As filed with the Securities and Exchange Commission on May 16, 2025

Registration Nos. 333-284112

and 333-284112-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KENTUCKY POWER COMPANY	KENTUCKY POWER COST RECOVERY LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)

Kentucky	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

1-6858
(Commission File Number)

0000055373	0002050048
(Central Index Key Number)	(Central Index Key Number)

61-0247775	33-2363654
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

1 Riverside Plaza Columbus, OH 43215-2373 (614) 716-1000	1645 Winchester Avenue Ashland, Kentucky 41101 606-929-1488
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

David C. House, Associate General Counsel

American Electric Power Service Corporation

1 Riverside Plaza

Columbus, Ohio 43215-2373

(614) 716-1630

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Robert G. Stephens George J. Vlahakos Sidley Austin LLP 1000 Louisiana Street, Suite 5900 Houston, Texas 77002 (713) 495-4500	Peter S. Morgan Alan Hoffman Winston & Strawn LLP 200 Park Avenue New York, New York 10166 (212) 294-6700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 16, 2025

PRELIMINARY PROSPECTUS

$477,749,000 Series 2025 Senior Secured Recovery Bonds

Kentucky Power Company

Sponsor, Depositor and Servicer

Central Index Key Number: 0000055373

Kentucky Power Cost Recovery LLC

issuing entity

Central Index Key Number: 0002050048

Tranche	Expected Weighted Average Life(Years)	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate		Initial Price to Public		Underwriting Discounts and Commissions		Proceeds to issuing entity (Before Expenses)	CUSIP/ISIN
A		$477,749,000				%		%		%	$

*	Principal amounts are approximate and subject to change.

The total initial price to the public is $    . The total amount of the underwriting discounts and commissions is $    . The total amount of proceeds to the issuing entity before deduction of expenses (estimated to be $    ) is $    . The principal and interest will be paid semi-annually. The first expected payment date is    , 2026.

Investing in the Series 2025 Senior Secured Recovery Bonds involves risks. Please read “Risk Factors” beginning on page 20 to read about factors you should consider before buying the bonds.

Kentucky Power Company, as “depositor,” is offering $477,749,000 of Series 2025 Senior Secured Recovery Bonds, referred to in this prospectus as the “Bonds.” Kentucky Power Company is also the “seller,” initial “servicer” and “sponsor” with regard to the Bonds.

Each Bond will be entitled to interest in    and    of each year, beginning on    , 2026. Interest will accrue from the date of issuance and will be included in the purchase price if the Bonds are delivered after that date. On each payment date the Bonds will be entitled to payment of principal based on a sinking fund schedule described in this prospectus under “Expected Sinking Fund Schedule,” but only to the extent funds are available after payment of certain fees and expenses and after payment of interest on the Bonds.

We are Kentucky Power Cost Recovery LLC, and we are the “issuing entity” of the Bonds. The Bonds are secured by our assets which consist principally of our right to receive certain special “charges” (or “cost recovery charges”), which Kentucky Power Company is entitled to impose and collect from all of its existing and future retail customers receiving electric service, and to periodically adjust those charges pursuant to a true-up mechanism. Please see “Security for the Bonds” and “Description of the Cost Recovery Property” in this prospectus.

The Kentucky Public Service Commission, the regulator of Kentucky Power Company, issued a Financing Order pursuant to which Kentucky Power Company is entitled to impose, collect and receive charges from all of its existing and future retail customers on a joint basis according to rate schedules calculated to generate sufficient revenues to pay interest and principal on the Bonds. The Financing Order requires that the charges be adjusted at least semi-annually, and permits such true-ups to occur more frequently if necessary to ensure that Kentucky Power Company recovers charges in the amounts required for us to make timely payments of interest on the Bonds and to repay the principal of the Bonds in accordance with the sinking fund schedule described in this prospectus. Credit enhancement for the Bonds will be provided by such statutory true-up mechanism, as well as by general and excess funds subaccounts held under the indenture governing the Bonds. Kentucky Power Company is permitted to use the proceeds from the sale of the Bonds to recover certain costs set forth in the Financing Order, which is described in this prospectus under “Use of Proceeds.”

The Bonds represent obligations only of the issuing entity and are secured only by the assets of the issuing entity, consisting principally of the Cost Recovery Property and related assets to support its obligations under the Bonds. Please see “Security for the Bonds” and “Description of the Cost Recovery Property” in this prospectus. Neither Kentucky Power Company nor any of its affiliates (other than the issuing entity) are liable for any payments on the Bonds. The Bonds are not a debt or general obligation of the Commonwealth of Kentucky, the Kentucky Public Service Commission or any other governmental agency or instrumentality and are not a charge on the full faith and credit or the taxing power of the Commonwealth of Kentucky or any governmental agency or instrumentality.

Under the Financing Order, the Kentucky Public Service Commission guarantees that it will act to ensure the charges are in an amount sufficient to pay interest and scheduled principal on the Bonds. The Kentucky Public Service Commission’s obligations relating to the Bonds, including the specific actions that it has guaranteed to take, under the Financing Order are direct, explicit, irrevocable and unconditional upon issuance of the Bonds, and under the Financing Order are legally enforceable against the Kentucky Public Service Commission, which is a United States public sector entity, in accordance with Kentucky law.

All matters relating to the structuring, marketing and pricing of the Bonds have been considered jointly by Kentucky Power Company and by designated personnel of the Kentucky Public Service Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the Bonds through the book-entry facilities of The Depository Trust Company for the accounts of its participants including Clearstream Banking, S.A. and Euroclear Bank SA/NV, as operator of the Euroclear System against payment in immediately available funds on or about    , 2025.

Joint Book-Running Managers

Jefferies LLC	Guggenheim Securities, LLC	SMBC Nikko Securities America, Inc.

The date of this prospectus is

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or the “SEC.” This prospectus provides information about us, the Bonds and Kentucky Power Company, the depositor, sponsor and servicer. This prospectus describes the terms of the Bonds offered hereby. You should carefully review this prospectus, any free writing prospectus we file with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information.”

References in this prospectus to the terms “we,” “us” or the “issuing entity” mean Kentucky Power Cost Recovery LLC, a Delaware limited liability company, the entity which will issue the Bonds. References to the “Bonds,” unless the context otherwise requires, means the Series 2025 Senior Secured Recovery Bonds offered pursuant to this prospectus. References to “Kentucky Power Company,” the “seller,” the “depositor” or the “sponsor” mean Kentucky Power Company. References to the “bondholders” or the “holders” refer to the registered holders of the Bonds. References to the “servicer” refer to Kentucky Power Company and any successor servicer under the servicing agreement referred to in this prospectus. References to the “Kentucky Utilities Act” refer collectively to Chapter 278 of Title XXIV Public Utilities (KRS §§ 278.010, 278.670-.696) and Chapter 65 Counties, Cities, and Other Local Units of the act relating to investor-owned utilities (KRS § 65.114), as amended from time to time. Unless the context otherwise requires, the term “customer” or “retail customer” means all existing and future retail customers receiving electric service from Kentucky Power Company or its successors or assignees under rate schedules approved by the Kentucky Public Service Commission even if a retail customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in the Commonwealth of Kentucky.

Unless the context otherwise requires, references to the “Financing Order” means the Financing Order issued by the Kentucky Public Service Commission to Kentucky Power Company on April 11, 2025, in Case No. 2023-00159, which amends, restates and supersedes the Financing Order dated January 10, 2024.

You can find a glossary of some of the other defined terms we use in this prospectus on page 136 of this prospectus.

We have included cross-references to sections in this prospectus where you can find further related discussions. You can also find references to key topics in the table of contents on the preceding pages. Please see the table of contents to locate these sections.

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus from us or the underwriters specifying the terms of this offering. Neither we nor any underwriter, agent, dealer, salesperson, the Kentucky Public Service Commission or Kentucky Power Company has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell the Bonds in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus is current only as of the date of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Some statements contained in this prospectus may be “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not historical facts, including statements in the documents that are incorporated by reference as discussed in this prospectus under the heading “Where You Can Find More Information,” are forward-looking statements within the meaning of the federal securities laws. Actual events or results may differ materially from those expressed or implied by these statements. In some cases, you can identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “will,” or other similar words.

We have based our forward-looking statements on our management’s beliefs, expectations and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual events or results will not differ materially from those expressed or implied by our forward-looking statements. In light of these risks and uncertainties, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. For additional details regarding these and other risks and uncertainties, see “Risk Factors” in this prospectus.

The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

•

state and federal legislative, judicial and regulatory actions or developments, including deregulation, re-regulation, restructuring of the electric utility industry and changes in, or changes in application of, laws or regulations applicable to various aspects of Kentucky Power Company’s business;

•	the accuracy of the servicer’s estimates of market demand and prices for energy;

•	the accuracy of the servicer’s estimates of residential and non-residential changes in Kentucky Power Company’s customer base;

•	changes in market demand and demographic patterns;

•

weather variations and other natural phenomena including ice or snow storms, floods and other weather-related events and natural disasters affecting Kentucky Power Company’s retail customer energy usage;

•	the operating performance of Kentucky Power Company’s facilities;

•	the accuracy of the servicer’s forecast of revenue or the associated electrical consumption or the payment of charges;

•	the reliability of Kentucky Power Company’s systems, procedures and other infrastructure necessary to operate the retail electric business;

•	economic, regulatory, or workforce impacts related to pandemics;

•	changes in climate and weather conditions, including natural disasters such as wind and ice storms, hurricanes, floods and droughts;

•	economic conditions affecting Kentucky Power Company’s service territories, including the economy’s effects on customer demand for utility services;

•	acts of war or terrorism or other catastrophic events affecting Kentucky Power Company’s retail customer revenue or energy usage;

•	direct or indirect results of cyber-attacks, security breaches or other attempts to disrupt the business of Kentucky Power Company;

•	the ability of Kentucky Power Company’s customers to continue paying their utility bills;

•	alternative energy suppliers and delivery arrangements;

•	blackouts or disruptions of interconnected transmission systems (the regional power grid);

•	terrorist attacks, cyberattacks, or other malicious acts that may damage or disrupt operating or information technology systems;

•	the impact of changes in interest rates and global market conditions on financing;

•	declining energy demand related to customer energy efficiency, conservation measures, technological advancements, or increased distributed generation;

•	the unpredictability of civil unrest and its direct and indirect impact on Kentucky Power Company; and

•	other factors we discuss in this prospectus.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this prospectus, and, except as required by law, we undertake no obligation to update or revise any forward-looking statement, including unanticipated events, after the date of this prospectus, except as required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

All subsequent written and oral forward-looking statements attributable to us and Kentucky Power Company or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

TRANSACTION OVERVIEW

Who We Are

We are Kentucky Power Cost Recovery LLC, a newly formed finance subsidiary of Kentucky Power Company. We have been formed for the purpose of issuing the Series 2025 Senior Secured Recovery Bonds, referred to as the “Bonds.” We will use the proceeds of the Bonds to acquire the Cost Recovery Property from Kentucky Power Company.

We are a ring-fenced and bankruptcy remote finance subsidiary with no employees and no operations other than issuing and repaying the Bonds. We have contracted with Kentucky Power Company to act as servicer for the Cost Recovery Property and perform any related administrative functions. We have two independent managers on our board and we are prohibited by our governing documents from filing for bankruptcy until the Bonds have been fully repaid without the consent of those independent managers. We have taken these measures to prevent any creditors, including creditors of our parent, Kentucky Power Company, from having any claim on our assets so that these assets remain available solely to repay the Bonds.

What is the Cost Recovery Property?

The Cost Recovery Property consists of all the rights and interests of Kentucky Power Company under the Financing Order that are being transferred to us, including:

1. the irrevocable right to impose and collect cost recovery charges from all current and future retail customers of Kentucky Power Company based on future sales of electricity generation, transmission and distribution services to those customers, which has been authorized by legislation and approved by the Commonwealth’s utility regulator, Kentucky Public Service Commission, and

2. the right to adjust the charges to customers if collections are insufficient to pay interest and scheduled principal on the Bonds, which is referred to as the “true-up mechanism.”

The Kentucky Public Service Commission has guaranteed that it will implement all required adjustments to the charges by means of the true-up mechanism.

The Commonwealth of Kentucky has pledged in the Kentucky Utilities Act that it will not take or permit any action that would impair the value of the Cost Recovery Property or the rights and remedies of the holders of the Bonds.

How the Bonds Will Be Repaid

1. Kentucky Power Company will add a cost recovery charge to the monthly bill on all retail customers which is calculated based on forecasted usage and revenue data from customers of electricity generation, transmission and distribution services. The cost recovery charge is adjusted periodically and continually to ensure that sufficient revenues are collected to make payments of interest and scheduled principal on the Bonds.

2. On each business day, Kentucky Power Company will deposit into our collection account the cost recovery charges estimated to have been received from retail customers.

3. On a monthly basis, Kentucky Power Company will reconcile the estimated revenues with the actual collections it has received and, if actual payments exceed estimated payments, Kentucky Power Company will deposit the difference into our excess funds subaccount to make future payments on the Bonds.

4. On each semi-annual payment date, we will pay interest accrued on the Bonds during the preceding six months and scheduled principal on the Bonds in accordance with the sinking fund schedule.

5. If revenues are insufficient to make such payments, we will increase the amount of the charges imposed on all retail customers by means of the true-up mechanism, which permits adjustment to the charges to be made at least semi-annually or more frequently if necessary.

6. The charges will continue to be imposed, collected, and adjusted on all existing and future retail customers of Kentucky Power Company until the Bonds have been repaid in full.

7. This process will be enforced by the Kentucky Public Service Commission and protected by a pledge by the Commonwealth of Kentucky and its agencies not to take or permit any action that impairs the value of the Cost Recovery Property or the rights of bondholders.

The illustration below depicts a general overview of how cost recovery charges are collected and applied compared to general rate charges issued by Kentucky Power Company.

The remainder of this prospectus provides more details about the Bonds, the issuing entity, the Financing Order and related legislation, the Kentucky Public Service Commission, the customers, the servicer, the legal contracts that will govern the transaction, the ratings of the Bonds, the underwriters, and other legal, tax, and ERISA considerations of which you should be aware. This prospectus also describes risk factors that may reduce the value of the collateral, alter the principal payment schedule, or otherwise impair the value of the Bonds.

PROSPECTUS SUMMARY OF TERMS

The following section is only a summary of selected information and does not provide you with all the information you will need to make your investment decision. To understand all of the terms of the offering of the Bonds, you should carefully read this entire prospectus. You should carefully consider the Risk Factors beginning on page 20 of this prospectus before you invest in the Bonds.

Securities offered:	$477,749,000 Series 2025 Senior Secured Recovery Bonds, scheduled to pay principal semi-annually and sequentially in accordance with the expected sinking fund schedule. Only the Bonds are being offered through this prospectus.

The issuing entity and its capital structure:	We are Kentucky Power Cost Recovery LLC, a Delaware limited liability company that was formed as a special purpose finance subsidiary of Kentucky Power Company. Kentucky Power Company is our sole member and owns all of our membership interests. We were formed to allow Kentucky Power Company to recover certain extraordinary costs by means of issuing the Bonds, as discussed below under “Use of Proceeds.”

We will purchase the Cost Recovery Property and issue the Bonds secured by that property. We will engage Kentucky Power Company to service the Cost Recovery Property and collect the charges. For more details, please see the section titled “Kentucky Power Cost Recovery LLC, the Issuing Entity” in this prospectus.

We will be capitalized with an upfront cash deposit by Kentucky Power Company of 0.5% of the principal amount of Bonds issued, which will be held in the capital subaccount.

Our address:	1645 Winchester Avenue Ashland, Kentucky 41101

Our telephone number:	(606) 929-1488

Federal income tax treatment of the issuing entity:	The Bonds will be debt of our parent, Kentucky Power Company, for federal income tax purposes. By making an investment in the Bonds, you agree to treat the Bonds as debt for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

Corporate financial reporting:	As required by the Financial Accounting Standards Board and the SEC Office of Chief Accountant governing corporate financial reporting for investor-owned utilities, the Bonds will be debt on the consolidated balance sheet of our parent, Kentucky Power Company, and the charges will be reported on its income statement.

Use of proceeds:	We will use the proceeds of the Bonds to acquire the Cost Recovery Property and pay the related expenses of the issuance.

Kentucky Power Company will use the proceeds of the sale of the Cost Recovery Property to us to pay off debts it incurred in connection with certain extraordinary costs. These costs have been approved by the Kentucky Public Service Commission as costs that may be recovered by Kentucky Power Company from its customers.

These extraordinary costs are described under “TRANSACTION OVERVIEW” and in Question 1 under “KEY QUESTIONS AND ANSWERS REGARDING THE BONDS AND THE TRUE-UP MECHANISM.”

Seller, Servicer and Depositor:	Our parent, Kentucky Power Company, is organized under Kentucky law to provide electricity generation, transmission and distribution services. Kentucky Power Company is an operating subsidiary of American Electric Power Company, Inc., referred to as “AEP.” AEP is an investor-owned public utility holding company based in Columbus, Ohio. Kentucky Power Company, acting as the “servicer,” will service the Cost Recovery Property under a servicing agreement with us. Please read “The Depositor, Seller, Initial Servicer and Sponsor” and “The Servicing Agreement” in this prospectus.

As of December 31, 2024, Kentucky Power Company provided transmission and distribution service of electric power to approximately 163,000 retail customers, covering a service territory of approximately 4,895 operational square miles in 20 counties, as shown below on the eastern edge of Kentucky. AEP is an investor-owned public utility holding company based in Columbus, Ohio. AEP’s over 16,000 employees operate and maintain the nation’s largest electricity transmission system and nearly 225,000 miles of distribution lines to deliver power to nearly 5.6 million retail customers in 11 states. AEP also is one of the nation’s largest electricity producers with approximately 29,000 megawatts of diverse generating capacity.

* Kentucky Power Company’s Service Territory in red.

Kentucky Power Company’s address:	1 Riverside Plaza, Columbus, Ohio 43215-2373

Kentucky Power Company’s phone number:	(614) 716-1000

Trustee:	U.S. Bank Trust Company, National Association, a national banking association. Please read “The Trustee” in this prospectus for a description of the trustee’s duties and responsibilities under the indenture.

Parties to transaction and flow of funds:	The following chart represents a general summary of the parties to the transactions and the flow of funds:

The Kentucky Public Service Commission guarantees the implementation of the charges and charge adjustments (the true-up)
Kentucky Public Service Commission
Kentucky Power Retail Customers
Customers pay charges based on their electricity service revenues as part of their electric bill ($)
Kentucky Power Company
Kentucky Power Company remits to the Collection Account trust estimated collections of all charges ($)
Bankruptcy Remote / Ring Fenced
Collection Account
Used to pay principal and interest
Kentucky Power Cost Recovery LLC
Cost Recovery Property
Right to impose, collect, and adjust charges
Kentucky Power Company reconciles actual versus estimated charges collected on a monthly basis
Trustee pays principal and interest semi-annually to bondholders ($)
Holders of 2025 Senior Secured Recovery Bonds

Security for the Bonds:	The Bonds are our obligation and secured only by our assets, consisting principally of the Cost Recovery Property.

The collateral securing the Bonds consists of:

•

the Cost Recovery Property, which is a present property right created under the Kentucky Utilities Act pursuant to the Financing Order and includes the right to impose, collect and adjust the charges from all current and future retail customers of Kentucky Power Company or its successor,

•

our rights under the statutory true-up mechanism to adjust the amount of the charges on all retail customers on a joint basis to ensure we have sufficient collections to pay the interest and scheduled principal of the Bonds in accordance with the sinking fund schedule; we refer to adjustments of the charges as the “true-up adjustments” or the “statutory true-up mechanism,”

•	our rights under the sale agreement pursuant to which we will acquire the Cost Recovery Property from Kentucky Power Company,

•	the guarantee of the Kentucky Public Service Commission to implement the statutory true-up mechanism,

•	the pledge by the Commonwealth of Kentucky not to impair the value of the Cost Recovery Property or the rights of bondholders,

•	our rights under the servicing agreement with Kentucky Power Company, which will bill and collect the charges on our behalf,

•	our rights under the intercreditor agreement and the administration agreement, and

•

the collection account and all related subaccounts into which all collected charges will be held, and all cash, instruments, investment property or other assets on deposit in those subaccounts, and all financial assets and securities entitlements carried therein or credited thereto.

Please read “Security for the Bonds” in this prospectus.

Cost Recovery Property:	The “Cost Recovery Property” consists of Kentucky Power Company’s rights and interests under the Financing Order that are transferred to us in a “true sale” pursuant to the sale agreement.

The Cost Recovery Property is a present property right that:

•	was created under the Kentucky Utilities Act and the Financing Order,

•	consists of the right to impose, collect, and adjust the charges on all existing and future retail customers on a joint basis,

•

generates revenues that depend upon the continued operation of our parent, Kentucky Power Company, or a successor as permitted and required by the Financing Order, to provide electricity generation, transmission and distribution services to retail customers and customer demand for those services, and

•	is protected by the Commonwealth of Kentucky’s pledge not to take or permit any action that impairs the value of the Cost Recovery Property or the rights of bondholders.

Please read “Review of Cost Recovery Property” in this prospectus.

Charges are imposed on a joint basis and are adjusted at least semi-annually or more frequently as necessary; charges are nonbypassable:	The Kentucky Utilities Act and the Financing Order mandate the imposition and collection of charges on a joint basis from all existing and future retail customers. The charges are applied to these customers individually and are adjusted and reallocated among all customers at least semi-annually or as necessary through the statutory true-up mechanism.

The charges are nonbypassable which means that no existing or future retail customer can avoid paying the charges. Currently, retail customers in Kentucky may not select an alternate electricity energy supplier. However, if a fundamental change in the regulation of public utilities were to be enacted in the Commonwealth and a retail customer did choose to purchase electricity from an electricity supplier other than Kentucky Power Company, the retail customer would still be required to pay the charges to Kentucky Power Company as part of the bill for supplying and distributing electricity. Please read “Risk Factors—Other Risks Associated with an Investment in the Bonds” in this prospectus.

Please read “Description of the Cost Recovery Property—Charge Rider; Charges,” “Kentucky Power Company’s Financing Order—Statutory True-Ups” and “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.

Allocation of charges:

The charges are calculated on a percent of revenue basis according to a methodology approved in the Financing Order. Specifically, the interest and scheduled principal payments on the Bonds, along with certain of our costs and expenses, to be recovered in a given period, referred to as the “Periodic Payment Requirement,” are first allocated on a percent of revenue basis among two groups of retail electric customers, referred to as “revenue classes,” consisting of (a) residential retail customers and (b) all other retail customers. The Periodic Payment Requirement, net of undercollections and overcollections from previous periods, that we are seeking to recover through the imposition of charges from each revenue class is then increased to account for the estimated amount of uncollectible charges and payment lags between billing and collection of charges during the period in which the charges will be in effect. The increased amounts allocated to each revenue class are collectively referred to as the Periodic Billing Requirement.

The Periodic Billing Requirement for each revenue class will then be further allocated among all customers within each class through application of the cost recovery charge to each customer’s bill. Specifically, the charge for each customer will be calculated by applying an adjustment factor to amounts billed for certain defined retail charges. The adjustment factor for each revenue class will be calculated by dividing the Periodic Billing Requirement allocated to each revenue class for a given period by the revenues expected to be collected during that period from the revenue class for the charges to which the adjustment factor will apply. Please read “Description of the Cost Recovery Property-Charge Rider; Charges” and “The Servicing Agreement-True-Up Adjustment Process” in this prospectus.

Please read “Kentucky Power Company’s Financing Order—Statutory True-Ups” in this prospectus, as well as the chart entitled “Parties to Transaction and Responsibilities,” “The Kentucky Utilities Act” and “Description of the Cost Recovery Property—Creation of Cost Recovery Property; Financing Order” in this prospectus.

No ceiling on level of charges and all charges are irrevocable:	There is no “ceiling,” “cap” or maximum on the amount of charges that may be imposed on retail customers to generate sufficient revenues to pay interest and principal on the Bonds and to pay certain of our related costs and expenses. This means that all existing or future, non-defaulting, retail customers may be required to pay higher charges if other retail customers move out of the service territory or default on their electricity bills, or the revenues expected to be collected from those customers are reduced or eliminated for any other reason, as discussed under “True-Up Adjustment Process” in this prospectus. The charges may also be reduced if Kentucky Power Company collects more revenue than necessary to make payments on the Bonds.

The Commission guarantees to adjust the charges as needed on future sales:	The Kentucky Public Service Commission guarantees that it will approve adjustments to the charges to make up for any shortfalls in collections or reduce any excess in collected charges. Please read “Kentucky Power Company’s Financing Order—Statutory True-Ups.”

The Commonwealth pledges never to impair bondholder rights:	The Commonwealth of Kentucky and its agencies, including the Kentucky Public Service Commission, are prohibited from taking or allowing any actions that could impair or reduce the value of the Cost Recovery Property securing the Bonds. This includes actions that could affect the rights or remedies of bondholders or impair the charges imposed on current and future customers. Unlike some states, Kentucky does not have a voter initiative or referendum process. For more details, please see “The Kentucky Utilities Act—Kentucky Power Company and Other Utilities May Securitize Qualified Costs” in this prospectus.

The obligations of the Commonwealth of Kentucky and the Kentucky Public Service Commission are direct, explicit, irrevocable and unconditional upon issuance of the Bonds. They are legally enforceable against the Commonwealth of Kentucky and the Kentucky Public Service Commission.

Please read “Description of the Cost Recovery Property-Charge Rider; Charges” and “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.

Interest payments:	We will pay interest on the Bonds on each payment date, which will occur semi-annually, on the th day of each and , and on the final maturity date. The first scheduled payment date is , 2026. If any payment date is not a business day, payments scheduled to be made on such date will be made on the next succeeding business day.

Interest will accrue with respect to the Bonds on a 30/360 basis at an interest rate of %.

Principal payments and payment sources:	We will make scheduled payments of principal on each payment date in accordance with the sinking fund schedule described in this prospectus under “DESCRIPTION OF THE BONDS – Principal Payments.”

Principal on the Bonds is only due upon the Final Maturity Date. An event of default occurs only if we do not pay the entire outstanding principal amount by the Final Maturity Date. No event of default will occur if we fail to repay the outstanding principal amount by the Scheduled Maturity Date or if we fail to make the full amount of any scheduled principal payment in accordance with the sinking fund schedule because we do not have sufficient collections to make any of those payments. In such circumstances, true-up adjustments to the charges would be made for subsequent periods and we would expect to collect sufficient revenues to pay the full scheduled principal repayments on the Bonds on subsequent Payment Dates, which would extend the weighted average life of your Bonds. See “DESCRIPTION OF THE BONDS – Payments on the Bonds,” and “—Events of Default; Rights upon Event of Default,” and “WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE BONDS” in this prospectus.

The true-up mechanism will not be used to increase charges following an acceleration of the principal of the Bonds in connection with an event of default. See “RISK FACTORS – OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS — Foreclosure of the trustee’s lien on the Cost Recovery Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.”

Scheduled Final Payment Date, Final Maturity Date and Weighted Average Life:

Tranche	Scheduled Final Payment Date	Final Maturity Date	Expected Weighted Average Life (years)
A

No optional redemption:	No optional redemption. Non-callable for the life of the Bonds.

Priority of distributions of charges received on future sales:

On each payment date for the Bonds, the trustee will allocate all charges collected during the six months preceding that payment date, together with funds on deposit in the issuing entity’s accounts to the payment, in the order of priority set forth below, of the following items:

1. the trustee’s fees, expenses and any outstanding indemnity amounts not to exceed in total $100,000 per year,

2. the servicing fee plus any unpaid servicing fees from prior payment dates,

3. the administration fee, and the fees of our independent manager, plus unpaid administration fees or independent manager fees from prior payment dates (or an allocable share of the administration fee and fees owed to our independent managers, if one or more series of bonds are issued by us),

4. all our other ordinary periodic operating expenses relating to the Bonds, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the administrator and the servicer,

5. the interest due on the Bonds, including any unpaid interest accrued during prior periods,

6. the principal then required to be paid on the final maturity of the Bonds, without regard to the sinking fund schedule,

7. the principal of the Bonds in accordance with the sinking fund schedule including any previously unpaid scheduled principal,

8. any remaining unpaid fees, expenses and indemnity amounts owed to the trustee,

9. any of our other unpaid operating expenses and any remaining amounts owed pursuant to the basic documents,

10. replenishment of any amounts used from the capital subaccount,

11. to Kentucky Power Company the return on invested capital then due and payable,

12. any remaining amounts to the excess funds subaccount for payment of amounts due on subsequent payment dates, and

13. after the Bonds have been repaid in full, any remaining amounts will be paid to us.

Credit ratings:	We expect the Bonds will receive credit ratings from two nationally recognized statistical rating organizations. Please read “Ratings for the Bonds” in this prospectus.

Credit enhancement	Credit enhancement for the Bonds, which is intended to protect you against losses or delays in scheduled payments on the Bonds, will be as follows:

•

The Kentucky Public Service Commission will approve adjustments to the charges, but only upon petition of the servicer, to make up for any shortfall, due to any reason, or reduce any excess in collected charges. We sometimes refer to these adjustments as the “true-up adjustments” or the “statutory true-up mechanism.” These adjustments will be made semiannually, and if determined necessary by the servicer, more frequently, and, beginning 12 months prior to the scheduled final payment date, quarterly, to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Bonds. Please read “Kentucky Power Company’s Financing Order—Statutory True-Ups” in this prospectus.

•	Collection Account—Under the indenture, the trustee will hold a collection account for the Bonds, divided into various subaccounts. The primary subaccounts for credit enhancement purposes are:

•	the general subaccount—the trustee will deposit into the general subaccount all charge collections remitted to it by the servicer; and

•	the excess funds subaccount—any excess amount of collected charges and investment earnings not released to us will be held in the excess funds subaccount.

Each of these subaccounts for the Bonds, in addition to any other subaccounts that may be created pursuant to the indenture, will be available to make payments on the Bonds on each payment date.

Minimum denomination:	$2,000, or integral multiples of $1,000 in excess thereof, except for one bond which may be of a smaller denomination.

Servicing compensation:

We will pay the servicer the servicing fee with respect to the Bonds on each Payment Date, plus reimbursement for its out-of-pocket costs for external accounting and legal services, subject to the adjustment mechanism described in the Financing Order. As long as Kentucky

Power Company or any affiliated entity acts as servicer, this servicing fee will be 0.05% of the initial principal balance of the Bonds on an annualized basis. If a successor servicer is appointed, the servicing fee may not exceed 0.60% of the initial principal balance of the Bonds on an annualized basis, unless the Kentucky Public Service Commission consents to a higher fee. For further information, please read “The Servicing Agreement—Servicing Compensation” in this prospectus.

ERISA considerations:	Employee benefit plans, plans or other arrangements that are subject to (i) ERISA or Section 4975 of the Internal Revenue Code or (ii) any federal, state, local or other law that is similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code (“applicable similar law”) and investors acting on behalf of, or using assets of, such employee benefit plans, plans or arrangements may acquire the Bonds subject to specified conditions. The acquisition, holding or disposition of the Bonds could be treated as a direct or indirect prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code or in the case employee benefit plans or arrangements subject to applicable similar law, could be treated as a violation of such applicable similar law. Accordingly, by purchasing and holding the Bonds, each investor that is or is acting on behalf of, or using assets of, such an employee benefit plan or arrangement subject to ERISA and/or Section 4975 of the Internal Revenue Code or applicable similar law will be deemed to certify that the purchase, holding and subsequent disposition of the Bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, in the case of an employee benefit plan, plan or arrangement subject to applicable similar law, or a violation of applicable similar law. For further information, please read “ERISA Considerations” in this prospectus.

Expected settlement:	On or about , 2025, settling flat. DTC, Clearstream and Euroclear.

Continuing disclosure: surveillance/internet-based information post issuance/dedicated web address:	AEP, on behalf of Kentucky Power Company, will establish a dedicated web address for the life of the Bonds. The basic documents and other information concerning the charges and security relating to the Bonds will be posted at such web address, which is currently located at .

The trustee will make available to the bondholders regular reports prepared by the servicer containing information concerning us, the Cost Recovery Property and other related matters. Unless and until the Bonds are issued in definitive certificated form, the reports will be made available electronically on the trustee’s website to DTC and DTC participants, and to the beneficial owners of the Bonds. An independent public accountant will not examine, report, or opine upon these reports. Please read “Description of the Bonds—Reports to Bondholders” in this prospectus.

Additional Series:	If Kentucky Power Company has additional recoverable costs and the recovery of those costs is approved by the Kentucky Public Service Commission pursuant to a new financing order, we may issue Additional Series of Bonds which will be secured by new cost recovery property acquired from our parent. Additional Series will only be issued if the rating agencies rating the Bonds confirm that such ratings would not be negatively affected. Any new issuance would be offered pursuant to a separate registration statement or other offering document and may include terms and provisions that would be unique to that particular issuance. For additional information about the issuance of Additional Series, please see “Security for the Bonds — Issuance of Additional Bonds” and “Description of the Bonds – Conditions of Issuance of Additional Bonds and Acquisition of Additional Cost Recovery Property.”

Risk factors:	You should consider carefully the risk factors beginning on page 20 of this prospectus before you invest in the Bonds.

KEY QUESTIONS AND ANSWERS

REGARDING THE BONDS AND THE TRUE-UP MECHANISM

The following questions and answers are intended to briefly address certain questions regarding the Bonds. These questions and answers may not address all questions that may be important to you. Please refer to the more detailed information contained elsewhere in this prospectus and the documents referred to in this prospectus, which you should read carefully and in their entirety.

Q1:	What is the Collateral securing the Series 2025 Senior Secured Recovery Bonds?

A:	The Cost Recovery Property, the funds on deposit in the issuing entity’s collection account, and the issuing entity’s rights under the various transaction documents.

Payment Mechanics and Safeguards

Q2:	What is the source of repayment for the Bonds?

A:

The collection of charges imposed on future sales by Kentucky Power Company of electricity generation, transmission and distribution services and collected from all current and future retail customers of Kentucky Power Company.

Q3:	What does imposed on all retail customers on a joint basis mean?

A:

The charges are joint obligation of the entire current and future retail customer base of Kentucky Power Company. If certain customers default on their obligation to pay the charge billed to them for whatever reason, other customers will make up the difference through the true-up mechanism. Specifically, the Kentucky Utilities Act and the Financing Order allow us to periodically “true-up” (increase or decrease) the charges to ensure that there are enough revenues available to pay interest and scheduled principal on the Bonds. The Kentucky Public Service Commission guarantees the implementation of the true-up mechanism.

Q4:	What happens if, for any reason, electricity usage and, as a result, collection of the charges, is less than projected at any time over the life of the Bonds?

A:

If collections are less than projected, the charges will be increased pursuant to the true-up mechanism to a level sufficient to provide for the timely payment of interest on the Bonds and the repayment of the principal of the Bonds in accordance with the sinking fund schedule. See “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.

Q5:	How often are true-up adjustments made?

A:

At least semi-annually, and quarterly, beginning 12 months prior to the scheduled final payment date of the Bonds. True-up adjustments may be made more frequently at any time, if determined to be necessary by Kentucky Power Company, acting as servicer. See “Kentucky Power Company’s Financing Order—Statutory True-Ups” in this prospectus.

Q6:	Is there any cap or ceiling on the amount of the charge for any retail customer?

A:	No. There is no “ceiling,” “cap” or maximum level of charges that may be imposed on all retail customers to meet the scheduled principal and interest payments on the Bonds.

Q7:	Is there a review process related to a true-up adjustment?

A:

Yes. The Kentucky Public Service Commission is allowed to review true-up adjustments as part of its guarantee to implement the true-up mechanism. However, the review is strictly a mathematical review, limited to determining whether there is any error in the application of the true-up mechanism. The Kentucky Public Service Commission does not have the ability to deny an adjustment under any other circumstance. In addition, true-up adjustments are deemed approved if the Kentucky Public Service Commission takes no action within ten days after the date of a true-up adjustment filing. See “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.

Legal Protections

Q8:	How are the charges collected by Kentucky Power Company safeguarded for the benefit of the bondholders?

A:

Collected charges are transferred to the trustee within two business days after receipt. The trustee holds the funds in a segregated trust account for the benefit of the bondholders, and the collections are not commingled with other funds of Kentucky Power Company or any other entity after being transferred to that account.

Q9:	Are the Bonds protected from a bankruptcy filing by Kentucky Power Company?

A:

Yes. We, as the issuing entity of the Bonds, are a legally separate finance subsidiary of Kentucky Power Company that is ring-fenced and bankruptcy-remote from the creditors of Kentucky Power Company. Independent managers on our board have the right to prevent us from making a voluntary bankruptcy filing for so long as the Bonds are outstanding. In addition, we acquired the Cost Recovery Property from Kentucky Power Company in a true-sale transaction for fair value, as discussed in “How a Bankruptcy May Affect Your Investment” in this prospectus. These measures mitigate our credit exposure to Kentucky Power Company and the risk that our assets would be consolidated with the assets and liabilities of Kentucky Power Company in the event it becomes subject to bankruptcy proceedings.

Q10:	How are bondholders affected by a merger or acquisition of Kentucky Power Company?

A:

Any successor by sale or merger with Kentucky Power Company must perform all obligations of, and will have the same rights under the Financing Order as, Kentucky Power Company. This means that any successor of Kentucky Power Company will continue to impose, collect, and adjust charges on future sales of electricity generation, transmission and distribution services to all existing and future retail customers.

Q11:	How does the pledge provided by the Commonwealth of Kentucky benefit bondholders?

A:

The Commonwealth’s pledge is a guarantee of regulatory action for the benefit of bondholders. The irrevocable Financing Order authorized by the Kentucky Utilities Act creates this guarantee. In addition, the Commonwealth has pledged to never impair the rights of the bondholders or impair the value of the Cost Recovery Property in any manner.

Q12:	May the Financing Order be rescinded or altered, or may the Kentucky Public Service Commission fail to implement the true-up mechanism?

A:

No. Once the Bonds are issued, the Kentucky Utilities Act provides that the Financing Order, and all obligations specified therein, are irrevocable. See “The Kentucky Utilities Act—Kentucky Power Company and Other Utilities May Finance Qualified Costs” and “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.

Q13:	May the Kentucky Utilities Act be repealed or altered in a manner that will impair the value of the Cost Recovery Property or prevent timely repayment of the Bonds?

A:

No. The Commonwealth of Kentucky has pledged in the Kentucky Utilities Act that it will not take or permit any action that would impair the value of the Cost Recovery Property or the rights and remedies of the holders of the Bonds. See “The Kentucky Utilities Act—Kentucky Power Company and Other Utilities May Finance Qualified Costs” and “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future state legislative action might attempt to reduce the value of your investment in the Bonds” in this prospectus.

Q14:	Are the Bonds protected from a change in legislation or from regulatory action by the Kentucky Public Service Commission?

A:

Yes. The Kentucky Utilities Act includes a pledge that the Commonwealth of Kentucky and its agencies, including the Kentucky Public Service Commission, will not take any action that impairs the value of the Cost Recovery Property for so long as the Bonds are outstanding. Further, any action to reduce the value of the Cost Recovery Property may require just compensation as a taking under the Kentucky Constitution and the U.S. Constitution.

See Question and Answer 15 below and “THE KENTUCKY UTILITIES ACT—Kentucky Power Company and Other Utilities May Finance Eligible Costs—Constitutional Matters” in this prospectus.

Q15:	Do bondholders have protection under the Constitution of the United States of America and the Constitution of the Commonwealth of Kentucky?

A:

Yes. The Commonwealth’s pledge (i) creates a binding contractual obligation on the Commonwealth for purposes of the Contract Clause of the United States Constitution, and (ii) provides a basis upon which the holders of Bonds could challenge any action by the Commonwealth of Kentucky, including the rescission or amendment of the Financing Order, that violates the state pledge in a manner that would substantially impair the value of the Cost Recovery Property or substantially reduce, alter or impair the value of the charges, prior to the time that the Bonds are paid and performed in full, unless there is a judicial finding that the action clearly is exercised for a public end and is reasonably necessary to the accomplishment of that public end so as not to be arbitrary, capricious or an abuse of authority. In addition, any action of the Kentucky legislature that adversely affects the Cost Recovery Property or the ability to collect the charges may be considered a “taking” under the United States or Kentucky Constitutions.

See “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future state legislative action might attempt to reduce the value of your investment in the Bonds” in this prospectus.

Q16:	May retail customers avoid paying the charges if they switch electric generation service suppliers?

A:

No. Kentucky Power Company’s retail customers cannot currently elect to purchase electricity from an alternative supplier who is not Kentucky Power Company. Further, Kentucky Power Company is the only utility that is authorized to distribute electricity to retail customers in its service territory and it would continue to impose the charges on its retail customers along with transmission and distribution services charges even if the electricity it is transmitting and distributing were supplied by another supplier.

See “Kentucky Power Company’s Financing Order—Collection of Charges” and “The Kentucky Utilities Act—Kentucky Power Company and Other Utilities May Securitize Qualified Costs” in this prospectus.

Q17:	What happens if, for any reason, electricity usage and, as a result, collection of the charges, is less than projected at any time over the life of the Bonds?

A:

The charges will be increased. If collections are less than projected, the charges will be increased pursuant to the true-up mechanism to a level sufficient to provide for the timely payment of interest on the Bonds and the repayment of the principal of the Bonds in accordance with the sinking fund schedule. See “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.

Q18:	If of Kentucky Power Company’s private sector retail customer base were to shrink significantly or otherwise fail to pay the charges, what would happen to the Bonds?

A:

In such an unlikely event, the true-up mechanism would increase the charges on the remaining retail customers. This means that the Commonwealth of Kentucky and other governmental entities, agencies, authorities, and instrumentalities of the Commonwealth, in their capacity as retail electric customers, would be obligated to pay higher charges to make up for the defaulting or departing customers because these governmental entities cannot leave Kentucky Power Company’s service territory.

The diagram below depicts the operation of the Kentucky Public Service Commission guaranteed true-up mechanism if this were to occur. Even though there would be a direct claim on these governmental entities and agencies, in their capacity as retail electric customers, there is no assurance that the Commonwealth of Kentucky and other government entities or agencies would pay such charges.

Other Pertinent Items

Q19:	What percentage of the total customer bill does the charge represent?

A:	The initial charge is estimated to represent approximately % of the total bill received by a 1,000 kWh residential retail customer as of , 2025.

Q20:	Are the Bonds ERISA eligible?

A:	Yes, see “ERISA Considerations” in this prospectus.

Q21:	Will the Bonds be classified as debt for tax purposes?

A:	Yes, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” in this prospectus.

RISK FACTORS

Please carefully consider all the information we have included or incorporated by reference in this prospectus, including the risks described below and the statements in “Cautionary Statement Regarding Forward-Looking Information,” before deciding whether to invest in the Bonds.

You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited.

The only source of funds for payment of the Bonds will be our assets, which consist of:

•

the Cost Recovery Property securing the Bonds, including the right to impose, bill, charge, collect and receive charges from all existing and future retail customers of Kentucky Power Company and our rights under the Financing Order to utilize the statutory true-up mechanism to adjust those charges;

•	the funds on deposit in the accounts held by the trustee;

•	our rights under various contracts we describe in this prospectus;

•	our right to compel the servicer to file for and obtain true-up adjustments; and

•	all payments on or under, and all proceeds in respect of, the foregoing.

See “Security for the Bonds” in this prospectus.

The billing and collection of the charges which will be our sole source of funds to make interest and principal payments on the Bonds depend upon the continued operation of Kentucky Power Company or its successor in supplying and distributing electricity to its retail customers. Any interruption in that business could adversely affect the timing of payments on the Bonds.

The Bonds are not a charge on the full faith and credit or taxing power of the Commonwealth of Kentucky or any governmental agency or instrumentality, nor will the Bonds be insured or guaranteed by Kentucky Power Company, including in its capacity as the sponsor, depositor, seller or servicer, or by its parent, AEP, any of their respective affiliates (other than us), the trustee or by any other person or entity. Thus, you must rely for payment of the Bonds solely upon the Kentucky Utilities Act, state and federal constitutional rights to enforce the Kentucky Utilities Act, the irrevocable Financing Order, collection of the charges and funds on deposit in the related accounts held by the trustee. The Bonds will be nonrecourse obligations, secured only by the Cost Recovery Property and other assets described above. If the charges collected from the customers of Kentucky Power Company, as periodically adjusted by means of the true-up mechanism, are not sufficient to make payments or there are delays in those collections, you may experience material payment delays or incur a loss on your investment in the Bonds. Our organizational documents restrict our right to acquire other assets unrelated to the transactions described in this prospectus. Please read “Kentucky Power Cost Recovery LLC, The Issuing Entity.”

RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE OR REGULATORY ACTIONS

We are not obligated to indemnify you for changes in law.

Neither we nor Kentucky Power Company, nor any affiliate, successor or assignee will indemnify you for any changes in the law, including any federal pre-emption or repeal or amendment of the Kentucky Utilities Act, that may affect the value of your Bonds. Kentucky Power Company will agree in the sale agreement pursuant to which it will transfer the Cost Recovery Property to us to institute any legal or substantive action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Kentucky Utilities Act that would be materially adverse to us, the trustee or the bondholders. However, we cannot assure you that Kentucky Power Company would be able to take any such action or that such action would be successful. Although Kentucky Power Company or any successor seller is required to indemnify us if legal action based on the law in effect at the time of the issuance of the Bonds invalidates the Cost Recovery Property, such indemnification obligations do not apply for any changes in law after the date the Bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. See “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

Future judicial action could reduce the value of your investment in the Bonds.

The Cost Recovery Property securing the Bonds is the creation of the Kentucky Utilities Act and the Financing Order that has been issued by the Kentucky Public Service Commission to Kentucky Power Company. There is uncertainty associated with investing in Bonds payable from an asset whose existence depends on legislation because there is limited judicial or regulatory experience implementing and interpreting the legislation. Because the Cost Recovery Property is a creation of the Kentucky Utilities Act, any judicial determination affecting the validity of or interpreting the Kentucky Utilities Act, the Cost Recovery Property or our ability to make payments on the Bonds might have an adverse effect on the Bonds. The Kentucky Utilities Act might be directly contested in courts or otherwise become the subject of litigation. In addition, the Financing Order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. If any provisions of the Kentucky Utilities Act are invalidated, the Financing Order might also be invalidated.

Other states have passed laws permitting the securitization of electric utility costs similar to the Kentucky Utilities Act. Some of the laws that are similar to the Kentucky Utilities Act have been challenged by judicial actions or utility commission proceedings. To date, none of these challenges has succeeded, but future challenges might be made. An unfavorable decision regarding another state’s law would not automatically invalidate the Kentucky Utilities Act or the Financing Order, but it might provoke a challenge to the Kentucky Utilities Act, establish a legal precedent for a successful challenge or heighten awareness of the political and other risks of the Bonds, and in that way may limit the liquidity and value of the Bonds. Therefore, legal activity in other states may indirectly affect the value of your investment in the Bonds.

If an invalidation of any relevant underlying legislative provision or financing order provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment.

Future state legislative action might attempt to reduce the value of your investment in the Bonds.

Despite its pledge in the Kentucky Utilities Act not to take or permit certain actions that would impair the value of the Cost Recovery Property or the charges, the Kentucky legislature might attempt to repeal or amend the Kentucky Utilities Act in a manner that limits or alters the Cost Recovery Property so as to reduce its value. For a description of the Commonwealth’s pledge, please read “The Kentucky Utilities Act—Kentucky Power Company and Other Utilities May Securitize Qualified Costs—State Pledge.” It might be possible for the Kentucky legislature to repeal or amend the Kentucky Utilities Act notwithstanding the Commonwealth’s pledge if the legislature acts in order to serve a significant and legitimate public purpose. Any such action, as well as the costly and time-consuming litigation that likely would ensue, might adversely affect the price and liquidity, the dates of payment of interest and principal and the weighted average life of the Bonds. Moreover, the outcome of any litigation cannot be predicted. Accordingly, you might incur a loss on or delay in recovery of your investment in the Bonds.

If an action of the Kentucky legislature adversely affecting the Cost Recovery Property or the ability to collect charges were considered a “taking” under the United States or Kentucky Constitutions, the Commonwealth of Kentucky might be obligated to pay compensation for the taking. However, even in that event, there is no assurance that any amount provided as compensation would be sufficient for you to recover fully your investment in the Bonds or to offset interest lost pending such recovery.

Unlike the citizens of some states, the citizens of the Commonwealth of Kentucky currently do not have the constitutional right to adopt or revise state laws by initiative or referendum. Thus, absent an amendment of the Kentucky Constitution, the Kentucky Utilities Act cannot be amended or repealed by direct action of the electorate of the Commonwealth of Kentucky.

The enforcement of any rights against the Commonwealth of Kentucky or the Kentucky Public Service Commission under the Commonwealth’s pledge may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against state and local governmental entities in Kentucky. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court, or limitations on type and locations of courts in which the Commonwealth of Kentucky or the Kentucky Public Service Commission may be sued.

The Kentucky Public Service Commission might attempt to take actions that could reduce the value of your investment in the Bonds.

The Kentucky Utilities Act provides that a financing order is irrevocable and that the Kentucky Public Service Commission may not directly or indirectly, by any subsequent action, rescind or amend a financing order or reduce or impair the charges authorized under a financing order, except for the true-up adjustments to the charges. However, the Kentucky Public Service Commission retains the power to adopt, revise or rescind rules or regulations affecting Kentucky Power Company. The Kentucky Public Service Commission also retains the power to interpret the Financing Order granted to Kentucky Power Company, and in that capacity might be called upon to rule on the meanings of provisions of the Financing Order that might need further elaboration. Any new or amended regulations or orders from the Kentucky Public Service Commission might adversely affect the ability of the servicer to collect the charges in full and on a timely basis, and, as a result, the amortization of the Bonds and their weighted average life.

The servicer is required to file with the Kentucky Public Service Commission, on our behalf, certain adjustments of the charges. Please read “Kentucky Power Company’s Financing Order—Statutory True-Ups” and “The Servicing Agreement—True-Up Adjustment Process.” True-up adjustment procedures have been challenged in the past and may be challenged in the future. Challenges to or delays in the true-up process might adversely affect the market perception and valuation of the Bonds. Also, any litigation, as well being costly and time-consuming, might materially delay charge collections due to delayed implementation of true-up adjustments and might result in missing payments or payment delays and a lengthened weighted average life of the Bonds.

The servicer may not fulfill, or may not be successful in fulfilling, its obligations to protect bondholders from actions by the Kentucky Public Service Commission or the Commonwealth of Kentucky.

The servicer will agree in the servicing agreement to take any action necessary to compel performance by the Kentucky Public Service Commission and the Commonwealth of Kentucky of their obligations or duties under the Kentucky Utilities Act or the Financing Order, including any actions reasonably necessary to block or overturn attempts to repeal or modify such Act or Financing Order. The servicer, however, may not be able to take those actions, or may be unsuccessful in its attempts to do so, for a number of reasons, including legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any legislative enactment or constitutional amendment. Any such failure to successfully compel performance by the Kentucky Public Service Commission or the Commonwealth of Kentucky could negatively affect bondholders’ rights and result in a loss of their investment.

A municipal entity might assert the right to acquire portions of Kentucky Power Company’s electric distribution facilities and avoid payment of the charges.

Kentucky law may authorize certain local municipalities to seek to acquire portions of Kentucky Power Company’s electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems. Although there are no recorded cases in Kentucky indicating that the power of eminent domain has been used by municipalities in Kentucky in recent times to acquire electric distribution systems, there can be no assurance that one or more municipalities will not seek to acquire some or all of Kentucky Power Company’s electric distribution facilities while Bonds remain outstanding. The Kentucky Utilities Act specifies that charges approved by a Kentucky Public Service Commission order shall be collected by an electric utility as well as its “successors.” In the servicing agreement, Kentucky Power Company will covenant to assert in an appropriate forum that any municipality that acquires any portion of Kentucky Power Company’s electric distribution facilities must be treated as a successor to Kentucky Power Company under the Kentucky Utilities Act and the Financing Order and that retail customers in such municipalities remain responsible for payment of charges. However, the involved municipality might assert that it should not be treated as a successor to Kentucky Power Company for these purposes and that its distribution customers are not responsible for payment of charges. In any such cases, there can be no assurance that the charges will be collected from customers of municipally-owned utilities who were formerly customers of Kentucky Power Company. Even if the municipally-owned utility acquiring Kentucky Power Company’s utility plant is deemed a successor to Kentucky Power Company for purposed of the Kentucky Utilities Act, the municipally-owned utility may assert that it is not bound by the Kentucky Utilities Act because municipally-owned electric utilities are not subject to the Kentucky Public Service Commission’s jurisdiction, including tariffs filed by Kentucky Power Company with the Kentucky Public Service Commission, or because the legal obligations imposed by the Financing Order do not follow the assets obtained through condemnation. Any decrease in the retail customer base from which charges are collected might result in missing payments or payment delays and lengthened weighted average life of the Bonds.

SERVICING RISKS

Inaccurate forecasting of, or changes in, revenue or unanticipated delinquencies or write offs might reduce scheduled payments on the Bonds.

The cost recovery charges are generally assessed based on forecasted revenues, which are based on forecasted rates and forecasted customer usage, which includes both kilowatts demanded and kilowatt-hours of electricity consumed by retail customers. The amount and the rate of charge collections will depend in part on actual electricity usage and the amount of collections and write-offs for each revenue class. If the servicer inaccurately forecasts revenues or customer delinquency or charge-offs when setting or adjusting the cost recovery charges or if the Kentucky Public Service Commission subsequently decreases the rates and charges that make up Kentucky Power Company’s revenues, or if the effectiveness of the adjustments is delayed for any reason, there could be a shortfall or material delay in collections of the cost recovery charge, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the Bonds. Please read “Kentucky Power Company’s Financing Order—Statutory True-Ups” and “The Servicing Agreement—True-Up Adjustment Process.”

Kentucky Power Company’s revenue forecast is developed by applying the load forecast for each revenue class, through the next budget year (typically only the first two years of the forecast horizon), to estimated price-load relationships. These price-load relationships are regression models that estimate class-level average revenue realizations as a function of either monthly kWh consumption per customer (for the residential and commercial classes) or monthly kWh sales (for all other classes). The functions are estimated based on monthly data taken from Kentucky Power Company’s billing system. While Kentucky Power Company monitors the accuracy of its revenue forecast by conducting variance analysis on a monthly basis while taking into account weather impacts on kWh sales and other deviations from such forecast within the customer count, inaccurate forecasting of revenue by the servicer might result from, among other things:

•	unanticipated weather or economic conditions, resulting in less revenue than forecast;

•	general economic conditions being worse than expected, causing retail customers to leave Kentucky Power Company or reduce the revenue from such customers;

•

the occurrence of a natural disaster, such as extreme weather, an act of terrorism, cyber-attacks or other catastrophic events, including pandemics, unexpectedly disrupting electrical services and reducing revenues and demand;

•	unanticipated changes in the market structure of the electric industry;

•	customers accounting for a significant portion of Kentucky Power Company’s revenues or sales ceasing to do business or leaving the service territory;

•

customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts, economic conditions or unanticipated increases in electric usage efficiency;

•	unanticipated decreases in Kentucky Power Company’s other rates and charges subject to the jurisdiction of the Kentucky Public Service Commission that make up Kentucky Power Company’s retail revenue;

•	differences or changes in forecasting methodology; or

•	customers unexpectedly switching to alternative sources of energy, including self-generation of electric power.

Inaccurate forecasting of delinquency or charge-off rates by the servicer might result also from, among other things:

•

unexpected deterioration of the economy or the unanticipated declaration of a moratorium on terminating electric service to customers in the event of extreme weather, other natural disaster or other catastrophic event, any of which would cause greater delinquencies or charge-offs than expected or force Kentucky Power Company to grant additional payment relief to more customers; or

•

any unanticipated change in law that makes it more difficult for Kentucky Power Company to terminate service to nonpaying customers or that requires Kentucky Power Company to apply more lenient credit standards in accepting retail customers.

Your investment in the Bonds depends on Kentucky Power Company or its successor or assignee, acting as servicer of the Cost Recovery Property.

Kentucky Power Company, as servicer, will be responsible for, among other things, calculating, billing and collecting the cost recovery charges from retail customers, submitting requests to the Kentucky Public Service Commission to adjust these charges, monitoring the collateral for the Bonds and taking certain actions in the event of non-payment by a retail customers. The trustee’s receipt of collections in respect of the charges, which will be used to make payments on Bonds, will depend in part on the skill and diligence of the servicer in performing these functions. The systems that the servicer has in place for charge billings and collections, together with the Kentucky Public Service Commission regulations, might, in particular circumstances, cause the servicer to experience difficulty in performing these functions in a timely and completely accurate manner. If the servicer fails to make collections for any reason, then the servicer’s payments to the trustee in respect of the charges might be delayed or reduced. In that event, our payments on the Bonds might be delayed or reduced.

If we replace Kentucky Power Company as the servicer, we may experience difficulties finding and using a replacement servicer.

Under certain circumstances, subject to regulatory and contractual limits, Kentucky Power Company may resign as servicer, or the trustee, the Kentucky Public Service Commission or certain bondholders may remove Kentucky Power Company as servicer. See “The Servicing Agreement—Matters Regarding the Servicer” and “The Servicing Agreement—Rights Upon a Servicer Default” in this prospectus. If Kentucky Power Company ceases to service the Cost Recovery Property, it might be difficult to find a successor servicer. Also, any successor servicer might have less experience and ability than Kentucky Power Company and might experience difficulties in collecting charges and determining appropriate adjustments to the charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor servicer might not be willing to perform other than for fees higher than those approved in the Financing Order and might charge fees that, while permitted under the Financing Order, are higher than the fees paid to Kentucky Power Company as servicer. Although a true-up adjustment may be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of the true-up adjustment to adjust for the increase that might adversely affect distributions from the collection account. In the event of the commencement of a case by or against the servicer under the United States Bankruptcy Code or similar laws, we and the trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors and others might delay the timing of payments and may reduce the value of your investment.

Kentucky Power Company has entered into the KPCo Receivables Purchase Agreement and the corresponding KPCo Receivables Agency Agreement, and may enter in the future, financing arrangements involving the sale of its accounts receivable. With respect to the KPCo Receivables Purchase Agreement, such agreement will, upon the issuance of the Bonds, be subject to the intercreditor agreement described under “KENTUCKY POWER COST RECOVERY LLC, THE ISSUING ENTITY–Intercreditor Agreement.” Kentucky Power Company will agree with us in the sale agreement that if it becomes a party to any future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivable, Kentucky Power Company and the other parties to such arrangement will enter into an amendment to the existing intercreditor agreement or into a separate intercreditor agreement in connection therewith and the terms the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement will expressly exclude the charges from any receivables or other assets pledged or sold under such arrangement. Although the charges are and will not be subject to such receivables financings, the charges and accounts receivable are owed by the same pool of customers and are expected to be collected for the foreseeable future under a single bill with respect to such customers.

As required by the sale agreement, the intercreditor agreement provides, and each future intercreditor agreement must also provide, that, in the event the trustee has the right (acting at the written direction of the holders of a majority in principal amount of the Bonds) to replace Kentucky Power Company as servicer or the investors under other receivables financings have the right to replace Kentucky Power Company as collection agent for such financing, the trustee and the investors’ agent will act jointly in the exercise of such rights and neither party will be entitled to replace Kentucky Power Company under its agreement without the consent of the other party (which consent, in the case of the trustee, shall be at the written direction of the holders of a majority in principal amount of the Bonds). The Intercreditor Agreement, or any similar agreement executed after the issuance of the Bonds, may therefore make it more difficult for the trustee to replace Kentucky Power Company following a servicer default. Conversely, if a default were to occur under the KPCo Receivables Agency Agreement or similar agreement executed by Kentucky Power Company in the future, such a default may increase the possibility of Kentucky Power Company being replaced as servicer under the servicing agreement, even if Kentucky Power Company is not in default under the servicing agreement.

Changes to billing and collection practices might reduce the value of your investment in the Bonds.

The Financing Order specifies the methodology for determining the amount of the charges we may impose. The servicer may not change this methodology without approval from the Kentucky Public Service Commission. However, the servicer may set its own billing and collection arrangements with retail customers from whom it collects the charges directly, provided that these arrangements comply with the Kentucky Public Service Commission’s customer safeguards and the provisions of the servicing agreement. For example, to recover part of an outstanding bill, the servicer may agree to extend a retail customer’s payment schedule or to write off the remaining portion of the bill, including the charges. Also, the servicer may change billing and collection practices, which might adversely impact the timing and amount of retail customer payments and might reduce charge collections, thereby limiting our ability to make scheduled payments on the Bonds until any resulting undercollections can be trued-up and recovered from other retail customers. Separately, the Kentucky Public Service Commission might require changes to these practices. Any changes in billing and collection practices regulations might make it more difficult for the servicer to collect the charges and adversely affect the value of your investment in the Bonds.

Limits on rights to terminate service might make it more difficult to collect the charges.

Under certain circumstances, the servicer may terminate transmission and distribution service to a retail customer for non-payment of the charges under the applicable rules of the Kentucky Public Service Commission. Nonetheless, Kentucky statutory requirements and the rules and regulations of the Kentucky Public Service Commission, which may change from time to time, regulate and control the right to disconnect service. To the extent these retail customers do not pay for their electric service, the servicer will not be able to collect charges from them.

Future adjustments to charges by revenue class might result in insufficient collections.

The customers who pay the charges are divided into revenue classes. Charges will be allocated among revenue classes and assessed in accordance with the formula specified in the Financing Order. A shortfall in collections of charges in one revenue class may be corrected by making adjustments to the charges payable by that revenue class and any other revenue class. If enough customers in a class fail to pay the charges or cease to be customers, the servicer might have to substantially increase the charges for the remaining customers in that revenue class and for the other revenue classes. These increases could lead to further unanticipated failures by the remaining customers to pay the charges, thereby increasing the risk of a shortfall in funds to pay the Bonds.

STORM RELATED RISK

Storm damage to Kentucky Power Company’s operations could impair payment of the Bonds.

Kentucky Power Company’s operations could be impacted by extreme weather, including flooding, wind storms or ice storms. Transmission and/or distribution and generation facilities could be damaged or destroyed and usage of electricity could be interrupted temporarily, reducing charge collections. There could be longer-lasting weather-related adverse effects on residential and commercial development and economic activity among Kentucky Power Company’s customers, which could cause the reduction in charge collections to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the state pledge, might be defended on the basis of public necessity. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future state legislative action might attempt to reduce the value of your investment in the Bonds” in this prospectus.

RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR THE SERVICER

For a more detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment.”

The servicer will commingle the charges with other revenues it collects, which might obstruct access to the charges in case of the servicer’s bankruptcy and reduce the value of your investment in the Bonds.

The servicer will be required to remit collections to the trustee within two business days of receipt. The servicer will not segregate the charges from the other amounts it collects from retail customers or its general funds. The charges will be segregated only after the servicer remits them to the trustee. Despite this requirement, the servicer might fail to pay the full amount of the charges to the trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of charge collections available to make payments on the Bonds.

The Kentucky Utilities Act provides that the priority of a lien and security interest perfected in Cost Recovery Property is not impaired by the commingling of the funds arising from the charges with any other funds. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Kentucky Utilities Act and might decline to recognize our right to the charge collections that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the charge collections held by the servicer as of the date of bankruptcy would not be available to pay amounts owing on the Bonds. In this case, we would have only a general unsecured claim against the servicer for those collections. This decision could cause material delays in payments of principal or interest, or losses, on your Bonds and could materially reduce the value of your investment in the Bonds.

The bankruptcy of Kentucky Power Company or any successor seller might result in losses or delays in payments on the Bonds.

The Kentucky Utilities Act and the Financing Order provide that as a matter of Kentucky state law:

•	the rights and interests of a selling utility under a financing order, including the right to impose, bill, charge, collect and receive charges, are contract rights of the seller,

•

the seller may make a present transfer of its rights under a financing order, including the right to impose, bill, charge, collect and receive future charges that retail customers do not yet owe any amounts to seller,

•

upon the transfer to us, the rights will become the Cost Recovery Property, which constitutes a present property right, even though the imposition and collection of charges depend on further acts that have not yet occurred, and

•

a transfer of the Cost Recovery Property from the seller or its affiliate, to us, under an agreement that expressly states the transfer is a sale or other absolute transfer, is a true sale of the Cost Recovery Property and not a pledge of the Cost Recovery Property to secure a financing by the seller.

These provisions are important to maintaining payments on the Bonds in accordance with their terms during any bankruptcy of Kentucky Power Company. In addition, the transaction has been structured with the objective of keeping us legally separate from Kentucky Power Company and its affiliates in the event of a bankruptcy of Kentucky Power Company or any such affiliates.

A bankruptcy court generally follows state property law on issues such as those addressed by the state law provisions described above. However, a bankruptcy court does not follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a Kentucky Power Company bankruptcy refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a beneficial owner of the Bonds might be similar to the treatment you would receive in a Kentucky Power Company bankruptcy if the Bonds had been issued directly by Kentucky Power Company. A decision by the bankruptcy court that, despite our separateness from Kentucky Power Company, our assets and liabilities and those of Kentucky Power Company should be consolidated would have a similar effect on you as a bondholder.

We have taken steps together with Kentucky Power Company, as the seller, to reduce the risk that in the event the seller or an affiliate of the seller were to become the debtor in a bankruptcy case, a court would order that our assets and liabilities be substantively consolidated with those of Kentucky Power Company or an affiliate. Nonetheless, these steps might not be completely effective, and thus if Kentucky Power Company or its affiliate were to become a debtor in a bankruptcy case, a court might order that our assets and liabilities be consolidated with those of Kentucky Power Company or such affiliate. This might cause material delays in payment of, or losses on, your Bonds and might materially reduce the value of your investment in the Bonds. For example:

•

without permission from the bankruptcy court, the trustee might be prevented from taking actions against Kentucky Power Company or recovering or using funds on your behalf or replacing Kentucky Power Company as the servicer,

•	the bankruptcy court might order the trustee to exchange the Cost Recovery Property for other property of lower value,

•	tax or other government liens on Kentucky Power Company’s property might have priority over the trustee’s lien and might be paid from collected charges before payments on the Bonds,

•

the trustee’s lien might not be properly perfected in the collected Cost Recovery Property collections prior to or as of the date of Kentucky Power Company’s bankruptcy, with the result that the Bonds would represent only general unsecured claims against Kentucky Power Company,

•

the bankruptcy court might rule that neither our property interest nor the trustee’s lien extends to the charges in respect of electricity consumed after the commencement of Kentucky Power Company’s bankruptcy case, with the result that the Bonds would represent only general unsecured claims against Kentucky Power Company,

•

we and Kentucky Power Company might be relieved of any obligation to make any payments on the Bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case,

•	Kentucky Power Company might be able to alter the terms of the Bonds as part of its plan of reorganization,

•	the bankruptcy court might rule that the charges should be used to pay, or that we should be charged for, a portion of the cost of providing electric service, or

•

the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving us with an unsecured claim for actual damages against Kentucky Power Company that may be difficult to prove or, if proven, to collect in full.

Furthermore, if Kentucky Power Company enters bankruptcy, it might be permitted to stop acting as servicer, and it may be difficult to find a third party to act as servicer. The failure of the servicer to perform its duties or the inability to find a successor servicer might cause payment delays or losses on the Bonds. Also, the mere fact of a servicer or seller bankruptcy might have an adverse effect on the resale market for the Bonds and on their value.

The sale of the Cost Recovery Property might be construed as a financing and not a sale in a case of Kentucky Power Company’s bankruptcy which might delay or limit payments on the Bonds.

The Kentucky Utilities Act provides that the characterization of a transfer of Cost Recovery Property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for federal or state tax purposes or financial reporting purposes. We and Kentucky Power Company will treat the transaction as a sale under applicable law, although for financial reporting and income and franchise tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of Kentucky Power Company, a party in interest in the bankruptcy might assert that the sale of the Cost Recovery Property to us was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, we expect that we would, on behalf of ourselves and the trustee, be treated as a secured creditor of Kentucky Power Company in the bankruptcy proceedings, although a court might determine that we only have an unsecured claim against Kentucky Power Company. Even if we had a security interest in the Cost Recovery Property, we would not likely have access to the related charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the Bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to us of the related charge collections and therefore the amount and timing of funds available to us to pay the bondholders.

If the servicer enters bankruptcy proceedings, the remittance of charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the Bonds.

In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement or intercreditor agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that the charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. In such a case, we or the trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, we would expect that the amount of any future charges would be increased through the statutory true-up mechanism to recover such amount.

Claims against Kentucky Power Company or any successor seller might be limited in the event of a bankruptcy of the seller.

If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us against the seller under the sale agreement and the other related agreements would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that we have against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the seller might challenge the enforceability of the indemnity provisions in a sale agreement. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. We cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, we cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the seller.

The bankruptcy of Kentucky Power Company or any successor seller might limit the remedies available to the trustee.

Upon an event of default for the Bonds under the indenture, the Kentucky Utilities Act permits the trustee to enforce the security interest in the Cost Recovery Property in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the Kentucky Public Service Commission to order the sequestration and payment to bondholders of all revenues arising with respect to the Cost Recovery Property. There can be no assurance, however, that the Kentucky Public Service Commission would issue this order after a Kentucky Power Company bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the Kentucky Public Service Commission, and an order requiring an accounting and segregation of the revenues arising from the Cost Recovery Property. There can be no assurance that a court would grant either order.

OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS

Foreclosure of the trustee’s lien on the Cost Recovery Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.

Under the Kentucky Utilities Act and the indenture, the trustee or the bondholders have the right to foreclose or otherwise enforce the lien on the Cost Recovery Property securing the Bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the Cost Recovery Property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the Bonds will be due and payable upon acceleration of the Bonds before maturity, the charges likely would not be accelerated and the nature of our business will result in principal of the Bonds being paid as funds become available.

Kentucky Power Company’s indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the Bonds.

Kentucky Power Company is obligated under the sale agreement to indemnify us and the trustee, for itself and on behalf of the bondholders, only in specified circumstances and will not be obligated to repurchase any Cost Recovery Property in the event of a breach of any of its representations, warranties or covenants regarding the Cost Recovery Property. Similarly, Kentucky Power Company is obligated under the servicing agreement to indemnify us and the trustee, for itself and on behalf of the bondholders, and the Kentucky Public Service Commission only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement.”

Neither the trustee nor the bondholders will have the right to accelerate payments on the Bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture relating to the Bonds as described in “Description of the Bonds—Events of Default; Rights Upon Event of Default.” Furthermore, Kentucky Power Company might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by Kentucky Power Company might not be sufficient for you to recover all of your investment in the Bonds. In addition, if Kentucky Power Company becomes obligated to indemnify the bondholders, the then-current ratings on the Bonds will likely be downgraded as a result of the circumstances causing the breach and the fact that the bondholders will be unsecured creditors of Kentucky Power Company with respect to any of these indemnification amounts. Kentucky Power Company will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the Bonds, or for any consequential damages, including any loss of market value of the Bonds resulting from a default or a downgrade of the ratings of the Bonds. Please read “The Sale Agreement—Seller Representations and Warranties” and “—Indemnification” in this prospectus.

We and other affiliates of Kentucky Power Company may issue additional bonds.

Kentucky Power Company may in the future sell property similar to the Cost Recovery Property to us in order to secure Additional Series of bonds or to one or more affiliated entities other than us in connection with the issuance of a new issuance of securitized bonds without your prior review or approval. Kentucky Power Company has covenanted in the sale agreement not to sell property similar to the Cost Recovery Property to us or other entities to secure any Additional Series of bonds if the issuance would result in the credit ratings on the Bonds being reduced or withdrawn.

The Financing Order authorizes us to issue, one or more Additional Series of bonds, in an aggregate principal amount not to exceed the balance of Eligible Costs that may be recovered by Kentucky Power Company under the Financing Order. Any Additional Series would be offered pursuant to a separate registration statement and may include terms and provisions that would be unique to that particular series. In the event a customer does not pay in full all amounts owed under any bill, including charges relating to one or more series of securitized bonds, Kentucky Power Company, as servicer, is required to allocate any resulting shortfalls in charges ratably based on the amounts of charges owing in respect of the Bonds, any Additional Series of bonds issued by us and any amounts owing to any subsequently created affiliate of Kentucky Power Company which issues securitized bonds. Accordingly, if a dispute arises with respect to the allocation of the charges or other delays occur on account of the administrative burdens of making such allocation, we cannot assure you that the issuance of a new series or new securitized bonds would not cause reductions or delays in payment on your Bonds. In addition, your interests might conflict with the interests of the bondholders of another series, which could result in an outcome that is materially unfavorable to you.

The credit ratings are no indication of the expected rate of payment of principal on the Bonds.

We expect the Bonds will receive credit ratings from two nationally recognized statistical rating organizations, or NRSROs. A rating is not a recommendation to buy, sell or hold the Bonds. The ratings merely analyze the probability that we will repay the total principal amount of the Bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid in accordance with the expected sinking fund schedule.

Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating of the Bonds and monitoring such rating after the closing date. As a result, an NRSRO other than the NRSRO hired by the sponsor (the hired NRSRO) may issue ratings on the Bonds (Unsolicited Ratings), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the closing date. Issuance of any Unsolicited Rating will not affect the issuance of the Bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSRO might adversely affect the value of the Bonds and, for regulated entities, could affect the status of the Bonds as a legal investment or the capital treatment of the Bonds. Investors in the Bonds should consult with their legal counsel regarding the effect of an Unsolicited Rating that is lower than the rating of a hired NRSRO. None of Kentucky Power Company, us, the underwriters or any of their affiliates will have any obligation to inform you of any Unsolicited Ratings assigned after the date of this prospectus. In addition, if we or Kentucky Power Company fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the Bonds, a hired NRSRO could withdraw its ratings on the Bonds, which could adversely affect the market value of your Bonds and/or limit your ability to resell your Bonds.

Alternatives to purchasing electricity through Kentucky Power Company’s distribution facilities may be more widely utilized by retail customers in the future.

Broader use of distributed generation by retail customers may result from customers’ changing perceptions of the merits of utilizing existing generation technology, tax or other economic incentives or from technological developments resulting in smaller-scale, more fuel efficient, more environmentally friendly and/or more cost effective distributed generation. Moreover, an increase in distributed generation may result if extreme weather conditions result in shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. Therefore, more widespread use of distributed generation might allow greater numbers of retail customers to reduce or eliminate their use of the distribution services provided by Kentucky Power Company. As a result, the servicer will need to utilize the true-up mechanism to increase the charges billed to remaining customers.

The absence of a secondary market for the Bonds might limit your ability to resell your Bonds.

The underwriters for the Bonds may assist in resales of the Bonds, but they are not required to do so. A secondary market for the Bonds might not develop, and we do not expect to list the Bonds on any securities exchange. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your Bonds. Please read “Plan of Distribution.”

You might receive principal payments for the Bonds later than you expect.

The amount and the rate of collection of the charges, together with the related true-up charge adjustments, will generally determine whether there is a delay in the scheduled repayment of the principal of the Bonds. If the servicer collects the charges at a slower rate than expected from the retail customers, it might have to request adjustments of the charges. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Bonds.

Risks associated with the Investment Company Act.

The issuing entity has not registered with the SEC as an investment company pursuant to the Investment Company Act in reliance on the exception provided under Section 3(c)(5) thereof, although there may be additional exclusions or exemptions available to the issuing entity.

If the SEC or a court of competent jurisdiction were to find that the issuing entity is in violation of the Investment Company Act for having failed to register as an investment company thereunder, possible consequences include, but are not limited to, the following: (i) the SEC could apply to a district court to enjoin the violation; (ii) investors in the Bonds could sue the issuing entity and recover any damages caused by the violation; and (iii) any contract to which the issuing entity is party that is made in, or whose performance involves, violation of the Investment Company Act would be unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of the Investment Company Act. Should the issuing entity be subjected to any or all of the foregoing, the issuing entity would be materially and adversely affected, and losses on the Bonds could occur.

Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds.

Investors should be aware, and in some cases are required to be aware, of certain restrictions and obligations with regard to any securitisation (as such term is defined for purposes of the relevant legislation) imposed:

(1)	in the European Union (“EU”), pursuant to Regulation (EU) 2017/2402 (as amended, the “EU Securitisation Regulation”);

(2)	in the non-EU member states of the European Economic Area (“EEA”), pursuant to the EU Securitisation Regulation, to the extent (if at all) implemented or applicable in such member states; and

(3)

in the United Kingdom (“UK”), pursuant to Regulation (EU) 2017/2402, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) and as amended (including by the Securitisation (Amendment) (EU Exit) Regulations 2019) (the “UK Securitisation Regulation”).

The EU Securitisation Regulation imposes certain requirements (the “EU Investor Requirements”) with respect to “institutional investors” (as such term is defined for purposes of the EU Securitisation Regulation), being: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC; (b) subject to certain exceptions, institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and management companies as defined in that Directive; and (e) credit institutions and investment firms as defined in Regulation (EU) No 575/2013 (as amended, the “EU CRR”) (and, in addition, the EU CRR makes provision as to the application of the EU Investor Requirements to certain consolidated affiliates, wherever established or located, of entities that are subject to the EU CRR).

The UK Securitisation Regulation imposes certain requirements (the “UK Investor Requirements”) with respect to “institutional investors” (as such term is defined for purposes of the UK Securitisation Regulation), being: (a) insurance undertakings and reinsurance undertakings as defined in the Financial Services and Markets Act 2000 (as amended, the “FSMA”); (b) occupational pension schemes as defined in the Pension Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes; (c) AIFMs as defined in the Alternative Investment Fund Managers Regulations 2013 which market or manage AIFs (as defined in such Regulations) in the UK; (d) UCITS as defined in the FSMA, which are authorized open ended investment companies as defined in the FSMA, and management companies as defined in the FSMA; (e) CRR firms as defined in Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the EUWA and as amended (the “UK CRR”); and (f) FCA investment firms as defined in the UK CRR (and, in addition, the UK CRR makes provision as to the application of the UK Investor Requirements to certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR).

Any person subject to the EU Investor Requirements or the UK Investor Requirements (an “SR Investor”) is required (amongst other things), prior to investing in a securitization, to verify certain matters, including that (a) certain credit-granting requirements are satisfied, (b) the originator, sponsor or original lender retains on an ongoing basis a material net economic interest in the securitization which, in any event, will not be less than 5%, in accordance with the EU Securitisation Regulation or the UK Securitisation Regulation (as applicable to the relevant SR Investor), and discloses that risk retention, and (c) the originator, sponsor or securitization special purpose entity has, where applicable, made available information in accordance with the EU Securitisation Regulation or the UK Securitisation Regulation (as applicable).

Failure by an SR Investor to comply with the EU Securitisation Regulation or the UK Securitisation Regulation (as applicable) with respect to an investment in the Bonds may (in the case of an SR Investor that is subject to regulatory capital requirements) result in the imposition of a penalty regulatory capital charge on that investment, and may (in any case) result in other regulatory sanctions being imposed or corrective action being required.

Neither we nor Kentucky Power Company nor any other party to the transactions described in this prospectus, intends, at any time, to retain a material net economic interest in such transactions, or to take any other action with regard to such transactions, in a manner prescribed or contemplated by the EU Securitisation Regulation or the UK Securitisation Regulation. In particular, no such party undertakes to take any action, or refrain from taking any action, for purposes of, or in connection with, compliance by any prospective investor (or any other Person) with any applicable requirement thereof.

Consequently, the Bonds may not be a suitable investment for an SR Investor. As a result, the price and liquidity of the Bonds in the secondary market may be adversely affected.

It is expected that, with effect from November 1, 2024, the UK Securitisation Regulation and certain related measures will be repealed, and certain new laws, rules and guidance (the “Future UK Securitisation Rules”) will be implemented. The scope and requirements of the Future UK Securitisation Rules will be broadly similar to those of the UK Securitisation Regulation and grandfathering such related measures, but there will be differences between the two regimes, some of which may be significant for affected parties. The Future UK Securitisation Rules will (amongst other things) make provision with regard to the “grandfathering” of any securitization in respect of which the securities were issued during the period from January 1, 2019 to October 31, 2024 (inclusive), such that, to the extent (and subject to the conditions) specified in the Future UK Securitisation Rules, the relevant securitization will continue to be subject to the UK Securitisation Regulation and the applicable related measures, notwithstanding their repeal.

Neither we nor Kentucky Power Company, nor any other party to the transactions described in this prospectus, intends, at any time, to take any action in respect of such transactions for purposes of, or in connection with, any Person’s compliance with any Future UK Securitisation Rules.

Prospective investors are responsible for analyzing their own legal and regulatory position and should consult with their own advisors and any relevant regulator or other authority, and make their own assessment, regarding the suitability of the Bonds for investment, and, in particular, the scope and applicability of the EU Securitisation Regulation and the UK Securitisation Regulation and any equivalent or similar requirements (including the Future UK Securitisation Rules) and their compliance (where applicable) with any requirement thereof.

If the investment of collected charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the Bonds later than you expect.

Funds held by the trustee in the collection account will be invested in eligible investments at the written direction of the servicer. Eligible investments include money market funds having a rating from Moody’s and S&P of “Aaa-mf” and “AAAm,” respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity is experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Bonds.

REVIEW OF COST RECOVERY PROPERTY

Pursuant to the rules of the SEC, Kentucky Power Company, as sponsor, has performed, as described below, a review of the Cost Recovery Property underlying the Bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the Cost Recovery Property is accurate in all material respects. Kentucky Power Company did not engage a third party in conducting its review.

The Bonds will be secured under the indenture by the indenture’s trust estate. The principal asset of the indenture’s trust estate is the Cost Recovery Property relating to the Bonds. The Cost Recovery Property is a present property right authorized and created pursuant to the Kentucky Utilities Act and an irrevocable financing order. The Cost Recovery Property includes the irrevocable right to impose, bill, charge, collect and receive nonbypassable charges in amounts sufficient to pay scheduled principal and interest and other amounts and charges in connection with the Bonds. The charges are payable by all of Kentucky Power Company’s retail customers that, subject to certain limitations specified in the Kentucky Utilities Act and the Financing Order, consume electricity that is delivered through Kentucky Power Company’s transmission and distribution system.

During the 12 months ended December 31, 2024, approximately 34.89% of Kentucky Power Company’s total deliveries were to residential retail customers and approximately 65.11% were to non-residential retail customers. During this period, approximately 94.45% were to retail customers at distribution voltage and 5.55% were to retail customers at transmission voltage. During this period, the Commonwealth of Kentucky and other federal, state and local governmental entities comprised the source of approximately 1.59% of Kentucky Power Company’s total retail electric revenues.

Charges authorized in the Financing Order that relate to the Cost Recovery Property are irrevocable and not subject to reduction, impairment, or adjustment by further action of the Kentucky Public Service Commission except that charges are subject to semi-annual and other interim true-up adjustments to correct overcollections or undercollections and to provide the expected recovery of amounts sufficient to timely provide all scheduled payments of debt service and certain related costs and expenses of the issuing entity in connection with the Bonds. There is no “ceiling,” “cap” or maximum on the level of charges that may be imposed on Kentucky Power Company’s retail customers to generate sufficient revenues to pay interest and scheduled principal on the Bonds and certain related issuing entity costs and expenses. All revenues and collections resulting from charges provided for in the Financing Order that relate to the Bonds are part of the Cost Recovery Property. The Cost Recovery Property relating to the Bonds is described in more detail under “Description of the Cost Recovery Property” in this prospectus.

In the Financing Order, the Kentucky Public Service Commission, among other things:

•

orders that Kentucky Power Company, as servicer, shall collect from all retail customers required to pay charges under the Financing Order, charges in an amount sufficient to provide for the timely payment of scheduled principal and interest on the Bonds,

•

orders that upon the transfer of the Cost Recovery Property to us by Kentucky Power Company, we shall have all of the rights, title and interest of Kentucky Power Company with respect to the Cost Recovery Property, and

•

guarantees that it will act under the Financing Order as expressly authorized by the Kentucky Utilities Act to ensure that expected charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the Bonds.

Please read “The Kentucky Utilities Act” and “Kentucky Power Company’s Financing Order” in this prospectus for more information.

The characteristics of Cost Recovery Property are unlike the characteristics of assets underlying mortgage and other commercial asset securitizations because Cost Recovery Property based on statute and state regulatory commission proceedings. Because the nature and characteristics of the Cost Recovery Property and many elements of the Bonds are set forth and constrained by the Kentucky Utilities Act, Kentucky Power Company, as sponsor, does not originate, underwrite or select the assets to serve as security for the Bonds. The Kentucky Utilities Act and the Kentucky Public Service Commission require the imposition on, and collection of the charges from, existing and future retail customers, subject to limited exceptions. Since the charges are assessed against all such retail customers and the true-up adjustment mechanism adjusts for the impact of customer defaults, the collectability of the charges is not ultimately dependent upon the credit quality of particular Kentucky Power Company customers, as would be the case in the absence of the true-up adjustment mechanism.

The review by Kentucky Power Company of the Cost Recovery Property underlying the Bonds has involved a number of discrete steps and elements. First, Kentucky Power Company analyzed and applied the Kentucky Utilities Act’s requirements for securitization of Eligible Costs in seeking approval from the Kentucky Public Service Commission for the issuance of the Financing Order and in its proposal with respect to the characteristics of the Cost Recovery Property to be created pursuant to the Financing Order. Kentucky Power Company worked with its counsel in preparing the application for a financing order and with the Kentucky Public Service Commission on the terms of the proposed order. Moreover, Kentucky Power Company worked with its counsel and counsel to the underwriters in preparing the legal agreements that provide for the terms of the Bonds and the security for the Bonds. Kentucky Power Company has analyzed economic issues and practical issues for the scheduled payment of the Bonds in terms of impacts of economic factors, potentials for disruptions due to weather or catastrophic events and its own forecasts for customer growth as well as the historic accuracy of its prior forecasts.

In light of the nature of the Cost Recovery Property as a property interest created by legislative action, Kentucky Power Company has taken (or prior to the offering of the Bonds, will take) the following actions in connection with its review of the Cost Recovery Property and the preparation of the disclosure for inclusion in this prospectus describing the Cost Recovery Property, the Bonds and the proposed securitization:

•

reviewed the Kentucky Utilities Act and the rules and regulations of the Kentucky Public Service Commission as they relate to the Cost Recovery Property in connection with the preparation and filing of the application with the Kentucky Public Service Commission for the approval of the Financing Order in order to confirm that the application and proposed order satisfied applicable statutory and regulatory requirements;

•	actively participated in the proceeding before the Kentucky Public Service Commission relating to the approval of the requested financing order;

•

compared the Financing Order, as issued by the Kentucky Public Service Commission, to the Kentucky Utilities Act and the rules and regulations of the Kentucky Public Service Commission as they relate to the Cost Recovery Property to confirm that the Financing Order met such requirements;

•

compared the proposed terms of the Bonds to the applicable requirements in the Kentucky Utilities Act, the Financing Order and the regulations of the Kentucky Public Service Commission to confirm that they met such requirements;

•

prepared and reviewed the agreements to be entered into in connection with the issuance of the Bonds and compared such agreements to the applicable requirements in the Kentucky Utilities Act, the Financing Order and the regulations of the Kentucky Public Service Commission to confirm that they met such requirements;

•

reviewed the disclosure in this prospectus regarding the Kentucky Utilities Act, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds, and compared such descriptions to the relevant provisions of the Kentucky Utilities Act, the Financing Order and such agreements to confirm the accuracy of such descriptions;

•

consulted with legal counsel to assess if there is a basis upon which the bondholders (or the trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the Commonwealth of Kentucky (including the Kentucky Public Service Commission) that repealed or amended the Kentucky Utilities Act in a manner that could substantially impair the value of the Cost Recovery Property, or substantially reduce, alter or impair the charges;

•

reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including without limitation, billing and collecting the charges to be provided for under the Cost Recovery Property, forecasting charge revenues, preparing and filing applications for true-up adjustments to the charges;

•	reviewed the operation of the true-up mechanism for adjusting charge levels to meet the scheduled payments on the Bonds; and

•

with the assistance of the underwriters, prepared financial models in order to set the initial charges to be provided for under the Cost Recovery Property at a level sufficient to pay on a timely basis scheduled principal and interest on the Bonds.

In connection with the preparation of such models, Kentucky Power Company:

•	reviewed (i) the historical retail electric usage and customer growth of Kentucky Power Company’s retail customers and (ii) forecasts of expected energy sales and customer growth;

•	reviewed the historic variance between (i) actual annual revenues collected by revenue class and (ii) forecasts of annual revenues expected to be collected by revenue class;

•

analyzed the sensitivity of the weighted average life of the Bonds in relation to variances in actual energy consumption levels (retail electric sales) from forecasted levels and in relation to the true-up mechanism in order to assess the probability that the weighted average life of the Bonds may be extended as a result of such variances, and in the context of the operation of the true-up mechanism for adjustment of charges to address under or overcollections in light of scheduled payments on the Bonds.

As a result of this review, Kentucky Power Company has concluded that:

•

the Cost Recovery Property, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds meet in all material respects the applicable statutory and regulatory requirements;

•

the disclosure in this prospectus regarding the Kentucky Utilities Act, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds is as of its date, accurate in all material respects;

•	In its capacity as the servicer, Kentucky Power Company has adequate processes and procedures in place to perform its obligations under the servicing agreement;

•

charge collections, as adjusted from time to time as provided in the Kentucky Utilities Act and the Financing Order, are expected to be sufficient to pay on a timely basis scheduled principal and interest on the Bonds; and

•

the design and scope of Kentucky Power Company’s review of the Cost Recovery Property as described above is effective to provide reasonable assurance that the disclosure regarding the Cost Recovery Property in this prospectus is accurate in all material respects.

THE KENTUCKY UTILITIES ACT

Kentucky Power Company and Other Utilities May Securitize Eligible Costs

We May Issue Bonds to Recover Kentucky Power Company’s Eligible Costs.

The Kentucky Utilities Act authorizes the Kentucky Public Service Commission to issue financing orders approving the issuance of bonds, such as the Bonds issued by us, to recover certain Eligible Costs of an electric utility. Under the Kentucky Utilities Act, proceeds of bonds must be used to directly or indirectly recover, finance or refinance capitalized cost assets and financing costs that are secured by or payable from Cost Recovery Property.

The Kentucky Utilities Act contains a number of provisions designed to facilitate the recovery of Eligible Costs incurred by an electric utility. Please read “Key Questions and Answers Regarding the Bonds and Related True-Up Mechanism” in this prospectus.

Creation of Cost Recovery Property.

Under the Kentucky Utilities Act, Cost Recovery Property is created when the rights and interests of an electric utility or successor under a financing order, including the right to impose, bill, charge, collect and receive charges authorized in the Financing Order, are first sold or transferred to an assignee, such as us, and are pledged to secure Bonds.

A Financing Order is Irrevocable.

A financing order, once effective, together with the charges authorized in that financing order, is irrevocable and not subject to reduction, impairment, postponement, termination or adjustment by the Kentucky Public Service Commission, except for adjustments pursuant to the Kentucky Utilities Act in order to correct any overcollections or undercollections of the charges and to provide for the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the related bonds. Although a financing order is irrevocable, the Kentucky Utilities Act allows for applicants to apply for one or more new financing orders to provide for refinancing, retiring or refunding bonds if such subsequent financing order satisfies all of the criteria specified in Sections 278.670 to 278.696 and 65.114 of the Kentucky Utilities Act.

State Pledge.

Under the Kentucky Utilities Act, the Commonwealth of Kentucky has pledged, for the benefit and protection of the bondholders, the owners of Cost Recovery Property, the other financing parties and the electric utility, that the Commonwealth of Kentucky and its agencies, including the Kentucky Public Service Commission, will not (1) alter the provisions of the Kentucky Utilities Act, (2) take or permit any action that would impair the value of the Cost Recovery Property or the security for the Bonds or revise the Recovery Costs for which recovery is authorized, (3) impair the rights and remedies of the bondholders, assignees and other financing parties, (4) amend, modify, or terminate the financing order by any subsequent action, or, (5) except for adjustments discussed in “Kentucky Power Company’s Financing Order-Statutory True-ups” and “The Servicing Agreement-True-Up Adjustment Process,” reduce, impair, postpone, terminate or otherwise adjust the charges to be imposed, billed, charged, collected, remitted and periodically adjusted for the benefit of holders, any assignee and any other financing parties, until the principal, interest, premium, if any, financing costs and any other fees, expenses or charges incurred, and contracts to be performed, in connection with the Bonds have been paid and performed in full.

Please read “Risk Factors-Risks Associated with Potential Judicial, Legislative or Regulatory Actions.”

Constitutional Matters.

To date, no federal or Kentucky cases addressing the repeal or amendment of the Kentucky Utilities Act or securitization provisions analogous to those contained in the Kentucky Utilities Act have been decided. There have been cases in which federal courts have applied the Contract Clause of the United States Constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of bonds issued by public instrumentalities or private issuers, or otherwise substantially impairing or eliminating the security for bonds or other indebtedness. Kentucky courts have applied the Contract Clause of the Kentucky Constitution to invalidate legislation that substantially impairs private contractual obligations, although in matters less analogous than addressed by the federal courts. Such determinations under Kentucky law are highly-fact-dependent.

Based upon this case law, Sidley Austin LLP, as counsel to Kentucky Power Company and us, expects to deliver an opinion, prior to the closing of the offering of the Bonds described in this prospectus, to the effect that, for the purposes of the Contract Clause of the United States Constitution, the state pledge described above unambiguously indicates the Commonwealth of Kentucky’s intent to be bound with the holders of the Bonds and, subject to all of the qualifications, limitations and assumptions set forth in its opinion, supports the conclusion that, for the purposes of the Contract Clause of the United States Constitution, the state pledge constitutes a binding contractual relationship between the Commonwealth of Kentucky and the holders of the Bonds and, with regard to Kentucky, Stites & Harbison, PLLC, as Kentucky counsel to Kentucky Power Company and us, expects to deliver an opinion, prior to the closing of the offering of the Bonds described in this prospectus, to the effect that Kentucky courts would treat the Contract Clause of the Kentucky Constitution in the same manner as the Federal Contract Clause in these circumstances.

Subject to all of the qualifications, limitations and assumptions set forth in such opinion, including that any impairment of the contract be “substantial,” the opinion of Sidley Austin LLP, with respect to the Contract Clause of the United States Constitution, and the opinion of Stites & Harbison, PLLC, with respect to the Contract Clause of the Kentucky Constitution, is expected to state that (a) a reviewing court of competent jurisdiction would hold that the Commonwealth of Kentucky and its agencies, including the Kentucky Public Service Commission could not constitutionally repeal or amend the Kentucky Utilities Act or take any other action contravening the state pledge and creating an impairment (without, as the Kentucky Utilities Act requires, providing full compensation by law for the full protection of the charges to be collected pursuant to the Financing Order and full protection of the holders of the Bonds), unless such court would determine that such impairment clearly is a reasonable and necessary exercise of the Commonwealth of Kentucky’s sovereign powers based upon reasonable conditions and of a character reasonable and appropriate to the emergency or other significant and legitimate public purpose justifying such action and (b) a reviewing court of competent jurisdiction would conclude that the state pledge (i) creates a binding contractual obligation of the Commonwealth of Kentucky for purposes of the Contract Clause of the United States Constitution (in the case of the opinion of Sidley Austin LLP) or of the Contract Clause of the Kentucky Constitution (in the case of the opinion of Stites & Harbison, PLLC), and (ii) provides a basis upon which the holders of Bonds could challenge successfully on appeal any such action by the Kentucky Public Service Commission of a legislative character, including the rescission or amendment of the Financing Order, that such court determines violates the state pledge in a manner that substantially impairs or would substantially impair the value of the Cost Recovery Property or substantially reduces, alters or impairs the value of the charges, prior to the time that the Bonds are paid and performed in full, unless there is a judicial finding that the Kentucky Public Service Commission action clearly is exercised for a public end and is reasonably necessary to the accomplishment of that public end so as not to be arbitrary, capricious or an abuse of authority.

In addition, any action of the Kentucky legislature adversely affecting the Cost Recovery Property or the ability to collect charges may be considered a “taking” under the United States or Kentucky Constitutions. Sidley Austin LLP has advised us that it is not aware of any federal, and Stites & Harbison, PLLC, has advised us that it is not aware of any Kentucky, court cases addressing the applicability of the Takings Clause of the United States or Kentucky Constitution, respectively, in a situation analogous to that which would be involved in an amendment or repeal of the Kentucky Utilities Act. It is possible that a court would decline even to apply a Takings Clause analysis to a claim based on an amendment or repeal of the Kentucky Utilities Act, because, for example, a court might determine that a Contract Clause analysis rather than a Takings Clause analysis should be applied. Assuming a Takings Clause analysis were applied under the United States Constitution or the Kentucky Constitution, Sidley Austin LLP and Stites & Harbison, PLLC, respectively, expect to render an opinion, prior to the closing of the offering of the Bonds described in this prospectus, to the effect that, under the existing case law of the respective courts each opinion is covering, a reviewing court of competent jurisdiction would hold (or with respect to the opinion of Stites & Harbison, PLLC, more likely than not, would hold), subject to all of the qualifications, limitations and assumptions set forth in each respective opinion, if it concludes that the Cost Recovery Property is protected by the Takings Clause of the United States Constitution (or the Takings Clause of the Kentucky Constitution with respect to the opinion of Stites & Harbison, PLLC), that the Commonwealth of Kentucky would be required to pay just compensation to the holders of the Bonds, as determined by such court, if the Kentucky legislature repealed or amended the Kentucky Utilities Act or took any other action contravening the state pledge, if the court determines doing so constituted a permanent appropriation of a substantial property interest of the holders of the Bonds in the Cost Recovery Property and deprived the holders of the Bonds of their reasonable expectations arising from their investments in the Bonds. In examining whether action of the Kentucky legislature amounts to a regulatory taking, both federal and state courts will consider the character of the governmental action, the economic impact of the governmental action on the holders of the Bonds, and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient for you to recover fully your investment in the Bonds.

In connection with the foregoing, Sidley Austin LLP has advised us that issues relating to the Contract and Takings Clauses of the United States Constitution, and Stites & Harbison, PLLC, has advised us that issues relating to the Contract and Takings Clauses of the Kentucky Constitution, are essentially decided on a case-by-case basis and that the courts’ determinations, in most cases, appear to be strongly influenced by the facts and circumstances of the particular case, and each has further advised us that there are no reported controlling judicial precedents that are directly on point. The opinions described above will be subject to the qualifications included in them. The degree of impairment necessary to meet the standards for relief under a Takings Clause analysis or Contract Clause analysis could be substantially in excess of what a holder of the Bonds would consider material.

In addition, Sidley Austin LLP expects to render an opinion, prior to the closing of the offering of the Bonds described in this prospectus, to the effect that under existing case law, a reviewing court of competent jurisdiction would hold that the Kentucky Utilities Act is constitutional in all material respects under the United States Constitution and, subject to all of the qualifications, limitations and assumptions set forth in its opinion, that the state pledge does not constitute an impermissible attempt to “contract away” the police power of the Commonwealth of Kentucky, and will not be disregarded under the reserved powers doctrine, and Stites & Harbison, PLLC, expects to render an opinion, prior to the closing of the offering of the Bonds described in this prospectus, to the effect that the Kentucky Utilities Act has been duly enacted by the Kentucky legislature and is in effect as of the closing of the offering, and that Stites & Harbison, PLLC, is not aware of any constitutional infirmities with respect to the Kentucky Utilities Act.

We and Kentucky Power Company will file a copy of each of the Sidley Austin LLP and Stites & Harbison, PLLC, opinions as exhibits to an amendment to the registration statement of which this prospectus is a part, or to one of our periodic filings with the SEC.

For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read “RISK FACTORS—Risks associated with potential judicial, legislative or regulatory actions.”

The Kentucky Public Service Commission May Adjust Charges.

The Kentucky Utilities Act requires the Kentucky Public Service Commission to provide in all financing orders a mechanism requiring that the charges be adjusted at least annually. The Financing Order for the Bonds requires that the charges on retail customers to be adjusted semi-annually (or, beginning 12 months prior to the scheduled final payment date of the Bonds, quarterly for such series). The purpose of these adjustments is:

•	to correct any overcollections or undercollections of the charges, and

•	to provide for the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Bonds.

Charges Are Nonbypassable.

The Kentucky Utilities Act provides that the charges are nonbypassable. “Nonbypassable” with respect to charges means that an electric utility collects these charges (i) from all existing and future retail customers receiving electric service from the electric utility, its successors or assignees under Kentucky Public Service Commission-approved rate schedules even if a retail customer elects to purchase electricity from an alternate electric supplier if public utility regulations were amended to permit customers to select electricity suppliers in this service territory. Kentucky Power Company is the only utility authorized to supply and distribute electricity in its certified service territory and would either directly or indirectly continue to bill retail customers for distribution services even if the electricity is supplied by another electricity supplier.

The Kentucky Utilities Act Protects the Bondholders’ Lien on Cost Recovery Property.

The Kentucky Utilities Act provides that the transfer of an interest in Cost Recovery Property to an assignee will be perfected against all third parties, including subsequent judicial or other lien creditors, when:

•	the Financing Order has been issued,

•	the assignor has rights in the Cost Recovery Property or the power to transfer rights in the Cost Recovery Property to an assignee,

•	transfer documents have been executed and delivered by the assignor to the assignee in connection with the issuance of the Bonds,

•	the assignor has received value for the Cost Recovery Property, and

•	a notice of the transfer has been filed with the Office of the Secretary of State of the Commonwealth of Kentucky.

The Kentucky Utilities Act further provides that a valid and binding lien and security interest in Cost Recovery Property may be created only when the last of following has occurred: (a) the issuance of the Financing Order, (b) the execution and delivery of a security agreement granting the security interest in connection with the issuance of Bonds, (c) the debtor has rights to the Cost Recovery Property or the power to transfer rights in the Cost Recovery Property or (d) the value is received for the grant of the security interest in the Cost Recovery Property. Upon the filing of a financing statement with the Office of the Secretary of State of the Commonwealth of Kentucky, such security interest is perfected against all parties having claims of any kind, including against all claims of lien creditors, and shall have priority over all competing security interests and other claims other than any security interest previously perfected.

The Kentucky Utilities Act provides that priority of transfers and security interests in Cost Recovery Property will not be affected by:

•	commingling of funds collected by Kentucky Power Company as charges with its other funds and collections; or

•	modifications to the charges resulting from any true-up adjustment.

Please read “Risk Factors-Risks Associated With Potential Bankruptcy Proceedings of the Seller or the Servicer.”

The Kentucky Utilities Act Characterizes the Transfer of Cost Recovery Property as a True Sale.

The Kentucky Utilities Act provides that an electric utility’s or an assignee’s sale, assignment or transfer of Cost Recovery Property is an absolute transfer and true sale under Kentucky law and is not a pledge of or a secured transaction relating to the electric utility’s or assignee’s right, title and interest in, to and under the Cost Recovery Property, if the agreement governing that transfer expressly states that the transfer is a sale or other absolute transfer other than for federal and state income tax purposes. Please read “The Sale Agreement” and “Risk Factors-Risks Associated With Potential Bankruptcy Proceedings of the Seller or the Servicer.”

KENTUCKY POWER COMPANY’S FINANCING ORDER

Kentucky Power Company’s Financing Order

On June 29, 2023, Kentucky Power Company filed its application with the Kentucky Public Service Commission for a financing order to recover a balance of (a) certain Eligible Costs (at the time totaling approximately $471.2 million), plus (b) carrying costs through the date costs are financed, minus (c) all insurance, scrap and salvage proceeds, applicable unamortized regulatory liabilities for excess deferred income taxes and the present value of return on all accumulated deferred income taxes related to pretax costs with respect to a retired or abandoned facility and related facilities (such balance, the “Securitizable Balance”), plus, certain other up-front qualified costs incurred in connection with such financing.

On April 11, 2025, the Kentucky Public Service Commission issued its Financing Order which amends, restates and supersedes the Financing Order issued on January 10, 2024, and authorized Kentucky Power Company to cause to be issued Bonds in one or more series in an aggregate principal amount equal to the sum of (a) the Securitizable Balance at the time the Bonds are issued, plus (b) upfront financing costs, plus (c) certain other up-front Eligible Costs, including (i) the cost of original issue discount, credit enhancements and other arrangements to enhance marketability, (ii) the cost of the Kentucky Public Service Commission’s financial advisor, and any additional costs incurred by Kentucky Power Company to comply with the requests and recommendations of the Kentucky Public Service Commission’s financial advisor, (iii) any costs incurred by Kentucky Power Company for the appeal of the Financing Order and (iv) any costs incurred by Kentucky Power Company in connection with any post-issuance audit or other procedure mandated by the Financing Order. The Financing Order became final and non-appealable on May 15, 2025.

In the Financing Order, the Kentucky Public Service Commission guarantees that it will act under such irrevocable Financing Order as expressly authorized by the Kentucky Utilities Act to ensure that expected charge revenues are sufficient to pay scheduled principal and interest on the Bonds and other costs, including fees and expenses, in connection with the Bonds. The Financing Order, pursuant to the provisions of the Kentucky Utilities Act, is irrevocable and is not subject to reduction, impairment or adjustment by further action of the Kentucky Public Service Commission, except as contemplated by the periodic true-up adjustments. The Financing Order also provides that the true-up mechanism and all other obligations of the Commonwealth of Kentucky and the Kentucky Public Service Commission set forth in the irrevocable Financing Order are direct, explicit, irrevocable and unconditional upon issuance of the Bonds, and are legally enforceable against the Commonwealth of Kentucky and the Kentucky Public Service Commission in accordance with Kentucky law.

We have filed the Financing Order with the SEC as an exhibit to the registration statement of which this prospectus forms a part. We have summarized portions of the Financing Order. Please read “Key Questions and Answers Regarding the Bonds and Related True-Up Mechanism” in this prospectus.

Collection of Charges

The Financing Order authorizes Kentucky Power Company to collect the cost recovery charges from existing and future retail customers in an amount sufficient to provide for timely recovery of its aggregate qualified costs, which include scheduled principal and interest on the Bonds and certain ongoing fees and expenses associated with the Bonds. There is no “cap” on the level of the charges that may be imposed on consumers of electricity, to pay on a timely basis scheduled principal and interest on the Bonds.

Issuance Advice Letter

By the close of the business day after the pricing date for the Bonds and prior to their issuance, Kentucky Power Company is required to file with the Kentucky Public Service Commission an issuance advice letter, which will:

•	demonstrate compliance with the requirements of the Financing Order,

•	evidence the final terms on which the Bonds will be issued,

•	show the actual dollar amount of the charges relating to the Bonds,

•	identify the Cost Recovery Property we will purchase that will secure the Bonds,

•	identify us,

•

certify that, based on information reasonably available, the structuring and pricing of the Bonds will result in the lowest charges consistent with market conditions and the terms of the Financing Order, and

•	update the benefit analysis to verify that the final amount securitized satisfies the statutory financial tests.

Both the issuance advice letter and the accompanying charge rider (referred to in the Financing Order as the “Securitized Surcharge Rider”) becomes effective on the date of issuance of the Bonds unless the Kentucky Public Service Commission issues an order, prior to noon on the fourth business day after the determination of the final terms of the Bonds, that the proposed issuance does not comply with the requirements of the Kentucky Utilities Act or the Financing Order. The Kentucky Public Service Commission’s review of the issuance advice letter will be limited to confirming the arithmetic accuracy of the calculations and to compliance with the specific requirements contained in the issuance advice letter.

Charge Rider

On our behalf, Kentucky Power Company is required, prior to the issuance of any charges, to complete and file a charge rider in the form attached to the Financing Order. The charge rider establishes the initial charges. It also implements the procedures for periodic adjustments to the charges, the procedures to remit charge payments to our collection account and the procedures to reconcile remittances with actual charge-offs. Please read “Description of the Cost Recovery Property—Charge Rider; Charges.”

Statutory True-Ups

The Kentucky Utilities Act mandates that the charges be adjusted at least annually to correct any overcollections or undercollections of the charges and to ensure the expected recovery of amounts sufficient to timely provide payment of all amounts due on the Bonds. While the Kentucky Utilities Act only requires annual adjustments, the Financing Order for the Bonds to be issued by us requires that charges on retail customers to initially be adjusted at least semi-annually. Beginning 12 months prior to the scheduled final payment date of the Bonds, the servicer is also required under the Financing Order to make mandatory true-up adjustments quarterly, which adjustments will be calculated in a manner so that all Bonds are expected to be paid on the Payment Date next following such quarterly true-up adjustment. True-up adjustments may also be made by the servicer under the Financing Order more frequently at any time, without limits as to frequency, in order to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Bonds.

The required debt service payments for a given period and other amounts to be collected pursuant to the charge in that period, such as ongoing financing costs authorized by the Financing Order, are sometimes referred to as the “Periodic Payment Requirement” and is described in more detail under “The Servicing Agreement – True-Up Adjustment Process.” True-up adjustments will be based upon the cumulative differences between the Periodic Payment Requirement and the amount of charge remittances to the trustee. In order to provide for adequate revenues from the charges, the servicer will calculate the adjusted charges using its most recent forecast of revenues and electric consumption and its most current estimates of ongoing transaction-related expenses.

The Kentucky Public Service Commission must be given at least ten days’ notice prior to making any true-up adjustment. In the event any correction to a true-up adjustment due to mathematical errors in the calculation of the adjustment or otherwise is necessary, the correction will be made in a future true-up adjustment so as not to delay the implementation of the requested true-up adjustment.

There is no “ceiling,” “cap” or maximum on the level of the charges that may be imposed on retail customers as a result of the true-up process. Through the true-up mechanism, which adjusts for undercollections and overcollections of the charges due to any reason, retail customers share in the liabilities of all other retail customers for the payment of the charges.

In the irrevocable Financing Order, the Kentucky Public Service Commission guarantees that it will act under the Financing Order as expressly authorized by the Kentucky Utilities Act to ensure that expected charge revenues are sufficient to pay scheduled principal and interest on the Bonds and other costs, including fees and expenses, in connection with the Bonds.

Statutory True-Ups-Credit Risk

The Commonwealth of Kentucky has pledged in the Kentucky Utilities Act that neither it nor its agencies, including the Kentucky Public Service Commission, will (1) alter the provisions of the Kentucky Utilities Act, (2) take or permit any action that would impair the value of the Cost Recovery Property or the security for the Bonds or revise the recovery costs for which recovery is authorized, (3) impair the rights and remedies of the holders, assignees and other financing parties, or, (4) except as permitted in connection with a true-up adjustment authorized by the statute, reduce, alter or impair the charges until the principal, interest, premium, if any, Financing Costs, and any other fees, expenses or charges incurred and contracts to be performed in connection with the Bonds, have been paid and performed in full.

Allocation

Under the terms of the Financing Order, Kentucky Power Company will allocate the Eligible Costs among the revenue classes (residential retail customers and non-residential retail customers) according to the percentages described below under “Description of the Cost Recovery Property-Charge Rider; Charges.”

Servicing Agreement

In the Financing Order, the Kentucky Public Service Commission authorized Kentucky Power Company, as the servicer, to enter into the servicing agreement described under “The Servicing Agreement” in this prospectus.

Binding on Successors

The Financing Order, along with the charges authorized in the Financing Order, is binding on:

•	Kentucky Power Company;

•	any successor to Kentucky Power Company;

•	any other entity responsible for billing and collecting charges on our behalf; and

•	any successor to the Kentucky Public Service Commission.

DESCRIPTION OF THE COST RECOVERY PROPERTY

Creation of Cost Recovery Property; Financing Order

The Kentucky Utilities Act defines “securitized property” (defined as “Cost Recovery Property” for purposes of this prospectus) as (i) all rights and interests a utility, its successor, or assignee under a financing order, including the right to impose, bill, charge, collect and receive charges authorized under such financing order and to obtain periodic adjustments to those charges and (ii) all collections, claims or proceeds arising from the rights and interests specified in such financing order.

In addition to the right to impose, bill, charge, collect and receive charges, the Financing Order:

•	authorizes the transfer of Cost Recovery Property to us and the issuance of Bonds;

•	establishes procedures for periodic true-up adjustments to charges in the event of overcollection or undercollection; and

•

provides that the Financing Order is irrevocable and the Kentucky Public Service Commission will not reduce, impair, postpone, terminate or otherwise adjust charges approved in the Financing Order (except for the periodic adjustments to the charges).

Charge Rider; Charges

The charge rider establishes the initial charges. It also implements the minimum requirements for charges, the procedures for periodic adjustments to the charges, the procedures to remit charge payments and the annual procedures allowing the servicer to reconcile remittances with actual charge-offs.

The charges will be payable by all existing and future retail customers of Kentucky Power Company. For more information, please read “The Kentucky Utilities Act—Kentucky Power Company and Other Utilities May Securitize Qualified Costs.”

For purposes of billing the charges, each customer will be designated into one of two groups of retail electric customers, referred to as revenue classes, consisting of residential retail customers and all other retail customers (i.e., non-residential retail customers). Under the terms of the Financing Order, Kentucky Power Company will initially allocate the charges among the revenue classes as follows:

Charge Initial Allocation of Costs to Revenue Classes

Revenue Classes	Allocation Percentage
Residential	43.5566%
Non-Residential retail customers	56.4434%

Total	100%

The nonbypassable charge applicable to each revenue class for any period, which must be adjusted on at least a semi-annual basis and may be adjusted more frequently to correct undercollections and overcollections, will be determined based on the allocation percentage of such class and will be calculated according to a methodology approved in the Financing Order, which includes the allocation of Eligible Costs to be recovered through the charge on a percent of revenue basis. Specifically, the interest and principal payments, along with other eligible amounts, to be recovered in a given period, referred to as the Periodic Payment Requirement in the Financing Order, are first allocated on a percent of revenue basis among the revenue classes. The Periodic Payment Requirement, along with undercollections and overcollections from previous periods, to be recovered through the charge from each revenue class is then grossed up (or increased) to account for the projection of uncollectible charges and projection of payment lags between the billing and collection of charges in the period in which the charge will be in effect. The grossed-up amount allocated to each revenue class is then used to calculate a charge based on expected billing to be charged to each customer within that revenue class during the period. Each new customer will be assigned to the appropriate revenue class.

The percentage of the total bill received by an average customer that the cost recovery charge and all other charges represent is set forth below. These charges will be adjusted semi-annually, or more frequently under certain circumstances, by the servicer in accordance with its filings with the Kentucky Public Service Commission.

An estimate of the initial charge for the Bonds would represent approximately   % of the total bill received by a 1,000 kWh residential retail customer as of      , 2025.

Billing and Collection Terms and Conditions

The cost recovery charges will be assessed by the servicer, for our benefit as owner of the Cost Recovery Property, based on revenue from each retail customer from time to time. The servicer is responsible for billing and collecting the charges. Charges will be collected by the servicer from customers as part of its normal collection activities. Charges will be deposited by the servicer into the collection account under the terms of the indenture and the servicing agreement. The servicer will deposit in the collection account payments of charges on each business day based on estimated collections in accordance with the procedures described below under “The Servicing Agreement-Remittances to Collection Account.”

The obligation to pay charges is not subject to any right of set-off in connection with the bankruptcy of the seller or any other entity. The charges are “nonbypassable” in accordance with the provisions set forth in the Kentucky Utilities Act and the Financing Order. If a retail customer pays only a portion of its bill, a pro-rata amount (based on all charges billed to such retail customer) of charge revenues will be deemed to be collected. In the case of any shortfall, Kentucky Power Company will allocate that shortfall, first, ratably based on the amount owed to Kentucky Power Company or other parties and the amount owed for other fees and charges, other than late charges, and, second, all remaining collections will be allocated to late charges. The portion owed in respect of charges will be further allocated as between the Bonds and another series of bonds that we may issue from time to time. If a customer fails to pay all or any portion of the charges, Kentucky Power Company or its successor transmission and distribution utility may terminate service to such non-paying customer in accordance with the Financing Order, Kentucky Public Service Commission regulations, and applicable statutes.

THE SELLER, SERVICER, DEPOSITOR AND SPONSOR

General

Kentucky Power Company will be the seller, servicer and depositor of the Cost Recovery Property securing the Bonds, and will be the sponsor of the issuance of the Bonds.

Kentucky Power Company is a fully regulated electric utility organized under Kentucky law providing transmission and distribution service. As of December 31, 2024, Kentucky Power Company provided transmission and distribution service of electric power to approximately 163,000 retail customers, covering a service territory of approximately 4,895 operational square miles. The retail customer base includes a mix of residential and non-residential retail customers. During the 12 months ended December 31, 2024, AEP Kentucky billed approximately 5,321,277,015 retail kilowatt hours of electricity resulting in operating revenues of $706,582,368 and operating income of $36,861,721. Kentucky Power Company is an operating subsidiary of American Electric Power Company, Inc., referred to as AEP, a public utility holding company based in Columbus, Ohio. AEP is focused on building a smarter energy infrastructure and delivering new technologies and custom energy solutions to its customers. AEP’s over 16,000 employees operate and maintain the nation’s largest electricity transmission system and nearly 225,000 miles of distribution lines to deliver power to nearly 5.6 million retail customers in 11 states. AEP also is one of the nation’s largest electricity producers with approximately 29,000 megawatts of diverse generating capacity. The Bonds do not constitute a debt, liability or other legal obligation of Kentucky Power Company or AEP.

Kentucky Power Company is subject to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”) under the Federal Power Act of 2005 with respect to the issuance of securities, acquisitions and divestitures of utility assets, certain affiliate transactions and other matters. Kentucky Power Company is regulated by the Kentucky Public Service Commission with respect to rates charged for delivery of electricity over its transmission and distribution system for end-use consumption by retail customers, quality of service, and service area certification.

Municipalization

Kentucky law may authorize certain local municipalities to seek to acquire portions of Kentucky Power Company’s electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems. Although the power of eminent domain has not been used by municipalities in Kentucky in recent times to acquire electric distribution systems, there can be no assurance that one or more municipalities will not seek to acquire some or all of Kentucky Power Company’s electric distribution facilities while Bonds remain outstanding. The Kentucky Utilities Act specifies that the charges approved by a Kentucky Public Service Commission order shall be collected by an electric utility as well as its “successors.” In the servicing agreement, Kentucky Power Company has covenanted to assert in an appropriate forum that any municipality that acquires any portion of Kentucky Power Company’s electric distribution facilities must be treated as a successor to Kentucky Power Company under the Kentucky Utilities Act and the Financing Order and that retail customers in such municipalities remain responsible for payment of the charges. However, the involved municipality might assert that it should not be treated as a successor to Kentucky Power Company for these purposes and that its distribution customers are not responsible for payment of the charges. In any such cases, there can be no assurance that the charges will be collected from customers of municipally-owned utilities who were formerly customers of Kentucky Power Company. Even if the municipally-owned utility acquiring Kentucky Power Company’s utility plant is deemed a successor to Kentucky Power Company for purposed of the Kentucky Utilities Act, the municipally-owned utility may assert that it is not bound by the Kentucky Utilities Act because municipally-owned electric utilities are not subject to the Kentucky Public Service Commission’s jurisdiction, including tariffs filed by Kentucky Power Company with the Kentucky Public Service Commission, or because the legal obligations imposed by the Financing Order do not follow the assets obtained through condemnation. Any decrease in the retail customer base from which charges are collected might result in missing payments or payment delays and lengthened weighted average life of the Bonds.

Servicing Experience

The Bonds are the first issuance of bonds Kentucky Power Company has sponsored that are secured by Cost Recovery Property created under the Kentucky Utilities Act; however, AEP through its other subsidiaries has prior experience as servicer in the issuance of bonds similar to the Bonds, including the issuance of the following:

(i)

$336,700,000 aggregate principal amount of senior secured storm recovery bonds by SWEPCO Storm Recovery Funding LLC, a wholly owned special purpose subsidiary of Southwestern Electric Power Company (“SWEPCO”), issued on December 18, 2024, for the purpose of recovering certain storm recovery costs, including carrying charges, related to Hurricanes Laura and Delta and winter storm Uri, and funding a new storm recovery reserve account, where SWEPCO, a subsidiary of AEP, acted as servicer (the “2024 SWEPCO Bonds”);

(ii)

$696,920,000 aggregate principal amount of ratepayer-backed bonds by The Oklahoma Development Finance Authority, a public trust and instrumentality of the State of Oklahoma, issued September 7, 2022, for the purpose of allowing Public Service Company of Oklahoma (“PSO”) to recover certain costs it incurred as a result of winter storm Uri, where PSO, a subsidiary of AEP, acted as servicer (the “2022 ODFA-PSO RBB Bonds”);

(iii)

$235,282,000 aggregate principal amount of senior secured system restoration bonds by AEP Texas Restoration Funding LLC, a wholly owned special purpose subsidiary of AEP Texas Inc. (“AEP Texas”), issued on September 18, 2019, for the purpose of allowing AEP Texas to recover certain distribution-related system restoration costs in its Central Division related to Hurricane Harvey and certain other weather-related events occurring after December 2008 but prior to Hurricane Harvey, where AEP Texas, a subsidiary of AEP, acted as the servicer (the “2019 AEP Texas SRC Bonds”);

(iv)

$380,300,000 aggregate principal amount of senior secured consumer rate relief bonds by Appalachian Consumer Rate Relief Funding LLC, a wholly owned special purpose subsidiary of Appalachian Power Company (“APCo”), issued on November 15, 2013, for the purpose of allowing APCo to recover certain uncollected expanded net energy costs and associated financing costs, where APCo, a subsidiary of AEP, acted as the servicer (the “2013 APCo CRR Bonds”);

(v)

$267,408,000 aggregate principal amount of senior secured phase-in recovery bonds by Ohio Phase-In-Recovery Funding LLC, a wholly owned special purpose subsidiary of Ohio Power Company (“OPCo”), issued on August 1, 2013, for the purpose of allowing OPCo to recover certain uncollected previously approved phase-in costs and associated financing costs, where OPCo, a subsidiary of AEP, acted as the servicer (the “2013 OPCo PIR Bonds”); and

(vi)

$800,000,000 aggregate principal amount of senior secured transition bonds by AEP Texas Central Transition Funding III LLC, a wholly owned special purpose subsidiary of AEP Texas, issued on March 14, 2012, for the purpose of allowing AEP Texas’s Central Division to recover certain costs related to its transition-to-competition in the State of Texas, where AEP Texas, a subsidiary of AEP, acted as the servicer (the “2012 AEP TCC Transition Bonds” and together with the 2024 SWEPCO Bonds, the 2022 ODFA-PSO RBB Bonds, the 2019 AEP Texas SRC Bonds, the 2013 APCo CRR Bonds, the 2013 OpCo PIR Bonds, the “prior securitizations”).

Kentucky Power Company Customer Base and Electric Energy Consumption in the Kentucky Power Company Service Territory

Kentucky Power Company’s retail customer base consists of two revenue reporting rate classes (the “revenue classes”): residential and non-residential. The revenue classes are broad groups that include accounts with a wide range of load characteristics served under a variety of rate designs.

The following tables show the electricity delivered to retail customers, electric delivery revenues and average number of retail customers for each of the two revenue classes for 2024 and each of the four preceding years in the Kentucky Power Company service territory. There can be no assurances that the retail electricity sales, retail electric revenues and number of retail customers or the composition of any of the foregoing will remain at or near the levels reflected in the following tables.

Electricity Delivered to Retail Customers, Electric Delivery Revenues and Retail Customers *

Retail Electric Usage (As Measured by Billed GWh Sales)
Revenue Class	2020		2021		2022		2023		2024
Residential	1,953	38.64%	2,025	39.10%	1,958	36.53%	1,796	34.23%	1,852	34.89%
Non-Residential	3,101	61.36%	3,155	60.90%	3,401	63.47%	3,449	65.77%	3,457	65.11%

Total Retail	5,054	100.00%	5,180	100.00%	5,358	100.0%	5,245	100.00%	5,309	100.00%

Distribution Revenue ($ Thousands)
Revenue Class	2020		2021		2022		2023		2024
Residential	$231,918	47.03%	$283,526	48.17%	$313,999	45.28%	$258,587	44.38%	$276,694	43.56%
Non-Residential	$261,205	52.97%	$305,050	51.83%	$379,407	54.72%	$324,060	55.62%	$358,559	56.44%

Total Retail	$493,123	100.00%	$588,576	100.00%	$693,405	100.00%	$582,647	100.00%	$635,253	100.00%

Average Retail Customers by Revenue Class
Revenue Class	2020		2021		2022		2023		2024
Residential	134,284	81.01%	133,805	80.89%	132,619	80.77%	131,090	80.55%	130,852	80.52%
Non-Residential	31,478	18.99%	31,611	19.11%	31,565	19.23%	31,653	19.45%	31,655	19.48%

Total Retail	165,762	100.00%	165,416	100.00%	164,184	100.00%	162,742	100.00%	162,507	100.00%

*	Totals may not add up to 100% due to rounding.

Forecasting Revenue

Kentucky Power Company produces a revenue forecast semi-annually for planning purposes. These forecasts are the basis for earnings projections and capacity/generation planning. “Revenue” means (a) for the “Residential” Revenue Class, all revenues from charges for electric service to residential customers, including base rate revenues and revenue from riders, except for revenue from Kentucky Power’s environmental surcharge mechanism, which is a percent of revenue surcharge authorized pursuant to KRS 278.183; nonrecurring charges as defined by 807 KAR 5:011, Section 1(4), such as a reconnection charge; and pass through charges, which would consist of taxes or fees, if any, not embedded in Kentucky Power’s revenue requirement and cost of service; and (b) for the “Non-Residential” Revenue Class, all revenues from charges to non-residential customers for retail electric service, including base rate revenues and revenue from riders, except for revenue for fuel costs and from Kentucky Power’s environmental surcharge mechanism, nonrecurring charges, and pass through charges.

Kentucky Power Company’s revenue forecast is developed by applying the load forecast for each revenue class, through the next budget year (typically only the first two years of the forecast horizon), to estimated price-load relationships. These price-load relationships are regression models that estimate class level average revenue realizations as a function of either monthly kWh consumption per customer (for the residential and commercial classes) or monthly kWh sales (for all other classes). But the functions may occasionally be nonlinear due to either the nature of on-peak/off-peak pricing structures or tariff price tiers. The functions are estimated based on monthly data taken from Kentucky Power Company’s billing system. Due to the combination of fixed and variable charges inherent in these revenues, these functions are generally downward sloping since the higher fixed charges make up less of the revenue collected as more energy is consumed. The final estimated functions maintain their estimated slopes but are shifted to ensure they pass through data since the most recent base rate case. Once these functions have been estimated, the projected monthly kWh sales from the load forecast are applied to arrive at the projected monthly revenue value.

In producing a revenue forecast, Kentucky Power Company employs regression analysis of customer end-use electricity demand. This method considers economic trends, changes in competing and complimentary fuel prices and changes in appliance saturations, as well as changes in appliance efficiencies such as those mandated by legislation. Weather patterns are also accounted for in weather-sensitive classes. This method captures customer response to changes in the economic environment as well as trends in customer preferences. Peak demand forecasts are then generated using the load forecast as a basis.

The forecast cycle completed during the third quarter is typically adopted as Kentucky Power Company’s official budget. Kentucky Power Company monitors the accuracy of each forecast by conducting variance analysis on a monthly basis while taking into account weather impacts on kWh sales and other deviations from the forecast.

The following table shows the annual variance of forecasted revenue versus actual revenue for Kentucky Power Company’s revenue classes for the following preceding years for which annual revenue forecasts were prepared. There can be no assurances that the variance levels will remain at or near the levels reflected in the following table.

Annual Forecast Variance For Revenue ($000s)(1)

	2018	2019	2020	2021	2022(2)	2023(2)	2024
Residential
Forecast	$250,754	$241,472	$235,553	$253,276	n/a	n/a	$314,795
Actual	$252,342	$244,742	$242,840	$284,380	$315,778	$263,671	$286,859
Variance	$1,588	$3,270	$7,287	$31,104	n/a	n/a	$-27,936
Non-Residential
Forecast	$212,452	$211,928	$207,494	$203,368	n/a	n/a	$260,131
Actual	$205,408	$204,497	$194,227	$203,998	$209,461	$190,901	$229,941
Variance	$-7,044	$-7,431	$-13,267	$630	n/a	n/a	$-30,190
Total
Forecast	$463,206	$453,400	$443,047	$456,644	n/a	n/a	$574,926
Actual	$457,750	$449,239	$437,067	$488,378	$525,239	$454,571	$516,799
Variance	$-5,456	$-4,162	$-5,980	$31,734	n/a	n/a	$-58,127

(1)	Forecast sales are temperature normal. Numbers not exact due to rounding.
(2)

Variance forecasts for years 2022 and 2023 were not conducted due to a proposed sale of Kentucky Power Company. The proposed sale was abandoned following the FERC’s order denying the application for authorization of the proposed sale.

Billing and Collections

The charges will be collected by the servicer from customers as part of its normal collection activities. The charges will be deposited by the servicer into the collection account under the terms of the indenture and the servicing agreement. The servicer will deposit in the collection accounts payments of the charges on each business day based on estimated collections in accordance with the procedures described below under “The Servicing Agreement—Remittances to Collection Account.”

The obligation to pay the charges is not subject to set off, counterclaim, charge or defense by the applicable electric utility or other person, including as a result of the electric utility’s failure to provide past, present, or future services, or in connection with the bankruptcy, reorganization, or other insolvency proceeding of the electric utility, any affiliate or any other entity. The charges are nonbypassable in accordance with the provisions set forth in the Kentucky Utilities Act and the Financing Order. If a customer pays only a portion of its bill, a pro-rata amount (based on all amounts owed by such customer) of the charges will be deemed to be collected provided that late fees and late charges may be allocated to the servicer to the extent consistent with the “Terms and Conditions of Service.”

The servicer is permitted to commingle the charges it collects on our behalf with other funds collected for itself or others prior to remitting such charges to the trustee, pursuant to and subject to the terms of the servicing agreement, the intercreditor agreement, the Financing Order and the Kentucky Utilities Act.

Credit Policy.

In accordance with the Kentucky Public Service Commission’s regulations, the servicer may require deposits from certain applicants for service of existing customers’ accounts to protect it against losses. Deposits may be obtained from customers who cannot demonstrate credit worthiness.

Billing.

The servicer bills the customers once every month, and we expect that an approximately equal number of bills will be distributed each business day. Payments are generally due not later than 21 days after issuance of the related bill. If the due date falls on a holiday or weekend, the due date for payment purposes is the next business day. A bill not paid on or before the due date is considered delinquent. Based on qualifications, customers may be eligible for a budget billing plan. Failure to make timely payments while on any bill payment assistance plan allows the servicer to remove customers from that payment plan, begin account collection activities including the initiation of termination of service.

Collection Process.

Kentucky Power Company historically received the majority of customer payments via electronic fund transfers the U.S. mail and paystations; however, other payment options such as credit/debit cards are also available. Kentucky Power Company may change their collection policies and procedures, consistent with Kentucky Public Service Commission guidelines and the Financing Order, from time to time.

Loss Experience

The following table sets forth information relating to the annual net charge-offs for Kentucky Power Company.

Net Write-Offs as a Percentage of Billed Distribution Revenues

	2020	2021	2022	2023	2024
Billed Electric Revenues ($000)	$493,123	$588,576	$693,405	$582,647	$635,253
Net Write-Offs ($000)	$1,305	$3,397	$2,483	$2,428	$911
Percentage of Billed Revenue	0.26%	0.58%	0.36%	0.42%	0.14%

Days Sales Outstanding

The following table sets forth information relating to the average number of days that Kentucky Power Company’s bills for services remained outstanding during the calendar year (or other period referred to below) ending on each of the dates referred to below.

Average Days Sales Outstanding

	2020	2021	2022	2023	2024
Average Days Sales Outstanding	24.5	26.93	23.38	21.89	22.57

Delinquencies

The following table sets forth information relating to the delinquency experience of Kentucky Power Company for services as of each of the dates shown below.

Delinquencies as a Percentage of Total Billed Revenues

	As Of 12/31/20	As Of 12/31/21	As Of 12/31/22	As Of 12/31/23	As Of 12/31/24
1 – 30 days past due	1.35%	1.05%	1.17%	1.11%	0.45%
31 – 60 days past due	0.46%	0.15%	0.17%	0.17%	0.11%
61 – 90 days past due	0.28%	0.07%	0.08%	0.07%	0.06%
90 + days past due	0.52%	0.20%	0.09%	0.09%	0.08%
Total	2.61%	1.47%	1.51%	1.43%	0.70%

*

Delinquencies are calculated based upon the past due amounts as of December 31 for each year as a percentage of total billed electric retail revenue for the relevant year. Totals may not add due to rounding.

Amounts due from retail customers are considered delinquent if a retail customer has paid less than the full amount due by the due date.

Where to Find Information About Kentucky Power Company.

AEP, a public utility holding company that wholly owns our sponsor and sole member, Kentucky Power Company, files periodic reports with the SEC as required by the Exchange Act. These SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. AEP maintains a website at https://www.aep.com/, where it posts AEP’s SEC filings as well as other filings and reports about Kentucky Power Company. No information contained on that website (other than the materials specifically incorporated by reference herein) constitutes part of this prospectus.

KENTUCKY POWER COST RECOVERY LLC, THE ISSUING ENTITY

We are a limited liability company formed under the Delaware Limited Liability Company Act pursuant to a limited liability company agreement executed by our sole member, Kentucky Power Company, and the filing of a certificate of formation with the Secretary of the State of Delaware. The limited liability company agreement will be amended and restated prior to the issuance date, and all references in this prospectus to our limited liability company agreement mean our amended and restated limited liability company agreement. Our limited liability company agreement restricts us from engaging in activities other than those described in this section. We do not have any employees, but we will pay our member for out-of-pocket expenses incurred by the member in connection with its services to us in accordance with our limited liability company agreement and administration agreement. We have summarized selected provisions of our limited liability company agreement below, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part. On the date of issuance of the Bonds, our capital will be equal to 0.5% of the principal amount of such Bonds issued or such other amount as may allow the Bonds to achieve the desired security rating and treat the Bonds as debt under applicable guidance issued by the Internal Revenue Service, which we also refer to as the IRS.

As authorized by the Financing Order or any future financing orders, our organizational documents, as well as the basic documents supporting the Bonds, give us the authority and flexibility to issue Additional Series of bonds and to acquire additional cost recovery property which will be pledged to the payment of other Additional Bonds but only so long as the ratings assigned to the Bonds by the rating agencies would not be downgraded or withdrawn as a result of the issuance of such Additional Series. As a result, we may acquire additional cost recovery property and issue one or more Additional Series that are supported by such additional and separate cost recovery property or other collateral to finance the Eligible Costs approved by a financing order. See “Security for the Bonds — Issuance of Additional Bonds” and “Security for the Bonds — Allocations as Between Series of Bonds” in this prospectus.

Any Additional Series may include terms and conditions that would be unique to that particular Additional Series. If a customer does not pay in full all amounts owed under any bill, including charges relating the Bonds and any Additional Series, Kentucky Power Company, as servicer, is required to allocate any resulting shortfalls in charges ratably based on the amounts of charges owing in respect of the Bonds, any Additional Series of bonds issued by us and any amounts owing to any subsequently created affiliate of Kentucky Power Company which issues securitized bonds. As a result, you may experience delays and reductions in the amounts paid on your Bonds. See “RISK FACTORS—OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS – We and other affiliates of Kentucky Power Company may issue additional bonds.”

However, an Additional Series may not be issued unless the rating agency condition has been satisfied. “Security for the Bonds — Issuance of Additional Bonds” in this prospectus. Any new issuance would be offered pursuant to a separate registration statement or other offering document and may include terms and provisions that would be unique to that particular issuance.

As of the date of this prospectus, we have not carried on any business activities and have no operating history. We are not an agency or instrumentality of the Commonwealth of Kentucky but are responsible to the Commonwealth of Kentucky and the Kentucky Public Service Commission as described below under the caption “-Our Relationship with the Kentucky Public Service Commission.”

At the time of issuance of the Bonds, our assets will consist of:

•	the Cost Recovery Property and all related charges,

•

our rights under the statutory true-up mechanism, including all rights to compel the servicer to file for and obtain periodic adjustments to the charges in accordance with the Kentucky Utilities Act, the Financing Order, the charge rider and any charge rider adjustments filed in connection therewith,

•	the guarantee of the Kentucky Public Service Commission to implement the statutory true-up mechanism,

•	the pledge by the Commonwealth of Kentucky not to impair the value of the Cost Recovery Property or the rights of the bondholders,

•	our rights under the sale agreement pursuant to which we will acquire the Cost Recovery Property, and under the bill of sale delivered by Kentucky Power Company pursuant to the sale agreement,

•	our rights under the servicing agreement and any subservicing, agency, or collection agreements executed in connection with the servicing agreement,

•	our rights under the intercreditor agreement and any other intercreditor agreement executed in connection with the Cost Recovery Property and the Bonds,

•	our rights under the administration agreement and any other administration agreement executed in connection with the Cost Recovery Property and the Bonds,

•

the collection account for the Bonds and all subaccounts of the collection account, and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing,

•

all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and

•	all payments on or under, and all proceeds in respect of, any or all of the foregoing.

The Indenture provides that the Cost Recovery Property, as well as our other assets, other than any cash released to us by the trustee semi-annually from earnings on the capital subaccount, will be pledged by us to the trustee to secure our obligations in respect of the Bonds. Pursuant to the indenture, the collected charges remitted to the trustee by the servicer must be used to pay principal and interest on the Bonds and our other obligations specified in the Indenture.

Restricted Purpose

We have been created for the sole purpose of:

•

acquiring, owning, holding, administering, servicing and entering into agreements regarding the receipt and servicing of (i) the Cost Recovery Property and other collateral-related assets, and (ii) additional Cost Recovery Property and other collateral related to one or more Additional Series and related assets;

•

managing, selling, assigning, pledging, collecting amounts due on, or otherwise dealing with (i) the Cost Recovery Property and the other collateral-related assets and (ii) additional Cost Recovery Property and other collateral related to one or more Additional Series and related assets;

•

negotiating, authorizing, executing, delivering, assuming and performing our obligations under the basic documents applicable to the Bonds and the transaction documents applicable to any Additional Series;

•

filing with the SEC one or more registration statements under the Securities Act and filing such other documents necessary or desirable to register the Bonds or any Additional Series under securities laws;

•	authorizing, executing, delivering, issuing and registering the Bonds and each Additional Series;

•	making payment on the Bonds and on each Additional Series;

•

pledging our interest in (i) the Cost Recovery Property and other collateral to the trustee under the Indenture in order to secure the Bonds and (ii) additional Cost Recovery Property and other collateral related to an Additional Series to the applicable trustee under the corresponding indenture in order to secure such Additional Series; and

•	performing other activities that are incidental to, necessary, suitable or convenient to accomplish these purposes.

Our limited liability company agreement does not permit us to engage in any activities not directly related to these purposes, including issuing bonds (other than the Bonds and any Additional Series), borrowing money or making loans to other persons (other than the indebtedness incurred under the basic documents and the transaction documents applicable to any Additional Series). The list of permitted activities set forth in our limited liability company agreement may not be altered, amended or repealed without the affirmative vote of our member and affirmative vote of a majority of our managers, which vote must include the affirmative vote of our independent managers.

Our Relationship with Kentucky Power Company

On the issue date for the Bonds, Kentucky Power Company will sell Cost Recovery Property to us pursuant to a sale agreement between us and Kentucky Power Company. Kentucky Power Company will service the Cost Recovery Property pursuant to a servicing agreement between us and Kentucky Power Company and will provide administrative services to us pursuant to an administration agreement between us and Kentucky Power Company.

Our Relationship with the Kentucky Public Service Commission

Pursuant to the Financing Order,

•

the Kentucky Public Service Commission or its designated representative has a joint decision-making role with Kentucky Power Company with respect to the structuring, marketing and pricing of the Bonds and all matters related to the structuring and pricing of the Bonds will be determined through a joint decision of Kentucky Power Company and the Kentucky Public Service Commission or its designated representative,

•

Kentucky Power Company is directed to take all necessary steps to ensure that the Kentucky Public Service Commission or its designated representative is provided sufficient and timely information to allow the Kentucky Public Service Commission or its designated representative to fully participate in, and exercise its decision-making power over, the proposed securitization, and

•	the servicer will file periodic adjustments to charges with the Kentucky Public Service Commission on our behalf.

We have also agreed that certain reports concerning charge collections will be provided to the Kentucky Public Service Commission.

Our Management

Pursuant to our limited liability company agreement, our business will be managed by five or more managers, of whom at least two are independent managers, one of which will be appointed from time to time by Kentucky Power Company or, in the event that Kentucky Power Company transfers its interest in us, by our owner or owners, and the other of which will be appointed by the Kentucky Public Service Commission. Following the initial issuance of Bonds, we will have at least two independent managers, each of whom, among other things, is an individual who (i) has prior experience as an independent director, independent manager or independent member for special-purpose entities, (ii) is employed by a nationally-recognized company that provides professional Independent Managers and other corporate services in the ordinary course of its business, (iii) is duly appointed as an independent manager of ours and (iv) is not and has not been for at least five years from the date of his or her appointment, and while serving as an Independent Manager will not be, any of the following:

•	a member, partner, equity holder, manager, director, officer or employee of us, Kentucky Power Company or any of our affiliates or any of our owner’s affiliates (other than as an independent director, independent manager or special member for a special purpose bankruptcy-remote entity); provided, that the indirect or beneficial ownership of stock of Kentucky Power Company or its affiliates through a mutual fund or similar diversified investment vehicle with respect to which Kentucky Power Company does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager,

•

a creditor, supplier or service provider (including provider of professional services) to us, Kentucky Power Company or any of their respective equity holders or affiliates, other than a nationally recognized company that routinely provides professional independent managers or independent directors and other corporate services to us, Kentucky Power Company or any of its affiliates in the ordinary course of its business,

•	a family member of any member, partner, equity holder, manager, director, officer, employee, creditor, supplier or service provider, or

•

a person who controls (whether directly, indirectly or otherwise) Kentucky Power Company or its affiliates or any member, partner, equity holder, manager, officer, employee, director, creditor, supplier or service provider described above.

Kentucky Power Company, as our sole member, has appointed William Bleier as independent manager and the Kentucky Public Service Commission has appointed Sean Emerick as the other independent manager. None of our managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K.

The following is a list of our managers as of the date of this prospectus:

Name	Age	Background
Trevor I. Mihalik	58	President and manager of the issuing entity. Vice president and chief financial officer of Kentucky Power Company, executive vice president and chief financial officer of AEP, and executive vice president, chief financial officer and director of American Electric Power Service Corporation, a subsidiary of AEP (Service Corporation) since January 2025. Executive vice president and group president of Sempra from November 2023 until January 2025. From 2012 through 2023, he held various senior leadership positions at Sempra including executive vice president and chief financial officer, senior vice president, controller and chief accounting officer.

Matthew D. Fransen	48	Manager of the issuing entity. Vice president and treasurer of Kentucky Power Company, treasurer of AEP and senior vice president-treasury and finance of American Electric Power Service Corporation, a subsidiary of AEP (Service Corporation) since December 1, 2024. Joined the Service Corporation in January 2002 and was appointed as director-strategic initiatives in 2010, appointed managing director-strategic initiatives in 2013, became vice president-renewables in February 2016 and vice president-regulated infrastructure development in June 2021. Treasurer of certain other AEP system companies.

Franz D. Messner	57	Assistant treasurer and manager of the issuing entity. Assistant treasurer of Kentucky Power Company and managing director of corporate finance of American Electric Power Service Corporation, a subsidiary of AEP (Service Corporation) since May 2016, and was director of corporate planning and budgeting prior to that. Assistant Treasurer of certain other AEP system companies.

Name	Age	Background
Sean Emerick	59	Manager of the issuing entity. Lead project & program manager since October 2022 for CT Corporation Staffing, Inc., a subsidiary of CT Corporation System. Director, special services, CT Corporation, since 2014. From 2011 to 2014, regional service manager for CT Corporation and, prior to that, vice president and general manager of corporate services at National Registered Agents, Inc. from 2007 to 2011.

William Bleier	34	Manager of the issuing entity. Associate Director, Customer Service for CT Corporation since 2020. From 2017 to 2020 served as Service Manager, Large Corporations and prior to that served as Account Manager, Mid-Market from 2014 to 2017.

Manager Fees and Limitation on Liabilities

We have not paid any compensation to any manager since we were formed. We will not compensate our managers, other than the independent managers, for their services on our behalf. We will pay the annual fees of the independent managers from our revenues and will reimburse them for reasonable expenses. These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent managers may employ in connection with the exercise and performance of his or her rights and duties under our limited liability company agreement.

Our limited liability company agreement provides that to the extent permitted by law, the managers will not be personally liable for any of our debts, obligations or liabilities. Our limited liability company agreement further provides that, except as described below, to the fullest extent permitted by law, we will indemnify the managers against any liability incurred in connection with their services as managers for us if they acted in good faith and in a manner which they reasonably believed to be in or not opposed to our best interests. With respect to a criminal action, the managers will be indemnified unless they had reasonable cause to believe their conduct was unlawful. We will not indemnify the manager for any judgment, penalty, fine or other expense directly caused by their fraud, gross negligence or willful misconduct. In addition, unless ordered by a court, we will not indemnify the managers if a final adjudication establishes that their acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. We will pay any indemnification amounts owed to the managers out of funds in the collection accounts, subject to the priority of payments described in “Security for the Bonds-How Funds in the Collection Account will be Allocated.”

We Are a Separate and Distinct Legal Entity from Kentucky Power Company

Under our limited liability company agreement, we may not file a voluntary petition for relief under the Bankruptcy Code, without the affirmative vote of our member and the affirmative vote of all of our managers, including the independent managers. Kentucky Power Company has agreed that it will not cause us to file a voluntary petition for relief under the Bankruptcy Code. Our limited liability company agreement requires us, except for financial reporting purposes (to the extent required by generally accepted accounting principles) and for federal income tax purposes, and, to the extent consistent with applicable state law, state income and franchise tax purposes, to maintain our existence separate from Kentucky Power Company including:

•	taking all necessary steps to continue our identity as a separate legal entity;

•

making it apparent to third persons that we are an entity with assets and liabilities distinct from those of Kentucky Power Company, other affiliates of Kentucky Power Company, the managers or any other person; and

•	making it apparent to third persons that, except for federal and certain other tax purposes, we are not a division of Kentucky Power Company or any of its affiliated entities or any other person.

Administration Agreement

Kentucky Power Company will, pursuant to an administration agreement between Kentucky Power Company and us, provide administrative services to us, including services relating to the preparation of financial statements, required filings with the SEC, any tax returns we might be required to file under applicable law, qualifications to do business, and minutes of our managers’ meetings. We will pay Kentucky Power Company a fixed fee of $100,000 per annum, payable in installments of $50,000 on each Payment Date for performing these services, which shall be prorated based on the fraction of a calendar year during which Kentucky Power Company provides any of the services set forth in the administration agreement, plus we will reimburse Kentucky Power Company for all costs and expenses for services performed by unaffiliated third parties and actually incurred by Kentucky Power Company in performing such services described above.

Intercreditor Agreement

Kentucky Power Company is a party to the KPCo Receivables Purchase Agreement, under which it sells a portion of its accounts receivable to AEP Credit, a Kentucky Power Company affiliate, which in turn sells percentage interests in such receivables to financial institutions pursuant to the AEP Receivables Purchase Agreement. Kentucky Power Company has been appointed under the terms of the KPCo Receivables Agency Agreement as an agent for AEP Credit and the Receivables Agent for purposes of collecting and servicing the Kentucky Power Company receivables sold under this arrangement. Although the charges collected with respect to the Bonds are not subject to such receivable financial arrangement, the charges and accounts receivable are collected from some of the same customers of Kentucky Power Company and are expected to be collected for the foreseeable future under a single bill sent monthly to those customers. The Receivables Agent for such receivables financing arrangement will, prior to the issuance of the Bonds, execute the intercreditor agreement (or a joinder thereto) with AEP Credit, Kentucky Power Company, us and the trustee. The intercreditor agreement provides, among other things, that (i) the charges collected with respect to the Bonds are excluded from the assets sold under the receivables financing arrangement, (ii) in the event the accounts receivable investors have the right to replace Kentucky Power Company as collection agent upon the occurrence of certain events, such investors will not do so without the consent of the trustee (acting at the written direction of bondholders holding a majority in principal amount of the Bonds), and (iii) in the event that the trustee (acting at the written direction of the bondholders holding a majority in principal amount of the Bonds) has the right to replace Kentucky Power Company as servicer under the servicing agreement, the trustee (acting at the written direction of such bondholders) will not replace Kentucky Power Company without the consent of the Receivables Agent for the accounts receivable investors.

If Kentucky Power Company becomes a party to any future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables, or if Kentucky Power Company hereafter causes Cost Recovery Property or other similar property to be created under a separate financing order and acts as servicer for such Cost Recovery Property, or similar property, consisting of non-bypassable charges payable by Kentucky Power Company’s customers comparable to those sold by the seller pursuant to the sale agreement, in connection with a separate issuance of bonds, Kentucky Power Company and the other parties to such arrangement shall enter into a joinder or amendment to the intercreditor agreement or into a separate intercreditor agreement in connection therewith, and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude the charges from any receivables or other assets pledged or sold under such arrangement and the rating agency condition shall be satisfied. See “RISK FACTORS–SERVICING RISKS–If we replace Kentucky Power Company as the servicer, we may experience difficulties finding and using a replacement servicer.”

Continuing Disclosure: SEC Filings

We plan to file with the SEC required periodic and current reports related to the Bonds consistent with the disclosure and reporting regime established in Regulation AB and will also post those periodic and current reports at a website associated with us or our affiliates.

DESCRIPTION OF THE BONDS

General

We have summarized below selected provisions of the indenture and the Bonds. A form of the indenture and series supplement are filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information.”

The Bonds are not a debt, liability or other obligation of the Commonwealth of Kentucky, the Kentucky Public Service Commission or of any political subdivision, governmental agency, authority or instrumentality of the Commonwealth of Kentucky and do not represent an interest in or legal obligation of Kentucky Power Company or any of its affiliates, other than us. Neither Kentucky Power Company nor any of its affiliates will guarantee or insure the Bonds. The Financing Order authorizing the issuance of the Bonds does not constitute a pledge of the full faith and credit of the Commonwealth of Kentucky or of any of its political subdivisions. The issuance of the Bonds under the Kentucky Utilities Act will not directly, indirectly or contingently obligate the Commonwealth of Kentucky or any of its political subdivisions to levy or to pledge any form of taxation for the Bonds or to make any appropriation for their payment.

We will issue the bonds and secure their payment under an indenture that we will enter into with U.S. Bank Trust Company, National Association, a national banking association, in its capacity as trustee, referred to in this prospectus as the “trustee.” We will issue the Bonds in minimum denominations of $2,000, or integral multiples of $1,000 in excess thereof, except for one bond which may be of a smaller denomination. The initial principal balance, scheduled final payment date, final maturity date and interest rate for the Bonds are stated in the table below:

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
A		$				%

*	Principal amounts are approximate and subject to change.

The scheduled final payment date for the Bonds is the date when the outstanding principal balance will be reduced to zero if we make payments according to the sinking fund schedule. The final maturity date for the Bonds is the date when we are required to pay the entire remaining unpaid principal balance, if any, of all outstanding Bonds. The failure to pay the principal of the Bonds by the final maturity date is an event of default, but the failure to pay the principal of the Bonds by the scheduled final payment date will not be an event of default. Please read “-Interest Payments” and “-Principal Payments” and “-Events of Default; Rights Upon Event of Default” in this prospectus.

Payment and Record Dates and Payment Sources

Beginning _________, 2026, we will make payments on the Bonds semi-annually on _____ and _____ of each year, or, if that day is not a business day, the following business day (each, a payment date). So long as the Bonds are in book-entry form, on each payment date, we will make interest and principal payments to the persons who are the holders of record as of the business day immediately prior to that payment date, which is referred to as the “record date.” If we issue certificated Bonds to beneficial owners of the Bonds, the record date will be the last business day of the calendar month immediately preceding the payment date. On each payment date, we will pay amounts on outstanding Bonds from amounts available in the collection account and the related subaccounts held by the trustee in the priority set forth under “Security for the Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. These available amounts, which will include amounts collected by the servicer for us with respect to the charges, are described in greater detail under “Security for the Bonds-How Funds in the Collection Account will be Allocated” and “The Servicing Agreement-Remittances to Collection Account” in this prospectus.

Interest Payments

Interest on the Bonds will accrue from and including the issue date to but excluding the first payment date, and thereafter from and including the previous payment date to but excluding the applicable payment date until the Bonds have been paid in full, at the interest rate indicated on the cover of this prospectus and in the table above on page 60. Each of those periods is referred to as an “interest accrual period.” We will calculate interest on the Bonds on the basis of a 360 day year of 12 30-day months.

On each payment date, we will pay interest on the Bonds equal to the following amounts:

•	if there has been a payment default, any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any, and

•

accrued interest on the principal balance of the Bonds as of the close of business on the preceding payment date (or with respect to the initial payment date, the date of the original issuance of the Bonds) after giving effect to all payments of principal made on the preceding payment date, if any.

We will pay interest on the Bonds before we pay principal on the Bonds. Interest payments will be made from collections of charges, including amounts available in the excess funds subaccount and, if necessary, the amounts available in the capital subaccount. Please read “Security for the Bonds-How Funds in the Collection Account will be Allocated” in this prospectus.

Please read “Security for the Bonds-How Funds in the Collection Account will be Allocated” in this prospectus.

Principal Payments

On each payment date, we will pay principal of the Bonds to the bondholders equal to the sum, without duplication, of:

•

the unpaid principal amount of any bond whose final maturity date is on that payment date or, if the principal of the Bonds has been accelerated following an event of default, payment of the principal of the Bonds, without regard to the sinking fund schedule, and

•	payment of the principal of the Bonds in accordance with the sinking fund schedule, including any previously scheduled payments of principal that were not paid on prior payment dates.

On any payment date, unless an event of default has occurred and is continuing and the Bonds have been declared due and payable, the trustee will make principal payments on the Bonds only until the outstanding principal balances of those Bonds have been reduced to the principal balances specified in the applicable sinking fund schedule for that payment date. Accordingly, principal of the Bonds may be paid later, but not sooner, than reflected in the expected sinking fund schedule, except in the case of an acceleration. The entire unpaid principal balance of the Bonds will be due and payable on the final maturity date. The failure to make a scheduled payment of principal on the Bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to pay in full the unpaid balance upon the final maturity date.

Unless the Bonds have been accelerated following an event of default, any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.

If an event of default (other than a breach by the Commonwealth of Kentucky of its pledge) has occurred and is continuing, then the trustee or the holders of not less than a majority in principal amount of the Bonds then outstanding may declare the Bonds to be immediately due and payable, in which event the entire unpaid principal amount of the Bonds will become due and payable. Please read “-Events of Default; Rights Upon Event of Default.” If there is a shortfall in the amounts available to make principal payments on the Bonds that are due and payable, including upon an acceleration following an event of default, the trustee will distribute principal from the collection account to the Bonds based on the principal amount then due and payable on the payment date. However, the nature of our business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “RISK FACTORS—OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS—Foreclosure of the trustee’s lien on the Cost Recovery Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.” and “-You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.

The expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date for the Bonds from the issuance date to the scheduled final payment date. Similarly, the sinking fund schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for the Bonds from the issuance date to the scheduled final payment date.

Expected Sinking Fund Schedule(1)

Semi-Annual Payment Date	Tranche A
$
$
$
$
$
$

Total Payments(2)	$

(1)	Terms are preliminary and subject to change.
(2)	Totals may not add up due to rounding.

We cannot assure you that the principal balance of the Bonds will be reduced at the rate indicated in the table above. The actual reduction in principal balances may occur more slowly. The actual reduction in principal balances will not occur more quickly than indicated in the above table, except in the case of acceleration due to an event of default under the indenture. The Bonds will not be in default if principal is not paid as specified in the schedule above unless the principal is not paid in full on or before the final maturity date.

Expected Principal Ending Balances(1)(2)

Outstanding Principal Balance

Semi-Annual Payment Date	Tranche A Balance
Issuance Date	$
$
$
$
$

(1)	Terms are preliminary and subject to change.
(2)	Totals may not add up due to rounding.

On each payment date, the trustee will make principal payments to the extent the principal balance of the Bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the collection account after payment of certain of our fees and expenses and after payment of interest.

Distribution Following Acceleration

Upon an acceleration of the maturity of the Bonds, the total outstanding principal balance of and interest accrued on the Bonds will become due and payable. Although principal will be due and payable upon acceleration, the true-up mechanism will not be utilized to increase the charges and the amount of the charges will continue to be based upon scheduled principal payments to be made in accordance with the sinking fund schedule. The nature of our business will result in principal being paid as charges are collected and funds become available. Please read “RISK FACTORS-OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS—Foreclosure of the trustee’s lien on the Cost Recovery Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.” and “Risk Factors-You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.

Optional Redemption

We may not voluntarily redeem the Bonds.

Payments on the Bonds

The trustee will pay on each payment date to the holders of the Bonds, to the extent of available funds in the collection account, all payments of principal and interest then due. The trustee will make each payment other than the final payment with respect to any Bonds to the holders of record of the Bonds on the record date for that payment date. The trustee will make the final payment for the Bonds, however, only upon presentation and surrender of the Bonds at the office or agency of the trustee specified in the notice given by the trustee of the final payment. The trustee will mail or make available electronically a notice of the final payment to the bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.

The failure to pay accrued interest on any payment date (even if the failure is caused by a shortfall in charges received) will result in an event of default for the Bonds unless such failure is cured within five business days. Please read “-Events of Default; Rights Upon Event of Default.” Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the bondholders on a special record date. The special record date will be at least 15 business days prior to the date on which the trustee is to make such special payment (a “special payment date”). We will fix any special record date and special payment date. At least ten days before any special record date, the trustee will mail or make available electronically to each affected bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid.

The entire unpaid principal amount of the Bonds will be due and payable:

•	on the final maturity date,

•

if an event of default under the indenture occurs and is continuing and the trustee or the holders of a majority in principal amount of the Bonds have declared the Bonds to be immediately due and payable.

However, the nature of our business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS - Foreclosure of the trustee’s lien on the Cost Recovery Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.” and “-You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited.”

At the time, if any, we issue the Bonds in the form of definitive bonds and not to DTC or its nominee, the trustee will make payments on a payment date or a special payment date by wire transfer to each holder of a definitive bond of record on the applicable record date to an account maintained by the payee.

If any special payment date or other date specified for any payments to bondholders is not a business day, the trustee will make payments scheduled to be made on that special payment date or other date on the next succeeding business day and no interest will accrue upon the payment during the intervening period.

Fees and Expenses

As set forth in the table below, the issuing entity is obligated to pay fees to the servicer, the trustee, its independent managers and Kentucky Power Company as administrator. The following table illustrates this arrangement.

Recipient	Source of Payment	Fees and Expenses Payable
Servicer	Charge collections and investment earnings.	0.05% of the initial principal balance of the Bonds on an annualized basis (so long as servicer is Kentucky Power Company or an affiliate)

Trustee	Charge collections and investment earnings.	$5,000 per annum; plus expenses

Independent Managers	Charge collections and investment earnings.	$1,500 per annum; plus expenses

Administration Fee	Charge collections and investment earnings.	$50,000 per annum; plus expenses

The annual servicing fee payable to any servicer not affiliated with Kentucky Power Company shall not at any time exceed 0.6% of the initial principal balance of the Bonds unless such higher rate is approved by the Kentucky Public Service Commission. The charges will also be used by the trustee for the payment of our other financing costs and expenses relating to the Bonds, such as accounting and audit fees, rating agency fees and legal fees.

Bonds Will Be Issued in Book-Entry Form

The Bonds will be available to investors only in the form of book-entry Bonds. You may hold your bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to as Clearstream, or Euroclear in Europe. You may hold your bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.

The Role of DTC, Clearstream and Euroclear

Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the Bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

The Function of Clearstream

Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the Bonds. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Clearstream has customers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

The Function of Euroclear

The Euroclear System was created in 1968 in Brussels. Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the Bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Terms and Conditions of Euroclear

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). These Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

The Rules for Transfers Among DTC, Clearstream or Euroclear Participants

Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving Bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

DTC Will Be the Holder of the Bonds

The bondholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, Bonds may do so only through participants and indirect participants. In addition, the bondholders will receive all payments of principal of and interest on the Bonds from the trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, the bondholders may experience some delay in their receipt of payments because payments will be remitted by the trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or the bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The trustee will not recognize the bondholders as bondholders, as that term is used in the indenture, and the bondholders will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of the bondholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the Bonds and is required to receive and transmit payments of principal and interest on the Bonds. Participants and indirect participants with whom the bondholders have accounts with respect to the Bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective the bondholders. Accordingly, although the bondholders will not possess Bonds, the bondholders will receive payments and will be able to transfer their interests.

Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a bondholder to pledge Bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those bonds, may be limited due to the lack of a physical certificate for those bonds.

DTC has advised us that it will take any action permitted to be taken by a bondholder under the indenture only at the direction of one or more participants to whose account with DTC the Bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the Collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Except as required by law, none of any underwriter, the servicer, Kentucky Power Company, the trustee, us or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

How Bond Payments Will Be Credited by Clearstream and Euroclear

Payments with respect to Bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a bondholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

Definitive Bonds

We will issue Bonds in registered, certificated form to bondholders, or their nominees, rather than to DTC, only under the circumstances provided in the indenture, which will include: (1) us advising the trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry bonds and that we are unable to locate a qualified successor, (2) our electing to terminate the book-entry system through DTC, with written notice to the trustee, or (3) after the occurrence of an event of default under the indenture, holders of Bonds aggregating not less than a majority of the aggregate outstanding principal amount of the Bonds maintained as book-entry bonds advising us, the trustee, and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those bondholders. Upon issuance of definitive bonds, the Bonds evidenced by such definitive bonds will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the trustee with respect to transfers, notices and payments.

Upon surrender by DTC of the definitive securities representing the Bonds and instructions for registration, the issuing entity will sign and the trustee will authenticate and deliver the Bonds in the form of definitive bonds, and thereafter the trustee will recognize the registered holders of the definitive bonds as bondholders under the indenture.

The trustee will make payment of principal of and interest on the Bonds directly to bondholders in accordance with the procedures set forth herein and in the indenture. The trustee will make interest payments and principal payments to bondholders in whose names the definitive bonds were registered at the close of business on the related record date. The trustee will make payments by wire transfer to the bondholder as described in the indenture or in such other manner as may be provided in the series supplement. The trustee will make the final payment on any Bond (whether definitive bonds or notes registered in the name of Cede & Co.), however, only upon presentation and surrender of the bond on the final payment date at the office or agency that is specified in the notice of final payment to bondholders. The trustee will provide the notice to registered bondholders not later than the fifth day prior to the final payment date.

Definitive bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be U.S. Bank Trust Company, National Association. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Conditions of Issuance of Additional Bonds and Acquisition of Additional Cost Recovery Property

We have been organized as a special purpose finance subsidiary of Kentucky Power Company for the limited purpose of holding Cost Recovery Property and issuing the Bonds and any Additional Series. Each series of bonds issued by us in the future, if any, will be secured by additional and separate Cost Recovery Property and other collateral pledged to secure such Additional Series. As a result, we may acquire additional Cost Recovery Property and issue one or more series of bonds that are supported by such additional and separate Cost Recovery Property or other collateral to finance the Eligible Costs approved by a subsequent financing order issued by the Kentucky Public Service Commission to Kentucky Power Company.

We may issue Additional Series in the future, if any, and acquire additional Cost Recovery Property after the issuance of the Bonds described in this prospectus, subject to satisfaction of the rating agency conditions and the other conditions described in the Indenture.

Kentucky Power Company has agreed under the sale agreement that the execution of a joinder to the intercreditor agreement is a condition precedent to the sale of Cost Recovery Property by Kentucky Power Company to secure an Additional Series. Please read “Sale Agreement-Covenants of the Seller” in this prospectus.

Any Additional Series issued by us in the future may include terms and provisions that would be unique to that particular series of additional bonds. Any new issuance would be offered pursuant to a separate registration statement or other offering document and may include terms and provisions that would be unique to that particular issuance.

Allocations as Between Series

The Financing Order requires the cost recovery charges to be shown as a separate line item on the periodic bills sent to customers and that each bill state the portion of charges applicable to the revenue class as approved in the Financing Order, among with other charges and information that must be included on customer bills. Although each Additional Series will have its own Cost Recovery Property reflecting the right to impose, bill, charge, collect and receive a separate charge, charges relating to the Bonds and charges relating to any Additional Series will be collected through single periodic bills to each customer. In the event a customer does not pay in full all amounts owed under any bill including charges, the servicer is required to allocate partial payments ratably among charges associated with the Bonds and Kentucky Power Company’s other billed amounts that is consistent with Kentucky Power Company’s current process for allocating partial payments. Please read “The Servicing Agreement — Remittances to Collection Account” and “RISK FACTORS—OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS – We and other affiliates of Kentucky Power Company may issue additional bonds” in this prospectus.

Access of Bondholders

Upon written request of any bondholder or group of bondholders of Bonds evidencing not less than 10 percent of the aggregate outstanding principal amount of the Bonds, the trustee will afford the bondholder or bondholders making such request a copy of a current list of bondholders for purposes of communicating with other bondholders with respect to their rights under the indenture.

The indenture does not provide for any annual or other meetings of bondholders.

Reports to Bondholders

On or prior to each payment date, special payment date or any other date specified in the indenture for payments with respect to the Bonds, the servicer will deliver to the trustee, and the trustee will make available on its website (currently located at https://pivot.usbank.com), a statement prepared by the servicer with respect to the payment to be made on the payment date, special payment date or other date, as the case may be, setting forth the following information:

•	the amount of the payment to bondholders allocable to (1) principal and (2) interest,

•	the aggregate outstanding principal balance of the Bonds, before and after giving effect to payments allocated to principal reported immediately above,

•	the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding on that date according to the related expected amortization schedule,

•	any other transfers and payments to be made on such payment date, including amounts paid to the trustee and the servicer, and

•	the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments.

Unless and until Bonds are no longer issued in book-entry form, the reports will be provided to the depository for the Bonds, or its nominee, as sole beneficial owner of the Bonds. The reports will be available to bondholders upon written request to the trustee or the servicer. Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles. The financial information provided to bondholders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the Bonds, the trustee, so long as it is acting as paying agent and transfer agent and registrar for the Bonds, will, upon written request by us or any bondholder, mail to persons who at any time during the calendar year were bondholders and received any payment on the Bonds, a statement containing certain information for the purposes of the bondholder’s preparation of United States federal and state income tax returns.

We intend to file with the SEC reports related to the Bonds consistent with the disclosure and regulatory regime established by Regulation AB. Such reports will be filed under the name of Kentucky Power Cost Recovery, LLC and will include reports on Form 10-D, Form 10-K and Form 8-K. Please read “The Servicing Agreement – Reporting and Evidence as to Compliance” in this prospectus.

Website Disclosures

We will, to the extent permitted by and consistent with our legal obligations under applicable law, cause to be posted on a website associated with Kentucky Power Company, currently located at www.aep.com, periodic reports containing to the extent such information is reasonably available to us:

•	the final prospectus for the Bonds,

•	a statement of charge remittances made to the trustee,

•	a statement reporting the balances in the collection account and in each subaccount of the collection account as of the end of each quarter or the most recent date available,

•	a statement showing the balance of outstanding Bonds that reflects the actual periodic payments made on the Bonds during the applicable period,

•	the semi-annual servicer’s certificate delivered for the Bonds pursuant to the servicing agreement,

•	the monthly servicer’s certificate delivered for the Bonds pursuant to the servicing agreement,

•	the text (or a link to the website where a reader can find the text) of each true-up filing in respect of the outstanding Bonds and the results of each such true-up filing,

•	any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies,

•	material legislative or regulatory developments directly relevant to the Bonds, and

•	any reports and other information that we are required to file with the SEC under the Exchange Act.

Information contained on AEP’s website or that can be accessed through the website is not incorporated into and does not constitute a part of this registration statement.

We and the Trustee May Modify the Indenture

Modifications of the Indenture that do not Require Consent of Bondholders

From time to time, and without the consent of the bondholders, but with prior notice to the rating agencies and with the consent or deemed consent of the Kentucky Public Service Commission, we may enter into one or more agreements supplemental to the indenture in order:

•	to correct or amplify the description of the Collateral securing the repayment of the Bonds,

•	to evidence for a successor to one of the parties to the indenture,

•	to add to our covenants for the benefit of the bondholders and the trustee, or surrender any right or power conferred to us in the indenture or to convey any additional property to the trustee,

•

to cure any ambiguity or mistake, to correct or supplement any provision in the indenture, which may be inconsistent with any other provision in the indenture, provided however, that (i) such action will not, as evidenced by an officer’s certificate of the issuing entity, adversely affect in any material respect the interests of the bondholders and (ii) the rating agency condition shall have been satisfied,

•	to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee,

•	to modify, eliminate or add to the provisions of the indenture to the extent necessary to qualify under the Trust Indenture Act of 1939,

•	to evidence the final terms of the Bonds that are described in the series supplement,

•	to qualify the Bonds for registration with a clearing agency,

•	to satisfy any rating agency requirements,

•	to make any changes to the transfer restrictions relating to the Bonds to comply with the securities laws;

•

to conform the text of the indenture or the Bonds to any provision of the registration statement to the extent that such provision was intended to be a verbatim recitation of a provision of the indenture or the Bonds, or

•	to authorize the appointment of any person in connection with the listing of the Bonds on any stock exchange.

We may also, without the consent of the bondholders, enter into other agreements supplemental to the indenture so long as (i) the supplemental agreement does not, as evidenced by an officer’s certificate of the issuing entity experienced in structured finance transactions, adversely affect the interests of any holders of Bonds then outstanding in any material respect, and (ii) the rating agency condition is satisfied.

Modifications of the Indenture that Require the Approval of Bondholders.

We may, with the consent of bondholders holding not less than a majority of the aggregate outstanding principal amount of the Bonds (and with prior notice to the rating agencies and with the consent or deemed consent of the Kentucky Public Service Commission), enter into one or more indentures supplemental to the indenture for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture. In determining whether a majority of holders have consented, Bonds owned by us, Kentucky Power Company or any affiliate of us shall be disregarded. No supplement, however, may, without the consent of each bondholder affected thereby, make the following changes:

•	change the date of payment of any installment of principal of or premium, or interest on any Bond, or reduce in any manner the principal amount of any bond, or its interest rate or applicable premium,

•

change the required application of collections on the Collateral to payment of principal of or premium, if any, or interest on the Bonds, or change any place of payment where, the coin or currency in which, any Bond or any interest thereon is payable,

•	reduce the percentage of the aggregate amount of the outstanding Bonds, the consent of the bondholders of which is required for any supplemental indenture, or any waiver under the indenture;

•	reduce the percentage of the outstanding amount of the Bonds the holders of which are required to consent to direct the trustee to sell or liquidate the Collateral,

•

modify any of the provisions of the indenture in a manner so as to affect the calculation of the amount of any payment of interest, principal or premium, if any, due on any Bond or change the expected sinking fund schedules or final maturity dates of any Bonds,

•	decrease the required capital amount,

•	permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the Collateral, or

•	cause any material adverse U.S. federal income tax consequence to the seller, the issuing entity, the trustee or the beneficial owners of the Bonds; or

•	impair the right to institute suit for the enforcement of the provisions of the indenture relating to payments or application of funds.

Promptly following the execution of any supplement to the indenture requiring the approval of the bondholders, we will furnish either a copy of such supplement or written notice of the substance of the supplement to each bondholder, and a copy of such supplement to each rating agency.

Notification of the Rating Agencies, the Kentucky Public Service Commission, the Trustee and the Holders of Any Modification

If we, the servicer or any other party to the applicable agreement:

•	proposes to amend, modify, waive, supplement, or terminate the sale agreement or the servicing agreement, or

•	waives timely performance or observance by the servicer under the sale agreement, the intercreditor agreement or the servicing agreement,

in each case in a way which would materially and adversely affect the interests of the bondholders, we must satisfy the rating agency condition and then notify the trustee and the Kentucky Public Service Commission in writing, and the trustee will be required to notify the bondholders of the proposed amendment and whether the rating agency condition has been satisfied. The trustee will consent to any proposed amendment only with the written consent of the holders of a majority of the outstanding principal amount of the Bonds materially and adversely affected thereby and with the consent or deemed consent of the Kentucky Public Service Commission; provided that in order to determine which holders are materially and adversely affected, the trustee shall rely upon an officer’s certificate of the servicer. In determining whether a majority of holders have consented, Bonds owned by us, Kentucky Power Company or any affiliate of us shall be disregarded.

Enforcement of the Sale Agreement, the Administration Agreement, the Intercreditor Agreement and the Servicing Agreement

The indenture provides that we will take all lawful actions to enforce our rights under the sale agreement, the administration agreement, the intercreditor agreement and the servicing agreement; provided that such action shall not adversely affect the interests of bondholders in any material respect.

If an event of default occurs and is continuing, the trustee may, and, at the written direction of the holders of a majority of the outstanding amount of all affected Bonds, will, exercise all of our rights, remedies, powers, privileges and claims against Kentucky Power Company, as the seller, the administrator and servicer, under or in connection with the sale agreement, administration agreement, intercreditor agreement and servicing agreement, and any right of ours to take this action shall be suspended.

Procedure for obtaining consent or deemed consent of the Kentucky Public Service Commission

To the extent the consent of the Kentucky Public Service Commission is required to effect any amendment or supplemental indenture of the indenture or any other of the applicable basic documents, the indenture and each applicable basic document set forth procedures whereby we may request such consent and the Kentucky Public Service Commission shall, (a) within 15 days of receiving such a request, provide a notice to us either (i) stating that the Kentucky Public Service Commission might object to such amendment or supplemental indenture or (ii) requesting an additional amount of time not to exceed 30 days in which to consider such proposed amendment or supplemental indenture. If the Kentucky Public Service Commission does not deliver such notice of a possible objection or delivers such notice but does not within 45 days of the delivery of such notice provide subsequent written notice confirming that it does in fact object and the reasons therefor or advise that it has initiated a proceeding to determine what action it might take with respect to the matter, then the Kentucky Public Service Commission will be conclusively deemed not to have any objection to the proposed amendment or supplemental indenture, which may subsequently become effective.

Our Covenants

We may not consolidate with or merge into any other entity, except in certain limited circumstances and only if the new entity resulting from such merger assumes all of rights obligations under the transaction documents.

We will not, among other things, for so long as any Bonds are outstanding, take any of the following actions, except to the extent we may be permitted under the Indenture to take any such action in certain limited circumstances and after satisfying all applicable conditions and requirements:

•	sell any of the Cost Recovery Property;

•

claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the Bonds or assert any claim against any present or former bondholder by reason of the payment of the taxes levied upon any part of the Collateral;

•	terminate our existence, or dissolve or liquidate in whole or in part;

•	permit the validity or effectiveness of the indenture or the series supplement to be impaired or permit any third-party lien to be extended to the Collateral;

•	permit the lien of the indenture and the series supplement to be amended, subordinated, or terminated or permit any person to be released from any covenants or obligations with respect to the Bonds;

•	enter into any swap, hedge or similar financial arrangement;

•

elect to be classified as an association taxable as a corporation for federal tax purposes, file any tax return, make any election or take any other action inconsistent with our treatment, for federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from our sole member;

•

change our name, identity or structure or the location of our chief executive office, unless at least ten business days prior to the effective date of any such change, we deliver to the trustee and each rating agency such documents as are necessary to reflect such change and to continue the perfection of the security interest of the indenture;

•	take any action which is subject to the rating agency condition if such action would result in a downgrade, suspension or withdrawal of the then-current ratings assigned to the Bonds; or

•	issue any bonds other than the Bonds offered hereby and any Additional Series.

We may not engage in any business other than financing, purchasing, owning and managing the Cost Recovery Property and the other Collateral and issuing the Bonds and Additional Series in the manner contemplated by the Financing Order and the basic documents, and certain related activities.

We will not issue, incur, assume, guarantee or otherwise become liable for any indebtedness except for the Bonds and any Additional Series. Also, we will not make any loan or advance or credit to, or guarantee, endorse or otherwise become liable in connection with the obligations of any other person.

We will not make any payments, distributions, dividends or redemptions to any holder of our equity interests in respect of that interest except in accordance with the priority of payments in the indenture.

We will cause the servicer to deliver to the trustee the annual accountant’s certificates, compliance certificates, reports regarding distributions and statements to bondholders required by the servicing agreement.

Events of Default; Rights Upon Event of Default

An “event of default” with respect to the Bonds is defined in the indenture as any one of the following events:

•	a default for five business days in the payment of any interest on any Bond,

•	a default in the payment of the outstanding unpaid principal of any Bond on the final maturity date,

•

a default in the performance of any of our covenants or agreements made in the indenture (other than defaults described above) and the continuation of that default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to us by the trustee or the bondholders or (ii) the date that we acquire actual knowledge of the default,

•

any representation or warranty made by us in the indenture or any related certificate having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given to us by the trustee or the bondholders or (ii) the date that we acquire actual knowledge of the default,

•	certain events of bankruptcy, insolvency, receivership or liquidation, or

•

a breach by the Commonwealth of Kentucky or any of its agencies (including the Kentucky Public Service Commission), officers or employers that violates or is not in accordance with the Commonwealth’s pledge.

If an event of default (other than as specified in the sixth bullet point above) should occur and be continuing with respect to the Bonds, the trustee may, and at the written direction of the holders of not less than a majority in principal amount of the Bonds then outstanding may declare the unpaid principal of the Bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of our business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS—Foreclosure of the trustee’s lien on the Cost Recovery Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.” and “Risk Factors-You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited.” The holders of a majority in principal amount of the Bonds may rescind that declaration under certain circumstances set forth in the indenture. Additionally, the trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller or the servicer under or in connection with the sale agreement, the servicing agreement and the administration agreement. If an event of default as specified in the sixth bullet above has occurred, the servicer will be obligated to institute (and the trustee, for the benefit of the bondholders, will be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the Commonwealth’s pledge and to collect any monetary damages as a result of a breach thereof, and each of the servicer and the trustee may prosecute any suit, action or proceeding to final judgment or decree. The servicer will be required to advance its own funds in order to bring any suits, actions or proceedings and, for so long as the legal actions were pending, the servicer will be required, unless otherwise prohibited by applicable law or court or regulatory order in effect at that time, to bill and collect the charges, perform adjustments and discharge its obligations under the servicing agreement. The costs of any such action would be payable by the seller pursuant to the sale agreement. Except for an event of default specified in the first two bullet points above, the trustee will not be deemed to have knowledge of any event of default or a breach of representation or warranty unless a responsible officer of the trustee has actual knowledge of the default or the trustee has received written notice of the default in accordance with the indenture.

If the Bonds have been declared to be due and payable following an event of default, the trustee may elect to have us maintain possession of all or a portion of such Cost Recovery Property and continue to apply charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the Cost Recovery Property following a foreclosure on the property due to the nature of the Cost Recovery Property as a property interest created by legislative action and other factors discussed in this prospectus. In addition, the trustee is prohibited from selling the Cost Recovery Property following an event of default, other than a default in the payment of any principal or a default for five business days or more in the payment of any interest on any bond, which requires the direction of holders of a majority in principal amount of the Bonds, unless:

•	the holders of all the outstanding Bonds consent to the sale,

•	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding Bonds, or

•

the trustee determines that the proceeds of the Collateral would not be sufficient on an ongoing basis to make all payments on the Bonds as those payments would have become due if the Bonds had not been declared due and payable, and the trustee obtains the written consent of the holders of 66 2/3% of the aggregate outstanding amount of the Bonds.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Bonds at the request or direction of any of the holders of Bonds if the trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture:

•

the holders of not less than a majority in principal amount of the outstanding Bonds affected will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee and,

No holder of any Bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Kentucky Utilities Act or of the right to foreclose on the Collateral, or otherwise to enforce the lien and security interest on the Collateral or to seek the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

•

the holders of not less than a majority in principal amount of the Bonds may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of all of the holders of the outstanding Bonds affected thereby.

•	the holder previously has given to the trustee written notice of a continuing event of default,

•	the holders of not less than a majority in principal amount of the outstanding Bonds have made written request of the trustee to institute the proceeding in its own name as trustee,

•	the holder or holders have offered the trustee satisfactory indemnity,

•	the trustee has for 60 days failed to institute the proceeding, and

•	no direction inconsistent with the written request has been given to the trustee during the 60 day period by the holders of a majority in principal amount of the outstanding Bonds.

In addition, the trustee and the servicer will covenant and each bondholder will be deemed to covenant that it will not, prior to the date which is 1 year and 1 day after the termination of the indenture, institute against us or against our managers or our member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Neither any manager nor the trustee in its individual capacity, nor any holder of any ownership interest in us, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the Bonds or for our agreements contained in the indenture.

Actions by Bondholders

Subject to certain exceptions, the holders of not less than a majority of the aggregate outstanding amount of the Bonds affected will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, of exercising any trust or power conferred on the trustee under the indenture; provided that:

•	the direction is not in conflict with any rule of law or with the indenture and would not involve the trustee in personal liability or expense;

•

subject to the other conditions described above under “-Events of Default; Rights Upon Event of Default”, the consent of 100% of the bondholders is required to direct the trustee to sell the Collateral (other than event of default for failure to pay interest or principal at maturity);

•	if the trustee elects to retain the Collateral in accordance with the indenture, then any direction to the trustee by less than 100% of the bondholders will be of no force and effect; and

In circumstances under which the trustee is required to seek instructions from the holders of the Bonds with respect to any action or vote, the trustee will take the action or vote for or against any proposal in proportion to the principal amount, as applicable, of Bonds taking the corresponding position. Notwithstanding the foregoing, the indenture allows each bondholder to institute suit for the nonpayment of (1) the interest, if any, on its Bonds which remains unpaid as of the applicable due date and (2) the unpaid principal, if any, of its Bonds on the final maturity date therefor.

•	the trustee may take any other action deemed proper by the trustee which is not inconsistent with the direction.

Annual Report of Trustee

If required by the Trust Indenture Act of 1939, the trustee will be required to make available electronically on its investor reporting website to all bondholders a brief report. The report must state, among other things:

•	the trustee’s eligibility and qualification to continue as the trustee under the indenture,

•	any amounts advanced by it under the indenture,

•	the amount, interest rate and maturity date of specific indebtedness owing by us to the trustee in the trustee’s individual capacity,

•	the property and funds physically held by the trustee,

•	any additional issue of the Bonds not previously reported, and

Annual Compliance Statement

•	any action taken by it that materially affects the Bonds and that has not been previously reported.

We will file annually with the trustee and the rating agencies a written statement as to whether we have fulfilled our obligations under the indenture.

No Recourse to Others

No recourse may be taken directly or indirectly, by the holders with respect to our obligations on the Bonds, under the indenture or any supplement thereto or any certificate or other writing delivered in connection therewith, against (1) any owner of a beneficial interest in us (including Kentucky Power Company) or (2) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the trustee, the managers or any owner of a beneficial interest in us (including Kentucky Power Company) in its individual capacity, or of any successor or assign or any of them in their respective individual or corporate capacities, except as any such person may have expressly agreed in writing. Each holder by accepting a bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Bonds.

Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the Collateral with respect to any amounts due to the bondholders under the indenture and the Bonds, and, in the event such Collateral is insufficient to pay in full the amounts owed on the Bonds, shall have no recourse against us in respect of such insufficiency. Each bondholder by accepting a Bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of consideration for issuance of Bonds.

THE TRUSTEE

U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will be the trustee, and will act as the paying agent and registrar for the Bonds. U.S. Bank National Association (“U.S. Bank N.A.”) made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly owned subsidiary of U.S. Bank N.A. The trustee will maintain the accounts of the issuing entity in the name of the trustee at U.S. Bank N.A.

U.S. Bancorp, with total assets exceeding $686 billion as of September 30, 2024, is the parent company of U.S. Bank, the fifth largest commercial bank in the United States. As of September 30, 2024, U.S. Bancorp operated over 2,100 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 49 Domestic and 3 International cities. The indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th Floor, Chicago, Illinois 60603.

U.S. Bank has provided corporate trust services since 1924. As of September 30, 2024, U.S. Bank was acting as trustee with respect to over 151,000 issuances of securities with an aggregate outstanding principal balance of over $6.2 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The trustee shall make each monthly statement available to the bondholders via the trustee’s internet website at https://pivot.usbank.com. Bondholders with questions may direct them to the trustee’s bondholder services group at (800) 934-6802.

U.S. Bank serves or has served as trustee, paying agent and registrar on several issues of utility rate-payer backed securities.

U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DSTs”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

While the legal proceedings discussed above involve certain affiliates of the trustee, none of such legal proceedings are material to the holders.

The trustee may resign at any time upon 30 days’ prior written notice to us. The holders of a majority in principal amount of the Bonds then outstanding may remove the trustee upon 30 days’ prior written notice to the trustee and may appoint a successor trustee. We will remove the trustee if the trustee ceases to be eligible to continue in this capacity under the indenture, the trustee becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent, a receiver, other public officer takes charge of the trustee or its property, the trustee becomes incapable of acting or the trustee fails to provide to us certain information we reasonably request which is necessary for us to satisfy our reporting obligations under the securities laws. If the trustee resigns or is removed or a vacancy exists in the office of trustee for any reason, we will be obligated promptly to appoint a successor trustee eligible under the indenture and notice of such appointment is required to be promptly given to each rating agency by the successor trustee. No resignation or removal of the trustee will become effective until acceptance of the appointment by a successor trustee. We are responsible for payment of the expenses associated with any such removal or resignation.

The trustee will at all times satisfy the requirements of the Trust Indenture Act and Rule 3a-7 under the Investment Company Act and have a combined capital and surplus of at least $50 million and a long-term debt or issuer rating of “Baa3” or better by Moody’s and “BBB-” or better by S&P. If the trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor trustee; provided, however, that if such successor trustee is not eligible under the Indenture, the successor trustee will be replaced in accordance with the terms of the Indenture. We and our affiliates may, from time to time, maintain various banking, investment banking and trust relationships with the trustee and its affiliates. Please read “THE SALE AGREEMENT” and “THE SERVICING AGREEMENT” in this prospectus for further information.

The trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided that its conduct does not constitute willful misconduct, negligence or bad faith. The trustee shall not be deemed to have notice or knowledge of any default or event of default (other than a payment default) unless a responsible officer of the trustee has actual knowledge thereof or the trustee has received written notice thereof pursuant to the indenture. The trustee shall not be required to take any action it is directed to take under the indenture if the trustee determines in good faith that the action so directed is inconsistent with the indenture, any other basic document or applicable law, or would involve the trustee in personal liability. We have agreed to indemnify the trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorney’s fees and expenses, the fees of experts and agents and the reasonable fees, expenses and costs incurred in connection with any action, claim or suit brought to enforce the trustee’s right to indemnification) incurred by it in connection with the administration of the trust and the performance of its duties under the indenture, the series supplement and other basic documents, provided that we are not required to pay any expense or indemnify against any loss, liability or expense incurred by the trustee through the trustee’s own willful misconduct, negligence or bad faith, and in the case of the settlement of any action, proceeding or investigation, subject to the written consent of the issuing entity and certain other requirements.

We, Kentucky Power Company and our respective affiliates may from time to time enter into normal banking and trustee relationships with U.S. Bank Trust Company, National Association and its affiliates. No relationships currently exist or existed during the past two years between Kentucky Power Company, us and our respective affiliates, on the one hand, and U.S. Bank Trust Company, National Association and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

SECURITY FOR THE BONDS

General

The Bonds issued under the indenture will be non-recourse obligations and are payable solely from and secured solely by a pledge of and lien on the Cost Recovery Property and the other collateral as provided in the indenture. If and to the extent the Cost Recovery Property and the other assets of the trust estate are insufficient to pay all amounts owing with respect to the Bonds, then the bondholders will generally have no claim in respect of such insufficiency against us or any other person. By the acceptance of the Bonds, the bondholders waive any such claim.

Issuance of Additional Bonds

We have been organized to serve as a special purpose finance subsidiary of Kentucky Power Company. As authorized by the Financing Order, our organizational documents as well as the transaction documents supporting the Bonds give us the authority and flexibility to issue Additional Series in future transactions, with the approval of the Kentucky Public Service Commission and the satisfaction of the rating agency condition. As a result, we may acquire Additional Cost Recovery Property and issue one or more Additional Series that are supported by such Additional Cost Recovery Property.

Each Additional Series that may be issued will be backed by separate Additional Cost Recovery Property we acquire for the separate purpose of repaying that Additional Series. Each Additional Series that may be issued will have the benefit of a true-up mechanism.

Any Additional Series may include terms and provisions that would be unique to that particular Additional Series. See “Description of the Bonds — Conditions of Issuance of Additional Bonds and Acquisition of Additional Cost Recovery Property” in this prospectus.

Allocations as Between the Bonds and Additional Series

The Bonds will not be subordinated in right of payment to any Additional Series. In the event of a future issuance of an Additional Series, each Additional Series will be secured by its own separate Additional Cost Recovery Property, which will include the right to impose, bill, charge, collect and receive charges calculated in respect of that Additional Series, and the right to impose true-up adjustments to correct overcollections or undercollections in respect of that Additional Series. Each Additional Series will also have its own collection account, including any related subaccounts, into which revenue from the charges relating to that Additional Series will be deposited and from which amounts will be withdrawn to pay the related Additional Series. Holders of one series of securitized bonds (including the Bonds) will have no recourse to collateral for a different series. The independent manager fees and certain other operating expenses payable by us on a payment date may be assessed to each series of securitized bonds (including the Bonds) on a pro rata basis, based upon the respective outstanding principal amounts of each series. See “— Description of Indenture Accounts” and “— How Funds in the Collection Account Will Be Allocated” in this prospectus.

Although each series of securitized bonds (including the Bonds) will have its own separate Cost Recovery Property, charges relating to the Bonds and charges relating to any Additional Series will be collected through single bills to individual customers that include all charges related to the purchase of electricity, without separately itemizing the charges component of the bill or the charges components applicable to separate series. However, customer electricity bills will state that a portion of the electricity bill consists of the rights to the charges that have been sold to us. In the event a customer does not pay in full all amounts owed under any bill including charges, each servicer will be required to allocate any resulting shortfalls in charges ratably among the amounts of charges owing in respect of the Bond, any amounts owing to any Additional Series and amounts owing to any other subsequently created special-purpose finance subsidiaries of Kentucky Power Company which issue securitized bonds and other Kentucky Power Company billed amounts, in a manner that is consistent with Kentucky Power Company’s current process for allocating partial payments. See “The Servicing Agreement — Remittances to Collection Account” in this prospectus.

Pledge of Collateral

To secure the payment of principal of and interest on the Bonds, we will grant to the trustee a security interest in all of our right, title and interest (whether now owned or hereafter acquired or arising) in and to the following property:

•	the Cost Recovery Property and all related charges,

•

our rights under the statutory true-up mechanism, including all rights to compel the servicer to file for and obtain periodic adjustments to the charges in accordance with the Kentucky Utilities Act, the Financing Order, the charge rider and any charge rider adjustments filed in connection therewith,

•	the guarantee of the Kentucky Public Service Commission to implement the statutory true-up mechanism,

•	the pledge by the Commonwealth of Kentucky not to impair the value of the Cost Recovery Property or the rights of the bondholders,

•	our rights under the sale agreement pursuant to which we will acquire the Cost Recovery Property, and under the bill of sale delivered by Kentucky Power Company pursuant to the sale agreement,

•	our rights under the servicing agreement and any subservicing, agency, or collection agreements executed in connection with the servicing agreement,

•	our rights under the intercreditor agreement and any other intercreditor agreement executed in connection with the Cost Recovery Property and the Bonds,

•	our rights under the administration agreement and any other administration agreement executed in connection with the Cost Recovery Property and the Bonds,

•

the collection account for the Bonds and all subaccounts of the collection account, and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing,

•

all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and

•	all payments on or under, and all proceeds in respect of, any or all of the foregoing.

The security interest does not extend to:

•	return on invested capital on deposit with us that are required to be returned to Kentucky Power Company pursuant to the indenture,

•	amounts that have been released to us after principal of and premium, if any, and interest on all Bonds have been paid in full,

•	amounts deposited with us on the issuance date for payment of costs of issuance with respect to the Bonds (together with any interest earnings thereon); or

•

proceeds from the sale of the Bonds required to pay (a) the purchase price for the Cost Recovery Property and paid pursuant to the sale agreement or (b) up-front Financing Costs in accordance with the Financing Order.

We refer to the foregoing assets in which we, as assignee of the seller, will grant the trustee a security interest as the “Collateral”. Please read “-How Funds in the Collection Account will be Allocated.”

Security Interest in the Collateral

The Kentucky Utilities Act provides that the creation, perfection, priority and enforcement of any security interest or lien in Cost Recovery Property to secure repayment of the Bonds and other Financing Costs are governed by the Kentucky Utilities Act and not by the Uniform Commercial Code or other law, except as otherwise provided by the Kentucky Utilities Act. Section 278.686(2) of the Kentucky Utilities Act provides that a valid and binding lien and security interest in Cost Recovery Property may be created only when the last of following has occurred: (a) the issuance of the Financing Order, (b) the execution and delivery of a security agreement granting the security interest in connection with the issuance of Bonds, (c) the debtor has rights to the Cost Recovery Property or the power to transfer rights in the Cost Recovery Property or (d) the value is received for the grant of the security interest in the Cost Recovery Property. Upon the filing of a financing statement with the Office of the Secretary of State of the Commonwealth of Kentucky, such security interest is perfected against all parties having claims of any kind, including against all claims of lien creditors, and shall have priority over all competing security interests and other claims other than any security interest previously perfected.

The Financing Order creates a valid and enforceable lien and security interest in the Cost Recovery Property and the Indenture states that it constitutes a security agreement within the meaning of the Kentucky Utilities Act. The servicer pledges in the servicing agreement to file with the Secretary of State of the Commonwealth of Kentucky on or before the date of issuance of Bonds the filing required by Section 278.686(4) of the Kentucky Utilities Act to perfect the lien of the trustee in the Cost Recovery Property. The seller will represent, at the time of issuance of Bonds, that no prior filing has been made under the terms of Section 278.686(4) of the Kentucky Utilities Act with respect to the Cost Recovery Property securing the Bonds to be issued other than a filing which provides the trustee with a first priority perfected security interest in such Cost Recovery Property.

Certain items of the Collateral may not constitute Cost Recovery Property and the perfection of the trustee’s security interest in those items of Collateral would therefore be subject to the Uniform Commercial Code or common law and not Section 278.686 of the Kentucky Utilities Act. These items consist of our rights in the following, among other items:

•	the sale agreement, the servicing agreement, the intercreditor agreement, the administration agreement and any other basic documents,

•

the capital subaccount or any other funds on deposit in the collection account which do not constitute charge collections together with all instruments, investment property or other assets on deposit therein or credited thereto and all financial assets and securities entitlements carried therein or credited thereto which do not constitute charge collections,

•

all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters-of-credit, letter-of-credit rights, money, commercial tort claims and supporting obligations and all of our other property to the extent not Cost Recovery Property; and

•	proceeds of the foregoing items.

Additionally, any contractual rights we have against retail customers (other than the right to impose charges and rights otherwise included in the definition of Cost Recovery Property) would be Collateral to which the Uniform Commercial Code applies.

As a condition to the issuance of the Bonds, we will have made all filings and taken any other action required by the Uniform Commercial Code or common law to perfect the lien of the trustee in all the items included in Collateral which do not constitute Cost Recovery Property. We will also covenant to take all actions necessary to maintain or preserve the lien and security interest on a first priority basis. We will represent, along with the seller, at the time of issuance of the Bonds, that no prior filing has been made with respect to that party under the terms of the Uniform Commercial Code, other than a filing which provides the trustee with a lien and first priority perfected security interest in the Collateral.

Secured Party Rights

Section 278.686 of the Kentucky Utilities Act provides that if a default occurs under the Bonds, the trustee and the holders of the Bonds or their representatives, as secured parties, may exercise rights and remedies with respect to the Cost Recovery Property securing the Bonds as if they were secured parties under the Uniform Commercial Code, including under Article 9, Part 6 of the Uniform Commercial Code. The Kentucky Public Service Commission may order that amounts arising from the charges be transferred to a separate account for the holders’ benefit, to which their lien and security interest will apply.

Description of Indenture Accounts

Collection Account.

Pursuant to the Indenture, we will establish a segregated trust account in the name of the trustee with an eligible institution, for the Bonds called the “collection account.” The collection account will be under the sole dominion and exclusive control of the trustee. The trustee will hold the collection account for our benefit as well as for the benefit of the bondholders. The collection account for the Bonds will consist of three subaccounts: a “general subaccount,” an “excess funds subaccount,” and a “capital subaccount,” which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the trustee as separate accounts which will be recognized individually as subaccounts and collectively as the collection account. All amounts in the collection account not allocated to any other subaccount will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account include the collection account and each of the subaccounts contained therein.

The following institutions are “eligible institutions” for the establishment of the collection account:

•

the corporate trust department of the trustee, so long as the trustee or an affiliate thereof has (i) either a short-term credit or issuer rating from Moody’s of at least “P-1” or a long-term unsecured debt or issuer rating from Moody’s of at least “A2” and (ii) a long-term credit or issuer rating from S&P of at least “A”; or

•

a depository institution organized under the laws of the United States of America or any State (or any domestic branch of a foreign bank), which (i) has either (A) a long-term unsecured debt or issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, (B) a short-term issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s, or (C) any other long-term, short-term or certificate of deposit rating acceptable to the Rating Agencies and (ii) whose deposits are insured by the FDIC;

provided, however, that if an eligible institution then being utilized for any purposes under the Indenture or the series supplement no longer meets the definition of eligible institution, then we will replace such eligible institution within 30 days of such eligible institution no longer meeting the definition of eligible institution.

Permitted Investments for Funds in the Collection Account.

Funds in the collection account may be invested only in such investments as meet the criteria described below and which mature on or before the business day preceding the next payment date:

•	direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America,

•

demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of, or bankers’ acceptances issued by, any depository institution (including bank deposit products of the trustee or any of its affiliates, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any State thereof and subject to supervision and examination by federal or state banking authorities, so long as the commercial paper or other short term debt obligations of such depository institution are, at the time of deposit, rated not less than A-1 and P-1 or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Bonds,

•

commercial paper (including commercial paper of the trustee or any of its affiliates, acting in its commercial capacity, and other than commercial paper issued by Kentucky Power Company or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of not less than A-1 and P-1 or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Bonds,

•

investments in money market funds having a rating from Moody’s and S&P of Aaa-mf and AAAm, respectively, including funds for which the trustee or any of its affiliates acts as investment manager or advisor,

•

repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions,

•

repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker-dealer acting as principal and that meets certain ratings criteria, has either a short-term credit rating from Moody’s and S&P of at least P-1 and A-1+, respectively, or a long-term credit rating from Moody’s and S&P of at least P-1 and A-1+, respectively; provided, however, that if any such eligible institution or registered broker-dealer no longer meets the requirements set forth above, then the issuing entity shall replace such eligible institution or registered broker-dealer within 30 days of such eligible institution or registered broker-dealer no longer meeting such requirement, or

•	any other investment permitted by each rating agency;

in each case maturing not later than the business day immediately preceding the next payment date or special payment date, of the Bonds.

The trustee will have access to the collection account for the purpose of making deposits in and withdrawals from the collection account in accordance with the indenture. The servicer will select the eligible investments in which funds will be invested, unless otherwise directed by us.

The servicer will remit charge payments to the collection account in the manner described under “The Servicing Agreement-Remittances to Collection Account.”

General Subaccount

The general subaccount will hold all funds held in the collection account that are not held in the other two subaccounts. The servicer will remit all charge payments to the general subaccount. On each payment date, the trustee will draw on amounts in the general subaccount to pay our expenses and to pay interest and make scheduled payments on the Bonds, and to make other payments and transfers in accordance with the terms of the indenture. Funds in the general subaccount will be invested in the eligible investments described above.

Excess Funds Subaccount

The trustee, at the written direction of the servicer, will allocate to the excess funds subaccount charge collections available with respect to any payment date in excess of amounts necessary to make the payments specified on such payment date. The excess funds subaccount will also hold all investment earnings on the collection account (other than investment earnings on the capital subaccount) in excess of such amounts.

Capital Subaccount

In connection with the issuance of the Bonds, the seller, in its capacity as our sole owner, will contribute capital to us in an amount equal to the required capital level, which will be not less than 0.50% of the principal amount of the Bonds issued. This amount will be funded by the seller and not from the proceeds of the sale of the Bonds, and will be deposited into the capital subaccount on the issuance date. In the event that amounts on deposit in the general subaccount and the excess funds subaccount are insufficient to make scheduled payments of principal and interest on the Bonds and payments of fees and expenses contemplated by the first eight bullets under “-How Funds in the Collection Account will be Allocated” below, the trustee will draw on amounts in the capital subaccount to make such payments up to the lesser of the amount of such insufficiency and the amounts on deposit in the capital subaccount. In the event of any such withdrawal, collected charges available on any subsequent payment date that are not necessary to pay scheduled payments of principal and interest on the Bonds and payments of fees and expenses will be used to replenish any amounts drawn from the capital subaccount. If the Bonds have been retired as of any payment date, the amounts on deposit in the capital subaccount will be released to us, free of the lien of the indenture.

How Funds in the Collection Account will be Allocated

On each payment date, the trustee will with respect to the Bonds, pay or allocate, solely at the written direction of the servicer, all amounts on deposit in the collection account (including investment earnings thereon) to pay the following amounts in the following priority:

(1)	amounts owed by us to the trustee, the trustee’s fees and expenses and any outstanding indemnity amounts owed to the trustee in an amount not to exceed in any 12-month period $100,000;

(2)	the servicing fee and any unpaid servicing fees from prior payment dates as described under “The Servicing Agreement—Servicing Compensation,” to the servicer;

(3)

the administration fee owed to the administrator and the fees owed to our independent managers and any unpaid administration fees and independent manager fees from prior payment dates (or an allocable share of the administration fee and fees owed to our independent managers, if one or more Additional Series are issued by us);

(4)	all of our other ordinary periodic operating expenses, such as accounting and audit fees, rating agency fees and legal fees and certain reimbursable costs of the administrator and the servicer;

(5)	interest then due on the Bonds, including any past-due interest accrued during prior periods;

(6)

principal due on the final maturity date of the Bonds or, if the principal of the Bonds have been accelerated following an event of default, payment of the principal of the Bonds, without regard to the sinking fund schedule;

(7)	scheduled principal payments of the Bonds according to its expected sinking fund schedule, together with any scheduled principal payments that were not paid on prior Payment Dates;

(8)	any remaining unpaid fees, expenses and indemnity amounts owed to the trustee;

(9)	any other unpaid operating expenses and any remaining amounts owed pursuant to the basic documents;

(10)	replenishment of any shortfalls in the capital subaccount;

(11)	release to Kentucky Power Company any return on invested capital then due and payable;

(12)	to the excess funds subaccount for distribution on subsequent payment dates; and

(13)

after principal of and premium, if any, and interest on all Bonds and all of the other foregoing amounts have been paid in full, the balance (including all amounts then held in the applicable capital subaccount and the applicable excess funds subaccount), if any, shall be paid to us free and clear from the lien of the indenture and the series supplement.

If on any payment date funds on deposit in the general subaccount are insufficient to make the payments contemplated by clauses (1) through (9) above, the trustee will first, draw from amounts on deposit in the excess funds subaccount, and second, draw from amounts on deposit in the capital subaccount, up to the amount of the shortfall, in order to make those payments in full. In addition, if on any payment date funds on deposit in the general subaccount are insufficient to make the transfer described in clause (10) above, the trustee will draw from amounts on deposit in the excess funds subaccount to make such transfer. Please read “Risk Factors-Other Risks Associated with an Investment in the Bonds-Kentucky Power Company’s indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the Bonds.”

If, on any payment date, available collections of the charges, together with available amounts in the subaccounts, are not sufficient to pay interest due on all outstanding bonds on that payment date, amounts available will be allocated pro rata based on the amount of interest payable. If, on any payment date, remaining collections of the charges, together with available amounts in the subaccounts, are not sufficient to pay principal due and payable on all outstanding bonds on that payment date, amounts available will be allocated pro rata based on the principal amount then due and payable. If, on any payment date, remaining collections of the charges, together with available amounts in the subaccounts, are not sufficient to pay principal scheduled to be paid on all outstanding bonds, amounts available will be allocated pro rata based on the principal amounts then scheduled to be paid on the payment date.

State Pledge

Section 65.114 of the Kentucky Utilities Act provides: “The Commonwealth and its agencies pledges, however, for the benefit and protection of financing parties and the electric utility, that it will not: (a) alter the provisions of KRS §§ 278.670 to 278.696 and 65.114 which authorize the commission to create an irrevocable contract right or right to sue by the issuance of a financing order creating Cost Recovery Property, making the securitized surcharges imposed by a financing order irrevocable, binding, or affecting the nonbypassable charges for all existing and future retail customers of the electric utility; (b) take or permit any action that impairs or would impair the value of Cost Recovery Property or the security for the securitized bonds or revises the securitized costs for which recovery is authorized; (c) in any way impair the rights and remedies of the bondholders, assignees, and other financing parties; and (d) except for changes made pursuant to the formula-based true-up mechanism authorized under KRS § 278.678, reduce, alter, or impair securitized surcharges that are to be imposed, billed, charge, collected, and remitted for the benefit of the bondholders, any assignee, and any other financing parties until any and all principal, interest, premium, financing costs, and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related securitized bonds have been paid and performed in full.”

The bondholders and the trustee, for the benefit of the bondholders, will be entitled to the benefit of the pledges and agreements of the Commonwealth of Kentucky set forth in Section 65.114 of the Kentucky Utilities Act and we are authorized to include this pledge in any documentation relating to the Bonds. We have included this pledge in the Indenture and the Bonds for the benefit of the trustee and the bondholders, and acknowledge that any purchase by a bondholder of a Bond is made in reliance on this pledge of the Commonwealth of Kentucky.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE BONDS

The amount of principal payments, the amount of each interest payment and the actual final payment date of the Bonds and the weighted average life thereof will depend primarily on the timing of receipt of collected charges by the trustee and the statutory true-up mechanism. The aggregate amount of collected charges and the rate of principal amortization on the Bonds will depend, in part, on actual revenues, and thus on energy usage, energy demands, and other rates and charges imposed on Kentucky Power Company’s retail customers, including the various on-peak/off-peak tariff price tiers and actual tariff prices, and the rate of delinquencies and write-offs. The charges are required to be adjusted from time to time based in part on the actual rate of collected charges. However, we can give no assurance that the servicer will be able to forecast accurately actual electricity usage, energy demands, other rates and charges imposed on Kentucky Power Company’s retail customers (and the resulting revenue) and the rate of delinquencies and write-offs or implement adjustments to the charges that will cause collected charges to be received at any particular rate. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Forecasting Revenue,” “Risk Factors-Servicing Risks,” “Servicing Risks-Other Risks Associated with an Investment in the Bonds” and “Kentucky Power Company’s Financing Order-Statutory True-Ups” in this prospectus.

The Bonds may be retired later than expected. Except in the event of an acceleration of the final payment date of the Bonds after an event of default, however, the Bonds will not be paid at a rate faster than that contemplated in the expected sinking fund schedule of the Bonds even if charge receipts are collected faster than estimated. Instead, receipts in excess of the amounts necessary to amortize the Bonds in accordance with the applicable expected sinking fund schedules, to pay interest and related fees and expenses and to fund subaccounts of the collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment. Acceleration of the Bonds after an event of default in accordance with the terms of the Bonds might result in payment of principal earlier than the scheduled final payment date. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the Bonds is received in later years, the Bonds may have a longer weighted average life.

Weighted Average Life Sensitivity

Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The amount of principal payments on the Bonds, the aggregate amount of each interest payment on the Bonds and the actual final payment date of the Bonds will depend on the timing of the servicer’s receipt of charges. Changes in the expected weighted average life of the Bonds in relation to variances in actual energy usage, energy demands, and other rates and charges imposed on Kentucky Power Company’s retail customers (and the resulting revenue), and the rate of delinquencies and write-offs that will cause collected charge levels from forecast levels are shown below.

Weighted Average Life Sensitivity
		-5% ( Standard Deviations from Mean)		-15% ( Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*
A

*	Number is rounded to whole days.

There can be no assurance that the weighted average life of the Bonds will be as shown in the above table.

Assumptions

For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) in relation to the initial forecast, the forecast error stays constant over the life of the Bonds and is equal to an overestimate of revenues of    % (    standard deviations from mean) or    % (    standard deviations from mean), (ii) billed revenues are directly correlated to changes in electricity consumption, (iii) the servicer makes timely and accurate mandatory filings to true-up the charges, but makes no interim true-up adjustments, (iv) customer net charge-off rates are held constant at    % and    % for residential customers and non-residential customers, respectively, (v) retail customers remit all charges on or before one month after such charges are billed, (vi) operating expenses are equal to projections, (vii) there is no acceleration of the final maturity date of the Bonds; (viii) a permanent loss of all customers has not occurred; and (ix) the issuance date of the Bonds is     , 2025. There can be no assurance that the weighted average life of the Bonds will be as shown.

This illustrates that the broad-based true-up mechanism and the state pledge described above, along with the other elements of the Bonds, will serve to mitigate credit risk to the payment of the Bonds (i.e., that sufficient charges will be assessed and collected to discharge all principal and interest obligations when due). See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” for further information. With respect to the foregoing, interest is due on each payment date and principal is due upon the final maturity date.

THE SALE AGREEMENT

The following summary describes particular material terms and provisions of the sale agreement pursuant to which we will purchase Cost Recovery Property from the seller. We have filed the form of the sale agreement as an exhibit to the registration statement of which this prospectus forms a part.

Sale and Assignment of the Cost Recovery Property

On the issuance date the seller will offer and sell the Cost Recovery Property to us, subject to the satisfaction of the conditions specified in the sale agreement and the indenture. We will finance the purchase of the Cost Recovery Property through the issuance of the Bonds. On the issuance date, the seller will sell to us, without recourse, its entire right, title and interest in and to the Cost Recovery Property. The Cost Recovery Property will include all of the seller’s rights under the Financing Order related to such Cost Recovery Property to impose, collect and receive charges in an amount sufficient to recover the qualified costs approved in the Financing Order.

Under the Kentucky Utilities Act, all rights and interests under the Financing Order will become Cost Recovery Property upon transfer of such rights to us by Kentucky Power Company in connection with the issuance of the Bonds. The Cost Recovery Property will constitute our present property right for purposes of contracts concerning the sale or pledge of property. Under the Kentucky Utilities Act, the sale of Cost Recovery Property will constitute a true sale under state law whether or not:

•	we have any recourse against Kentucky Power Company,

•	Kentucky Power Company retains any equity interest in the Cost Recovery Property under state law,

•	Kentucky Power Company acts as a collector of charges relating to the Cost Recovery Property, or

Upon the issuance of the Financing Order, the execution and delivery of the sale agreement and the related bill of sale and the filing of a notice with the Kentucky Secretary of State in accordance with the rules prescribed under the Kentucky Utilities Act, the transfer of the Cost Recovery Property will be perfected as against all third persons, including subsequent judicial or other lien creditors.

•	Kentucky Power Company treats the transfer as a financing for tax, financial reporting or other purposes.

Seller Representations and Warranties

In the sale agreement, the seller will represent and warrant to us, as of the issuance date, to the effect, among other things, that:

•

no portion of the transferred Cost Recovery Property has been sold, transferred, assigned or pledged or otherwise conveyed by the seller to any person other than us and immediately prior to the sale of the Cost Recovery Property, the seller owns the Cost Recovery Property free and clear of all liens and rights of any other person, and no offsets, defenses or counterclaims exist or have been asserted with respect to the Cost Recovery Property;

•

on the issuance date, immediately upon the sale under the sale agreement, the Cost Recovery Property transferred on the issuance date will be validly transferred and sold to us, we will own the Cost Recovery Property free and clear of all liens (except for liens created in favor of the trustee for the benefit of the holders pursuant to the Kentucky Utilities Act or any lien that may be granted under the basic documents) and all filings and action to be made or taken by the seller (including filings with the Secretary of State of the Commonwealth of Kentucky under the Kentucky Utilities Act) necessary in any jurisdiction to give us a perfected ownership interest (subject to any lien created by us in your favor under the basic documents or the Kentucky Utilities Act) in the Cost Recovery Property will have been made or taken;

•

subject to the clause below regarding assumptions used in calculating the charges as of the issuance date, all written information, as amended or supplemented from time to time, provided by the seller to us with respect to the Cost Recovery Property (including the expected amortization schedule, the Financing Order and the issuance advice letter relating to the Cost Recovery Property) is true and correct in all material respects;

•	under the laws of the Commonwealth of Kentucky (including the Kentucky Utilities Act) and the United States in effect on the issuance date:

•

the Financing Order pursuant to which the rights and interests of the seller have been created, including the right to impose, bill, charge, collect, receive and adjust the charges and, the interest in and to the Cost Recovery Property, has become final and non-appealable and is in full force and effect;

•

as of the issuance of the Bonds, the Bonds are entitled to the protection provided in the Kentucky Utilities Act and, accordingly, the Financing Order, charges and issuance advice letter are not revocable by the Kentucky Public Service Commission;

•

as of the issuance of the Bonds, the charges are in full force and effect and not subject to modification by the Kentucky Public Service Commission except for true-up adjustments made in accordance with the Kentucky Utilities Act, as implemented by the Financing Order;

•	the process by which the Financing Order was approved and the Financing Order, issuance advice letter and charge rider comply with all applicable laws, rules and regulations;

•

the issuance advice letter and the charge rider have been filed in accordance with the Financing Order creating the Cost Recovery Property transferred on the issuance date and an officer of the seller has provided the certification to the Kentucky Public Service Commission required by the issuance advice letter; and

•

no other approval, authorization, consent, order or other action of, or filing with any governmental authority is required in connection with the creation of the Cost Recovery Property transferred on the issuance date, except those that have been obtained or made;

•

under the Kentucky Utilities Act, the Commonwealth of Kentucky has pledged that it will not (i) alter the certain provisions of the Kentucky Utilities Act that authorize the Kentucky Public Service Commission to create the irrevocable contract right or right to sue by the issuance of the Financing Order creating the Cost Recovery Property, making the charges imposed by the Financing Order irrevocable, binding, or affecting the nonbypassable charges for all existing and future customers, (ii) take or permit any action that impairs or would impair the value of the Cost Recovery Property or the security for the Bonds or revises the Recovery Costs for which recovery is authorized, (iii) in any way impair the rights and remedies of the holders, assignees and other financing parties or, (iv) except for true-up adjustments made in accordance with the Kentucky Utilities Act, reduce, alter, or impair the charges relating to such Cost Recovery Property until the principal, interest and premium, and any other charges incurred and any contracts to be performed in connection with the related Bonds have been paid and performed in full, and consequently the Commonwealth of Kentucky could not constitutionally take any action of a legislative character, including the repeal or amendment of the Kentucky Utilities Act, which would substantially limit, alter or impair the Cost Recovery Property or other rights vested in the bondholders pursuant to the Financing Order, or substantially limit, alter, impair or reduce the value or amount of the Cost Recovery Property, unless that action is a reasonable exercise of the Commonwealth of Kentucky’s sovereign powers and of a character reasonable and appropriate to further a legitimate public purpose, and, under the takings clauses of the Kentucky and United States Constitutions, the Commonwealth of Kentucky could not repeal or amend the Kentucky Utilities Act, as implemented by the Financing Order, or take any other action in contravention of its pledge quoted above without paying just compensation to the holders, as determined by a court of competent jurisdiction, if doing so would constitute a permanent appropriation of a substantial property interest of the holders in the Cost Recovery Property and deprive the holders of their reasonable expectations arising from their investments in the Bonds; however, there is no assurance that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal and interest on the Bonds;

•

based on information available to the seller on the issuance date, the assumptions used in calculating the charges as of the issuance date are reasonable and are made in good faith; however, notwithstanding the foregoing, Kentucky Power Company makes no representation or warranty, express or implied, that amounts actually collected arising from those charges will in fact be sufficient to meet the payment obligations on the related Bonds or that the assumptions used in calculating such charges will in fact be realized;

•

upon the effectiveness of the Financing Order, the issuance advice letter and the charge rider with respect to the transferred Cost Recovery Property and the transfer of such Cost Recovery Property to us pursuant to the sale agreement and the filing of the appropriate notice of transfer with the Secretary of State of the Commonwealth of Kentucky:

•

the rights and interests of the seller under the Financing Order, including the right to impose, bill, charge, collect, receive and adjust the charges authorized in the Financing Order, will become Cost Recovery Property;

•	the Cost Recovery Property will constitute an existing, present and intangible property right or interest therein vested in us;

•

the Cost Recovery Property will include the right, title and interest of the seller in the Financing Order and the charges, the right to impose, collect and obtain periodic adjustments (with respect to adjustments, in the manner and with the effect provided in the servicing agreement) of the charges, and the rates and other charges authorized by the Financing Order and all revenues, collections, claims, rights to payments, payments, money or proceeds of or arising from the charges;

•

the owner of the Cost Recovery Property will be legally entitled to impose, bill, charge, collect, receive and adjust the charges in the aggregate sufficient to pay the interest on and principal of the related Bonds in accordance with the Indenture, to pay the fees and expenses of servicing the Bonds, to replenish the capital subaccount to the required capital level until the Bonds are paid in full and all ongoing Financing Costs with respect to the Bonds have been paid in full or until the last date permitted for the collection of payments in respect of the charges under the Financing Order, whichever is earlier, and the revenue class allocation percentages in the Financing Order do not prohibit the owner of the transferred Cost Recovery Property from obtaining adjustments and effecting allocations to the charges that are otherwise permitted by the Kentucky Utilities Act, as implemented by the Financing Order, in order to collect payments of such amounts; and

•

the Cost Recovery Property is not subject to any lien other than the lien created in favor of the trustee for the benefit of the holders pursuant to the Kentucky Utilities Act or any lien that may be granted under the basic documents;

•

the seller is a corporation duly organized and validly existing and in good standing under the laws of the Commonwealth of Kentucky, with the requisite corporate or other power and authority to own its properties as such properties are owned on the issuance date and to conduct its business as such business is conducted by it on the issuance date;

•

the seller has the requisite corporate or other power and authority to obtain the Financing Order and to own the rights and interests under the Financing Order, to sell and assign those rights and interests to us;

•

the seller is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business require such qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on the seller’s business, operations, assets, revenues or properties).

•

the seller has the requisite corporate or other power and authority to execute and deliver the sale agreement and to carry out its terms, and the execution, delivery and performance of the sale agreement have been duly authorized by the seller by all necessary corporate action;

•

the sale agreement constitutes a legal, valid and binding obligation of the seller, enforceable against it in accordance with its terms, subject to customary exceptions relating to bankruptcy, creditor’s rights and equitable principles;

•

the consummation by the seller of the transactions contemplated by the sale agreement and the fulfillment by the seller of the terms of the sale agreement do not (a) conflict with or result in any breach of any of the terms or provisions of, or otherwise constitute (with or without notice or lapse of time) a default under, the seller’s organizational documents or any indenture, or other agreement or instrument to which the seller is a party or by which it or any of its property is bound, (b) result in the creation or imposition of any lien upon the seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any liens that may be granted in our favor or any liens created in favor of the trustee for the benefit of the holders pursuant to the Kentucky Utilities Act or any lien that may be granted under the basic documents) or (c) violate in any material respect any existing law or any existing order, rule or regulation applicable to the seller of any government authority having jurisdiction over the seller or its properties;

•

no proceeding is pending and, to the seller’s knowledge, no proceeding is threatened and, to the seller’s knowledge, no investigation is pending or threatened before any governmental authority having jurisdiction over the seller or its properties involving or relating to the seller or to the issuing entity or, to the seller’s knowledge, any other person:

•	asserting the invalidity of the Kentucky Utilities Act, the Financing Order, the sale agreement or the other basic documents or the Bonds;

•	seeking to prevent the issuance of the Bonds or the consummation of any of the transactions contemplated by the sale agreement or any of the other basic documents;

•

seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by the seller of its obligations under, or the validity or enforceability of, the Kentucky Utilities Act, the Financing Order, the Bonds, the sale agreement or any other basic documents; or

•	seeking to adversely affect the federal income tax or state income or franchise tax classification of the Bonds as debt;

•

except for financing statements under the Uniform Commercial Code and other filings under the Kentucky Utilities Act, no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the servicing agreement;

•

there is no order by any court providing for the revocation, alteration, limitation or other impairment of the Kentucky Utilities Act, the Financing Order, the issuance advice letter, the Cost Recovery Property or the charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the Financing Order; and

•	after giving effect to the sale of the Cost Recovery Property under the sale agreement, Kentucky Power Company:

•	is solvent and expects to remain solvent;

•	is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes;

•	is not engaged and does not expect to engage in a business for which its remaining property represents an unreasonably small portion of its capital;

•	reasonably believes that it will be able to pay its debts as they become due; and

•	is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity.

The seller will not make any representation or warranty, express or implied, that billed charges will be actually collected from customers, that amounts actually collected arising from charges will in fact be sufficient to meet the payment obligations on the related Bonds or that the assumptions used in calculating such charges will in fact be realized.

Certain of the representations and warranties that the seller makes in the sale agreement involve conclusions of law. The seller makes those representations and warranties in order to reflect the understanding of the basis on which we are issuing the Bonds and to reflect the agreement that if this understanding proves to be incorrect, the seller will be obligated to indemnify us.

The representations and warranties made by the seller will survive the execution and delivery of the sale agreement, and our pledge of the Cost Recovery Property to the trustee. The seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date including by means of any legislative enactment, constitutional amendment or voter initiative that renders any of the representations or warranties untrue.

Covenants of the Seller

In the sale agreement, the seller makes the following covenants:

•

So long as the Bonds are outstanding, Kentucky Power Company, as the seller will keep in effect its existence and remain in good standing under the laws of the Commonwealth of Kentucky and continue to operate its electric transmission and distribution system to provide service to its customers under Commission-approved rate schedules.

•

Except for the lien in favor of the trustee for the benefit of the bondholders, the seller will not sell, pledge, assign or transfer any of the Cost Recovery Property, and will defined our right and title to the Cost Recovery Property against all claims of third parties.

•

If the seller receives any payments in respect of the charges or the proceeds thereof other than in its capacity as the servicer, the seller agrees to pay all those payments to the servicer, on behalf of us, and to hold such amounts in trust for us and the trustee prior to such payment. If the seller becomes a party to (a) any future sale agreement selling to us or any other affiliate of seller property consisting of charges similar to the charges, payable by customers pursuant to the Kentucky Utilities Act or any similar law, or (b) any future trade receivables purchase and sale arrangement or similar arrangement, or an extension to any such existing arrangement, under which the seller sells all or any portion of its accounts receivables, in each case the seller and the other parties to such arrangement shall enter into an amendment or joinder to the intercreditor agreement to acknowledge the rights of the Seller, the issuing entity and any future seller and issuer.

•

The seller will notify us and the trustee promptly in writing after becoming aware of any lien on any of the Cost Recovery Property, other than the conveyances under the sale agreement, or any lien under the basic documents or under the Kentucky Utilities Act or the Uniform Commercial Code in favor of the trustee for the benefit of the bondholders.

•

The seller agrees to comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to the seller, except to the extent that failure to so comply would not materially adversely affect our or the trustee’s interests in the Cost Recovery Property or under the basic documents to which the seller is a party or the seller’s performance of its obligations under the basic documents to which the seller is a party.

•	So long as any of the Bonds are outstanding, the seller will:

•	treat the Cost Recovery Property as our property for all purposes other than for financial reporting, state or federal regulatory or tax purposes; and

•	treat the Bonds as indebtedness for all purposes and specifically as debt of the issuing entity, other than for financial reporting, state or federal regulatory or tax purposes;

•

solely for the purposes of federal income tax law and, to the extent consistent with applicable state, local and other tax law, for purposes of state, local and other taxes, as indebtedness of the seller (as the sole owner of the issuing entity) secured by the Collateral unless otherwise required by appropriate taxing authorities;

•

disclose in its financial statements that we and not the seller are the owner of the Cost Recovery Property and that our assets are not available to pay creditors of the seller or its affiliates (other than us);

•	not own or purchase any Bonds; and

•	disclose the effects of all transactions between us and the seller in accordance with generally accepted accounting principles.

•	The seller agrees that, upon the sale by the seller of the Cost Recovery Property to us pursuant to the sale agreement:

•

to the fullest extent permitted by law, including applicable Kentucky Public Service Commission regulations and the Kentucky Utilities Act, we will have all of the rights originally held by the seller with respect to the Cost Recovery Property, including the right (subject to the terms of the servicing agreement) to exercise any and all rights and remedies to collect any amounts payable by any retail customer in respect of the Cost Recovery Property, notwithstanding any objection or direction to the contrary by the seller (and the seller agrees not to make any such objection or to take any such contrary action), and

•

any payment by any retail customer directly to us will discharge that customer’s obligations, if any, in respect of the Cost Recovery Property to the extent of that payment, notwithstanding any objection or direction to the contrary by the seller.

So long as any of the Bonds are outstanding neither we nor the seller will take any action, file any tax return, or make any election inconsistent with our treatment for federal income tax purposes, as a disregarded entity that is not separate from the seller.

•

The seller will execute and file the filings required by law to fully preserve, maintain, protect and perfect our ownership interest in and the trustee’s lien on the Cost Recovery Property, including all filings required under the Kentucky Utilities Act and the Uniform Commercial Code relating to the transfer of the ownership of the rights and interests related to the Bonds under the Financing Order by the seller to us and the pledge of the Cost Recovery Property to the trustee. The seller will deliver or cause to be delivered to us and the trustee filed-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing. The seller will institute any action or proceeding necessary to compel performance by the Kentucky Public Service Commission, the Commonwealth of Kentucky or any of their respective agents of any of their obligations or duties under the Kentucky Utilities Act, the Financing Order or the issuance advice letter. The seller also will take those legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case, as may be reasonably necessary (i) to protect us, the holders and the trustee from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty, or any covenant, of the seller in the sale agreement and (ii) to block or overturn any attempts to cause a repeal of, modification of or supplement to the Kentucky Utilities Act, the Financing Order, the issuance advice letter or the rights of the holders by legislative enactment or constitutional amendment that would be materially adverse to us, the trustee or the holders or which would otherwise cause an impairment of our rights or those of the holders and the trustee, and the seller will pay the costs of any such actions or proceedings.

•

Even if the sale agreement or the Indenture is terminated, the seller will not, prior to the date which is one year and one day after the termination of the Indenture and payment in full of the Bonds or any other amounts owed under the indenture, petition or otherwise invoke or cause us to invoke the process of any court or government authority for the purpose of commencing or sustaining an involuntary case against us under any federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official or any substantial part of our property, or ordering the winding up or liquidation of our affairs.

•

So long as any of the Bonds are outstanding, the seller will, and will cause each of its subsidiaries to, pay all taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues thereon if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the transferred Cost Recovery Property; provided that no such tax need be paid if the seller or any of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

•	The seller will not withdraw the filing of any issuance advice letter with the Kentucky Public Service Commission.

•	The seller will make all reasonable efforts to keep the charge rider in full force and effect at all times.

•

Promptly after obtaining knowledge of any breach in any material respect of its representations, warranties or covenants in the sale agreement, the seller will notify in writing us, the trustee, the Kentucky Public Service Commission and the rating agencies of the breach.

•	The seller will use the proceeds of the sale of the Cost Recovery Property in accordance with the Financing Order and the Kentucky Utilities Act.

•

Upon our request, the seller will execute and deliver such further instruments and do such further acts as may be necessary to carry out more effectively the provisions and purposes of the sale agreement.

Indemnification

The seller will indemnify, defend and hold harmless us, the trustee (for itself and for the benefit of the bondholders) and any of our and the trustee’s officers, directors, employees and agents against:

•	any and all amounts of principal and interest on the Bonds not paid when due or when scheduled to be paid,

•	any deposits required to be made by or to us under the basic documents or the Financing Order which are not made when required, and

•

any and all other liabilities, obligations, losses, claims, damages, payment, costs or reasonable and documented out-of-pocket expenses incurred by any of these persons in each case, as a result of the seller’s breach in any material respect of any of its representations, warranties or covenants contained in the sale agreement.

The seller will indemnify us and the trustee (for itself and for the benefit of the holders) and each of our and the trustee’s respective officers, directors, employees, trustees, managers, and agents for, and defend and hold harmless each such person from and against, any and all taxes (other than taxes imposed on the holders as a result of their ownership of Bonds) that may at any time be imposed on or asserted against any such person as a result of (i) the sale of the Cost Recovery Property to us, (ii) our ownership and assignment of the Cost Recovery Property, (iii) the issuance and sale by us of the Bonds or (iv) the other transactions contemplated in the basic documents, including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of such person to withhold or remit taxes with respect to payments on the Bonds; it being understood that the holders will be entitled to enforce their rights against the seller under this indemnity solely through a cause of action brought for their benefit by the trustee.

In addition, the seller will indemnify, defend and hold harmless the trustee (for itself), our independent managers and each of their respective officers, directors, employees and agents against any and all liabilities, obligations, losses, claims, damages, payments, costs or expenses incurred by any of these parties as a result of the seller’s breach in any material respects of any of its representations and warranties or covenants contained in the sale agreement, except to the extent of such losses either resulting from the willful misconduct, bad faith or gross negligence of such indemnified persons or resulting from a breach of a representation or warranty made by such indemnified persons in any of the basic documents that gives rise to the seller’s breach. The seller will not be required to indemnify any person otherwise indemnified under the sale agreement for any amount paid or payable by such indemnified person in the settlement of any action, proceeding or investigation without the prior written consent of the seller, which consent will not be unreasonably withheld.

The seller will indemnify the servicer (if the servicer is not the seller) for the costs of any action instituted by the servicer pursuant to the servicing agreement which are not paid as an operating expense under the indenture.

The seller will indemnify the Kentucky Public Service Commission (for the benefit of the customers) for, and defend and hold harmless against, any and all liabilities, obligations, losses, claims, damages, payments, costs or expenses that may be imposed upon, incurred by or asserted against the customers or the Kentucky Public Service Commission as a result of a seller breach in any material respects of any of its representations and warranties or covenants contained in the sale agreement resulting from the seller’s willful misconduct, bad faith or negligence in performance of its duties or observance of its covenants under the sale agreement. The indemnification obligation set forth in this paragraph may be enforced by the Kentucky Public Service Commission but is not enforceable by any customer. Any indemnity payments made to the Kentucky Public Service Commission under this paragraph for the benefit of the customers will be paid to the trustee promptly for deposit into the collection account; except that, so long as the seller is also the servicer, any indemnity payments required to made to the Kentucky Public Service Commission under this paragraph for the benefit of the customers will be satisfied by the seller in its capacity as the servicer via a credit to the customers on their bills. Any such credit to the customers will not impact the charges or the Cost Recovery Property.

The indemnification provided for in the sale agreement will survive any repeal of, modification of, or supplement to, or judicial invalidation of, the Kentucky Utilities Act or the Financing Order and will survive the resignation or removal of the trustee, or the termination of the sale agreement and will rank on parity with other general, unsecured obligations of the seller. The seller shall not indemnify any person otherwise indemnified under the sale agreement for any changes in law after the issuance date, whether such changes in law are effected by means of any legislative enactment, constitutional amendment or any final and non-appealable judicial decision.

Kentucky Power Company’s indemnification obligations will rank equally in right of payment with other general unsecured obligations of Kentucky Power Company.

Successors to the Seller

Any entity (a) into which the seller may be merged, converted or consolidated (by operation of law or otherwise), (b) that may result from any merger, conversion or consolidation to which the seller shall be a party, (c) that may succeed to the properties and assets of the seller substantially as a whole, (d) which is a successor entity resulting from the division of the seller into two or more entities, or (e) which otherwise succeeds to all or substantially all of the electric transmission and distribution business of the Seller, in each case may assume the rights and obligations of Kentucky Power Company under the sale agreement. If transmission and distribution are not provided by a single entity after any such transaction, the entity which provides wire service directly to customers may assume Kentucky Power Company’s rights and obligations under the sale agreement. So long as the conditions of any such assumption are met, Kentucky Power Company will automatically be released from its obligations under the sale agreement. The conditions include that:

•

immediately after giving effect to any transaction referred to in this paragraph, no representation, warranty or covenant made by the seller in the sale agreement will have been breached in any material respect, and, to the extent the seller is the servicer, no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing,

•	the successor must execute an agreement of assumption to perform all of the obligations of the seller under the sale agreement;

•

officers’ certificates, opinions of counsel and notices specified in the sale agreement will have been delivered to us, the trustee and the rating agencies (with copies to the Kentucky Public Service Commission),

•

the successor must have been assigned all of the seller’s obligations under both the servicing agreement and the administration agreement (to the extent the seller is no longer required to service in such respective role or such obligations of Seller can be assigned); and

•	the rating agencies will have received prior written notice of the transaction.

Amendment

The sale agreement may be amended in writing by the seller and us within ten business days prior written notice given to each rating agency and, after the issuance of the Bonds, (a) to cure any ambiguity or to correct or supplement any provision in the sale agreement; provided, however, that such action shall not, as evidenced by an officer’s certificate of the seller delivered to us and the trustee, adversely effect in any material respect the interest of any bondholder without the consent of not less than a majority of the outstanding principal amount of the Bonds; or (b) to conform the provisions of the sale agreement to the description of the sale agreement in this prospectus.

In addition, the sale agreement may be amended in writing by the seller and us with (a) the prior written consent of the trustee, (b) the satisfaction of the rating agency condition, and (c) after the issuance of the Bonds, with the consent or deemed consent of the Kentucky Public Service Commission; provided that any such amendment may not, as evidenced by an officer’s certificate of seller delivered to us and the trustee, adversely affect in any material respect the interest of any holder of the Bonds, without the consent of not less than a majority of the outstanding principal amount of the Bonds. In determining whether a majority of bondholders have consented, Bonds owned by us, Kentucky Power Company or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any Bonds it actually knows to be so owned. Promptly after the execution of any such amendment or consent, we will furnish copies of such amendment or consent to each of the rating agencies.

THE SERVICING AGREEMENT

The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer is undertaking to service the Cost Recovery Property. We have filed the form of the servicing agreement as an exhibit to the registration statement of which this prospectus forms a part.

Servicing Procedures

The servicer, as our agent, will manage, service and administer, and bill and collect payments in respect of the Cost Recovery Property according to the terms of the servicing agreement. The servicer’s duties will include: obtaining meter reads, calculating revenue, billing the charges, collecting the charges, posting all payments in respect of Cost Recovery Property, responding to inquiries of retail customers, and the Kentucky Public Service Commission or any other governmental authority regarding the Cost Recovery Property, delivering bills to retail customers, investigation and handling delinquencies (and furnishing reports with respect to such delinquencies to us), processing and depositing collections and making periodic remittances, furnishing periodic reports and statements to us, the rating agencies and to the trustee, making all filings with the Kentucky Public Service Commission, taking all other actions necessary to perfect our ownership interests in, and the trustee’s lien on, the Cost Recovery Property, making all filings and taking such other action as may be necessary to perfect and maintain the perfection and priority of the trustee’s lien on and security interest in all Collateral, selling, as our agent, as our interests may appear, defaulted or written off accounts in accordance with the servicer’s usual and customary practices and taking all necessary action in connection with true-up adjustments.

The servicer is required to notify us, the trustee and the rating agencies in writing of any laws or Kentucky Public Service Commission regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.

In addition, upon our reasonable request or the reasonable request of the trustee, any rating agency or the Kentucky Public Service Commission, the servicer will provide to us, the trustee, the applicable rating agency or the Kentucky Public Service Commission, public financial information about the servicer and any material information about the Cost Recovery Property that is reasonably available to the servicer without undue cost or burden, as may be reasonably necessary and permitted by law to enable us, the trustee, the rating agencies or the Kentucky Public Service Commission to monitor the servicer’s performance (provided, however, that any such request by the trustee will not create an obligation for the trustee to monitor the servicer’s performance) and, so long as any Bonds are outstanding, the servicer will provide to us, the trustee and the Kentucky Public Service Commission, within a reasonable time after written request for such information, any information available to the servicer or reasonably obtainable by it without undue cost or burden that is necessary to calculate the charges applicable to each revenue class. The servicer will also prepare any reports required to be filed by us with the SEC and will deliver to us and the trustee when required opinions of counsel to the effect that all filings pursuant to the UCC and the Kentucky Utilities Act, including all filings with the Secretary of State of the Commonwealth of Kentucky and the State of Delaware, that are necessary to preserve and protect the interests of the trustee in the Cost Recovery Property have been made.

Servicing Standards and Covenants

The servicing agreement requires the servicer to (i) manage, service, administer and make collections in respect of the Cost Recovery Property with reasonable care and using the same degree of care and diligence that the servicer exercise with respect to similar assets for its own account and, if applicable, for others; (ii) follow customary standards, policies and procedures in performing its duties as servicer that are customary in the electric transmission and distribution industry in the Commonwealth of Kentucky; (iii) use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the Cost

Recovery Property and to impose, bill, charge, collect, receive and adjust the charges; (iv) comply with all requirements of law including all rules and regulations of the Kentucky Public Service Commission applicable to, and binding on, the servicer that relate to the Cost Recovery Property; (v) file and maintain the effectiveness of UCC financing statements with respect to the Cost Recovery Property; (vi) take such other action on our behalf to ensure that the lien of the trustee on the Collateral remains perfected and of first priority (including, if necessary, making any filings that are required by the UCC if the servicer or the issuing entity changes its name or its jurisdiction of organization); and (vii) within 30 days after each five year anniversary of the issuance date, provide the trustee with confirmation that all filings required under the UCC and the Kentucky Utilities Act to maintain the lien of the trustee in the Cost Recovery Property remain in effect. The servicer shall follow such customary and usual practices and procedures as it shall deem necessary or advisable in its servicing of all or any portion of the Cost Recovery Property, which, in the servicer’s judgment, may include the taking of legal action, at the issuing entity’s expense but subject to the priority of payments set forth in the Indenture.

The servicer is responsible for instituting any action or proceeding to compel performance:

(1)

by the parties to the intercreditor agreement of their duties under that agreement, the Financing Order and the Kentucky Utilities Act or as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or supplement of the Kentucky Utilities Act or the Financing Order, such actions or proceedings to be undertaken at our expense, and

(2)

by the Commonwealth of Kentucky and the Kentucky Public Service Commission of their respective obligations under the Kentucky Utilities Act, the Financing Order or with respect to the Cost Recovery Property and the charges, such actions or proceedings to be undertaken at the expense of the servicer.

In any proceedings related to the exercise of the power of eminent domain by any municipality to acquire a portion of Kentucky Power Company’s electric distribution facilities, the servicer will assert that the court ordering such condemnation must treat such municipality as a successor to Kentucky Power Company under the Kentucky Utilities Act and the Financing Order and that customers in such municipalities remain responsible for payment of charges. In addition to the foregoing, the servicer may, but is not obligated to, prosecute or defend any other legal action if such action that is not directly related to one of its enumerated duties under the servicing agreement. The costs and expenses of prosecuting or defending any such legal action shall be paid by us.

The servicing agreement also designates the servicer as the custodian of our records and documents. The servicing agreement requires the servicer to indemnify us, our independent managers and the trustee (for itself and for the benefit of bondholders) for any negligent act or omission relating to the servicer’s duties as custodian, except in the case of willful misconduct, bad faith or gross negligence of us, any independent manager or the trustee.

True-Up Adjustment Process

Among other things, the Financing Order and the servicing agreement both require the servicer to file adjustment requests semi-annually and, beginning 12 months prior to the scheduled final payment date of the Bonds, quarterly for such series, to ensure the expected recovery of amounts sufficient to provide timely payment of principal of and interest on the Bonds, together with other amounts payable with respect to the Bonds. In addition to these mandatory true-up adjustment requests, the servicer may file at any time optional true-up adjustments in order to assure timely payment of the Bonds, replenish any draws on the capital subaccount and pay the other amounts payable with respect to the Bonds. For more information on the true-up process, please read “Kentucky Power Company’s Financing Order—Statutory True-Ups.”

In calculating the mandatory true-up adjustment, the servicer will (a) update the data and assumptions underlying the calculation of the charges, including projected revenues during the applicable calculation period(s) for each revenue class and including interest and our estimated expenses and fees to be paid during such period, as well as the weighted average days outstanding and write-offs, (b) determine the Periodic Payment Requirements, as described in the next paragraph below, and the periodic billing requirement equal to the aggregate amount of charges necessary to be billed during the applicable calculation period(s) in order to collect amounts sufficient to timely pay the Periodic Payment Requirements, taking into consideration forecast usage and revenue data, forecast uncollectible charges and forecast lags in collection based on such updated data and assumptions, (c) determine the charges to be allocated to each revenue class during such calculation period(s) based on such periodic billing requirement and the terms of the Financing Order, the charge rider and any other tariffs filed pursuant thereto, (d) make required notice and other filings with the Kentucky Public Service Commission to reflect the revised charges, including any charge rider adjustment and the applicable revenue forecast, and (e) take all reasonable actions and make all reasonable efforts to effect such mandatory true-up adjustment and to enforce the provisions of the Kentucky Utilities Act and the Financing Order.

The servicer will calculate the “Periodic Payment Requirements” for each calculation period as the total amount of charge revenue collections that we must receive during that calculation period (after giving effect to the allocation of amounts in the Excess Funds Subaccount and including any shortfalls in collections for any prior calculation periods) in order to ensure that, as of the last Payment Date occurring in such calculation period, we have sufficient funds to:

•	pay all accrued and unpaid interest on the Bonds in full on a timely basis,

•	repay principal on the Bonds such that the aggregate outstanding principal balance of the Bonds does not exceed the amount provided in the sinking fund schedule for the applicable Payment Date,

•	replenish the amounts on deposit in the capital subaccount up to the required capital level,

•	pay in full all other fees, expenses and indemnities payable under the Indenture (up to the authorized amounts of such payments set forth in the Financing Order), and

•	have amounts necessary for the payment of return on invested capital.

For any true-up adjustment occurring after the last scheduled final payment date for the Bonds, the Periodic Payment Requirement will be calculated to ensure that sufficient charges will be collected to retire the Bonds in full on the next Payment Date.

The Kentucky Public Service Commission must be given at least ten days’ notice prior to making any true-up adjustment. In the event any correction to a true-up adjustment due to mathematical errors in the calculation of the adjustment or otherwise is necessary, the corrections will be made in a future true-up adjustment. The servicer will begin billing the revised charges to customers commencing in the first billing cycle following the date on which any true-up adjustment becomes effective.

In calculating any true-up adjustment, the servicer will allocate payment responsibility among revenue classes in accordance with the requirements of the Financing Order, subject to any adjustment made in an interim true-up adjustment.

Remittances to Collection Account

The servicer is required to remit charges estimated to have been collected to the trustee for deposit in the collection account on each business day as soon as reasonably practicable but in no event later than the second business day after those payments are estimated to have been received. For a description of the allocation of the deposits, please read “Security for the Bonds-How Funds in the Collection Account will be Allocated.” Until charge collections are remitted to the general subaccount of the collection account, the servicer will not segregate them from its general funds. Please read “Risk Factors-Risks Associated With Potential Bankruptcy Proceedings of the Seller or the Servicer” in this prospectus.

The servicer is required to remit to the trustee estimated charge collections based on the amount of billed charges and the weighted average number of days that Kentucky Power Company’s customer bills remain outstanding, less its estimated system-wide charge-off percentage. On a monthly basis, the servicer is required to reconcile remittances of estimated payments arising from charges with actual charge payments received by the servicer to more accurately reflect the amount of billed charges that should have been remitted, based on the amounts actually received. To the extent the remittances of estimated payments exceed the amounts that should have been remitted, the servicer will be entitled to receive a payment from us in an amount equal to the excess remittance, or to withhold the excess amount from any subsequent remittance to the trustee. To the extent the remittances of estimated charges are less than the amount that should have been remitted, or a material amount of investment earnings has accrued on the collected charges, the servicer will remit the amount of the shortfall to the trustee within five business days after the date of the monthly reconciliation report in which the reconciliation calculations are specified, Such reconciliation report is expected to be delivered on or before the 25th calendar day of each month. Although the servicer will remit estimated payments arising from the collection of charges to the trustee, the servicer is not obligated to make any payments on the Bonds.

In the event that the servicer makes changes to its current computerized customer information system, including a system which would allow the servicer to track actual payments of the charges and/or otherwise monitor payment and collection activity more efficiently or accurately than is being done today, the servicing agreement will allow the servicer to substitute actual remittance procedures for the estimated remittance procedures described above or otherwise modify the remittance procedures described above as may be appropriate in the interests of efficiency, accuracy, cost and/or system capabilities. However, the servicer will not be allowed to make any modification or substitution that would materially adversely affect the bondholders. The servicer must also give prior written notice to us, the trustee, the rating agencies and the Kentucky Public Service Commission of any such computer system changes.

Servicing Compensation

The servicer will be entitled to receive an annual servicing fee in an amount equal to:

•	0.05% of the aggregate initial principal amount of the Bonds for so long as Kentucky Power Company or one of its affiliates is the servicer; or

•

if neither Kentucky Power Company nor any of its affiliates is the servicer, an amount agreed upon by the successor servicer and the trustee not to exceed 0.60% of the aggregate initial principal amount of the Bonds.

The servicing fee will be paid to the servicer by the trustee in accordance with the priority of payments semi-annually with half of the servicing fee paid on each payment date.

In addition, the servicer shall be entitled to be reimbursed by us for filing fees and fees and expenses for printing, attorneys, accountants, the rating agencies, and other professional services retained by, and other incremental out-of-pocket third-party costs incurred by us and paid by the servicer (or procured by the Servicer on our behalf and paid for by the servicer) to meet our obligations under the basic documents (collectively, the “out-of-pocket reimbursable costs”). Kentucky Power Company and its affiliates are not permitted to include, as part of the out-of-pocket reimbursable costs, the cost of existing personnel or resources. Any out-of-pocket reimbursable costs allocated to Kentucky Power Company that are in excess of the actual out-of-pocket reimbursable costs shall be credited to customers on their bills.

The servicer will be responsible for paying from its own account all expenses incurred by it in connection with its activities under the Servicing Agreement, other than any expenses that the servicer is entitled to be reimbursed for, as described in the paragraph above, and any costs and expenses incurred in the course of acting as administrator under the administration agreement.

Servicer Representations and Warranties; Limitation on Servicer’s Liability

In the servicing agreement, the servicer will represent and warrant to us, as of the issuance date of the Bonds, that:

•

the servicer is duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky, with requisite corporate or other power and authority to own its properties as such properties are owned on the issuance date, to conduct its business as such business is conducted by it on the issuance date, to service the Cost Recovery Property, to hold the records related to the Cost Recovery Property as custodian, and to execute, deliver and carry out the terms of the servicing agreement and the intercreditor agreement;

•

the servicer is duly qualified to do business, is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the Cost Recovery Property as required under the servicing agreement and the intercreditor agreement) requires such qualifications, licenses or approvals (except where a failure to qualify would not be reasonably likely to have a material adverse effect on the servicer’s business, operations, assets, revenues or properties or to its servicing of the Cost Recovery Property);

•

the execution, delivery and performance of the servicing agreement have been duly authorized by all necessary action on the part of the servicer under its organizational or governing documents and laws;

•

each of the servicing agreement and the intercreditor agreement constitutes a legal, valid and binding obligation of the servicer, enforceable against the servicer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law;

•

the consummation of the transactions contemplated by the servicing agreement and the intercreditor agreement (to the extent applicable to the servicer’s responsibilities thereunder) and the fulfilment of the terms of each will not conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the organizational documents of the servicer, or any agreement to which the servicer is a party or by which it or any of its property is bound; or result in the creation or imposition of any lien upon any of its properties pursuant to the terms of any such agreement (other than any lien that may be granted under the basic documents or any lien created pursuant to Section 278.686 of the Kentucky Utilities Act); or violate any existing law or any existing order, rule or regulation applicable to the servicer of any governmental authority having jurisdiction over the servicer or its properties;

•

there are no proceedings pending and, to the servicer’s knowledge, there are no proceedings threatened and no investigations pending or threatened before any governmental authority having jurisdiction over the servicer or its properties involving or relating to the servicer or us or to the servicer’s knowledge, any other person (a) asserting the invalidity of the servicing agreement or any of the other basic documents, (b) seeking to prevent the issuance of the Bonds or the consummation of any of the transactions contemplated by the servicing agreement or any of the other basic documents, (c) seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by the servicer of its obligations under, or the validity or enforceability of, the servicing agreement, any of the other basic documents or the Bonds, or (d) seeking to adversely affect the treatment of the Bonds for U.S. federal income or state income or franchise tax purposes;

•

except for the filings to be made under the Kentucky Utilities Act, no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the servicer to execute, deliver and perform its obligations under the servicing agreement or the intercreditor agreement except those which have previously been obtained or made, those that are required to be made by the servicer in the future pursuant to the servicing agreement and those that the servicer may need to file in the future to continue the effectiveness of any financing statements filed under the Kentucky Utilities Act or the UCC; and

•

each report or certificate delivered in connection with any filing made to the Kentucky Public Service Commission by the servicer on our behalf with respect to the charges or true-up adjustments will be true and correct in all material respects as of the delivery ate, or, if based in part on or containing assumptions, forecasts or other predictions of future events, such assumptions, forecasts or predictions are reasonable based on historical performance (and facts known to the servicer on the date such report or certificate is delivered).

The servicer is not responsible for any ruling, decision, action or determination made or not made, or any delay of the Kentucky Public Service Commission (except any delay caused by the servicer’s failure to file required applications in a timely and correct manner or other breach of its duties under the servicing agreement that adversely affects the Cost Recovery Property or the true-up adjustments) in any way related to the Cost Recovery Property, the approval of revised charges or any true-up adjustment. The servicer will also not be liable for the calculation of revised charges and scheduled adjustments to those charges, including any inaccuracy in the assumptions made in that calculation, so long as the servicer has acted in good faith and not in a negligent manner. The servicer will not be liable for any person, including the bondholders, not receiving any payment, amount or return anticipated or expected or in respect of the Bonds generally.

The Servicer Will Indemnify Us, the Bondholders and the Kentucky Public Service Commission in Limited Circumstances

The servicer will indemnify, defend and hold harmless us and the trustee (for itself and for the benefit of bondholders), as well as the independent managers and each of their respective officers, directors, employees and agents, from any and all liabilities, obligations, losses, damages, payments and claims, and reasonable costs or expenses, arising as a result of:

•

the servicer’s willful misconduct, bad faith or negligence in the performance of its duties or observance of its covenants under the servicing agreement or its reckless disregard of its obligations and duties under the servicing agreement or the intercreditor agreement,

•	the servicer’s breach in any material respects of any of its representations or warranties under the servicing agreement or the intercreditor agreement that results in a servicer default,

•	litigation and related expenses relating to the servicer’s status and obligations as servicer (other than any proceeding the servicer is required to institute under the servicing agreement), and

•	the costs and expenses (including legal costs and expenses) of enforcing the indemnification obligations of the servicer.

The servicer will not be liable, however, for any liabilities, obligations, losses, damages, payments or claims, or costs or expenses, resulting from the willful misconduct, bad faith or negligence of the party seeking indemnification, or resulting from a breach of a representation or warranty made by any such person in any of the basic documents that gave rise to the servicer’s breach. The indemnities described above will survive the resignation or removal of the trustee and the termination of the servicing agreement.

In addition, the servicer will indemnify the Kentucky Public Service Commission (for the benefit of customers) in connection with any liabilities, obligations, losses, damages, payments and claims, including any increase in servicing fees payable to a successor servicer following a servicer default, resulting from the servicer’s willful misconduct, bad faith or negligence in performance of its duties or observance of its covenants under the servicing agreement. Any indemnity payments required to made to the Kentucky Public Service Commission under this paragraph for the benefit of customers will be satisfied by the servicer via a credit to customers on their bills. Any such credit to customers will not impact the charges or the Cost Recovery Property.

Except for payment of the servicing fee, reimbursement of excess remittances, payment of the purchase price of the Cost Recovery Property and the reimbursement of expenses related to filing a suit or defending an action with respect to the Cost Recovery Property for our benefit that relates to the Intercreditor Agreement, the Financing Order and the Kentucky Utilities Act, the servicer releases us and our independent managers, the trustee and each of our respective officers, directors and agents from any actions, claims and demands which the servicer, in the capacity of servicer or otherwise, may have against us and those other parties relating to the Cost Recovery Property or the servicer’s activities with respect to the Cost Recovery Property, other than actions, claims and demands arising from the willful misconduct, bad faith or gross negligence of any such party.

The Kentucky Public Service Commission, acting through its authorized legal representative, may enforce the servicer’s obligations imposed pursuant to the Financing Order for the benefit of the customers to the extent permitted by law.

Reporting and Evidence as to Compliance

The servicer must deliver to us, the trustee, the rating agencies and the Kentucky Public Service Commission, on or before March 31 of each year, beginning in March of 2026 or, if earlier, on the date on which the annual report on Form 10-K relating to the Bonds is required to be filed with the SEC, a report on its assessment of compliance with specified servicing criteria as required by Item 1122(a) and Item 1123 of Regulation AB, during the preceding 12 months ended December 31 (or during the period since the issuance date of the Bonds in the case of the first statement), together with a certificate by an officer of the servicer certifying the statements set forth therein.

The servicing agreement also provides that the servicer will engage, at our expense, a firm of independent certified public accountants, which will furnish annually to us, the trustee, the rating agencies and the Kentucky Public Service Commission on or before March 31 of each year, beginning March 31, 2026 or, if earlier, on the date on which the annual report relating to the Bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report on the servicer’s assessment report described in the immediately preceding paragraph, to the effect that the accounting firm has performed agreed upon procedures in connection with the servicer’s compliance with its obligations under the servicing agreement during the preceding 12 months, identifying the results of the procedures and including any exceptions noted. The report will also indicate that the accounting firm providing the report is independent of the servicer within the meaning of the rules of The Public Company Accounting Oversight Board.

Copies of the above reports will be filed with the SEC. You may also obtain copies of the above statements and certificates by sending a written request addressed to the trustee.

The servicer will also be required to deliver to us, the trustee and the rating agencies monthly reports setting forth certain information relating to collections of the charges received during the preceding calendar month and, shortly before each payment date, a semi-annual report setting forth (1) the amount of principal and interest paid to bondholders on such date, (2) any difference between the principal amount of Bonds that remains outstanding after giving effect to payments made on such Payment Date and the amount that was expect to be outstanding in accordance with the related sinking fund schedule, (3) fees and expenses paid to the trustee, the servicer and other service providers, and (4) the amounts on deposit in the capital subaccount and excess funds subaccount after giving effect to all transfers and payments made on such payment date. The servicer is required to file copies of the semi-annual payment date reports with the SEC.

Matters Regarding the Servicer

The servicing agreement will provide that Kentucky Power Company may not resign from its obligations and duties as servicer thereunder, except with the prior written consent of the Kentucky Public Service Commission and only if Kentucky Power Company delivers to the trustee an opinion of independent legal counsel to the effect that Kentucky Power Company’s performance of its duties under the servicing agreement is no longer permissible under applicable law. No resignation by Kentucky Power Company as servicer will become effective until a successor servicer has been appointed in accordance with the procedures described under “—-Successor Servicer” and has assumed Kentucky Power Company’s servicing obligations under the servicing agreement.

The servicing agreement further provides that neither the servicer nor any of its directors, officers, employees, and agents will be liable to us or to any other person, except as provided under the servicing agreement, for taking any action or for refraining from taking any action under the servicing agreement or for good faith errors in judgment. However, neither the servicer nor any person or entity will be protected against any liability that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of its duties or by reason of reckless disregard of obligations and duties under the servicing agreement or the intercreditor agreement. The servicer and any of its directors, officers, employees or agents may rely in good faith on the advice of counsel or on any document submitted by any responsible officer of us, the trustee or the Kentucky Public Service Commission respecting any matters under the servicing agreement.

The servicing agreement permits the servicer to appoint any person to perform any or all of its obligations. However, unless the appointed person is an affiliate of Kentucky Power Company, such appointment must satisfy the rating agency condition. In all cases, the servicer must remain obligated and liable under the servicing agreement for the performance of the delegated obligations.

Servicer Defaults

Servicer defaults under the servicing agreement consist of:

•

any failure by the servicer to remit the charges received from customers or any other amount into the collection account which failure continues unremedied for five business days after the earlier of the date on which (i) written notice of this failure from us or the trustee is received by the servicer and (ii) the failure is actually known by a responsible officer of the servicer;

•

any failure by the servicer to perform in any material respect any other covenants or agreements in the servicing agreement or the other basic documents to which it is a party, which failure materially and adversely affects the rights of bondholders and continues unremedied for 60 days after the earlier of the date on which (i) written notice of this failure from us or the Kentucky Public Service Commission is received by the servicer and (ii) such failure is actually known by a responsible officer of the servicer,

•

any failure by the servicer to perform in any material respects its obligations to make true-up adjustment filings in the time and manner specified in the servicing agreement, which failure continues unremedied for a period of five business days,

•

any representation or warranty made by the servicer in the servicing agreement or any basic document proves to have been incorrect in a material respect when made, which has a material adverse effect on the bondholders and continues unremedied for a period of 60 days after the earlier of the date on which (i) written notice of this breach from us, the trustee or the Kentucky Public Service Commission is received by the servicer and (ii) such breach is actually known by a responsible officer of the servicer, and

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events of bankruptcy, insolvency, receivership or liquidation of the servicer. Please read “Risk Factors—Risks Associated With Potential Bankruptcy Proceedings of the Seller or the Servicer” and “How a Bankruptcy May Affect Your Investment” in this prospectus.

Rights Upon a Servicer Default

In the event of a servicer default that remains unremedied, the trustee may, and upon the written instruction of the Kentucky Public Service Commission (on behalf of the customers) or bondholders who hold not less than a majority in principal amount of outstanding Bonds, the trustee shall terminate all the rights and obligations of the servicer under the servicing agreement, other than the servicer’s indemnity obligation and obligation to continue performing its functions as servicer until a successor servicer is appointed. After the termination, the trustee may appoint a successor servicer, or the trustee shall appoint a successor servicer if directed to do so by bondholders who hold not less than a majority in principal amount of outstanding Bonds or at the written direction of the Kentucky Public Service Commission, and in each case with our prior written consent, which we may not unreasonably withhold. The successor servicer will succeed to all the rights and duties of servicer under the servicing agreement and will be entitled to similar compensation arrangements.

If within 30 days after the delivery of a termination notice, a new servicer has not been appointed, the trustee may petition or it shall petition, if so directed by bondholders who hold not less than a majority in principal amount of outstanding Bonds, the Kentucky Public Service Commission or a court of competent jurisdiction to appoint a successor servicer.

If a servicer defaults in its duty to remit charge collections to the collection account, as described in the first bullet under “—-Servicer Defaults” and fails to remedy this default, and this failure results in a payment default on the Bonds, the bondholders and the trustee will be entitled to (i) apply to the Kentucky Public Service Commission or the applicable state court for sequestration and payment of revenues arising with respect to the Cost Recovery Property, (ii) foreclose on or otherwise enforce the lien on the Cost Recovery Property and (iii) exercise any other rights and remedies available to the bondholders and the trustee under the Kentucky Utilities Act or under any other applicable law. However, the nature of our business means that payments are made on the Bonds only when collections are realized with respect to the Cost Recovery Property, and enforcing the trustee’s lien will not result in an accelerated repayment of the Bonds. Please read “OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS—Foreclosure of the trustee’s lien on the Cost Recovery Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.” and “-You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited.”

Waiver of Past Defaults

The Kentucky Public Service Commission, together with the bondholders evidencing not less than a majority in principal amount of the then outstanding Bonds, on behalf of all bondholders, may direct in writing the trustee to waive any default by the servicer in the performance of its obligations under the servicing agreement and its consequences, except a default in making any required remittances to the collection account. The servicing agreement provides that no waiver will impair the bondholders’ rights relating to subsequent defaults. Promptly after executing such a waiver, the servicer will furnish a copy of such waiver to each rating agency.

Successor Servicer

Any successor servicer must meet the following requirements: (1) it must be permitted under the regulations of the Kentucky Public Service Commission to perform the duties of servicer, (2) its appointment must satisfy the rating agency condition, (3) the Kentucky Public Service Commission must consent or be deemed to consent to its appointment, (4) must be approved by the Receivables Agent under the intercreditor agreement, and (5) it must enter with us into a servicing agreement that is substantially similar to the original servicing agreement with Kentucky Power Company.

If for any reason a third-party assumes the role of the servicer under the servicing agreement, the predecessor servicer must cooperate with us, the trustee and the successor servicer in effecting the termination of its rights and responsibilities under the servicing agreement, including the transfer to the successor servicer of all records relating to the Cost Recovery Property and all cash collections of charges then held by the predecessor servicer or subsequently received by it. The predecessor servicer will be liable for the reasonable costs and expenses incurred in transferring its servicing obligations to the successor servicer and amending the servicing agreement if such transfer is the result of a servicer default and, in all other cases, such transfer costs and expenses will be paid by us. The predecessor servicer must continue to service the Cost Recovery Property until its successor has been appointed and has assumed the role of servicer.

Amendment

The servicing agreement may be amended in writing by the servicer and us with (i) the prior written consent of the trustee, (ii) the satisfaction of the rating agency condition and (iii) after the issuance date, the consent or deemed consent of the Kentucky Public Service Commission, so long as such amendment does not, as evidenced by an officer’s certificate of the servicer delivered to us and the trustee, adversely affect in any material respect the interest of any bondholder in any material respect or unless the consent of the bondholders of not less than a majority of the outstanding principal amount of the Bonds is obtained. Promptly after obtaining such consents and executing any such amendment, we will furnish copies of such amendment to each of the rating agencies.

In addition, the servicing agreement may be amended in writing by the servicer and us, with ten business days’ prior written notice given to the rating agencies and the trustee, but without the consent of any of the bondholders, (i) to cure any ambiguity, to correct or supplement, or to add, eliminate or change any of the provisions of the servicing agreement or modify in any manner the rights of the bondholders, so long as such action will not, as evidenced by an officer’s certificate of the servicer delivered to us and the trustee, adversely affect in any material respect the interests of any bondholder, or (ii) to conform the provisions of the servicing agreement to the description of the servicing agreement in this prospectus. Promptly after executing any such amendment, we will furnish copies of such amendment to each of the rating agencies.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT

Challenge to True Sale Treatment

Kentucky Power Company will represent and warrant that the transfer of the Cost Recovery Property in accordance with the sale agreement constitutes a true and valid sale and assignment of that Cost Recovery Property by Kentucky Power Company to us. It will be a condition of closing for the sale of the Cost Recovery Property pursuant to the sale agreement that Kentucky Power Company will take the appropriate actions under the Kentucky Utilities Act, including filing a notice of transfer of an interest in the Cost Recovery Property, to perfect this sale. The Kentucky Utilities Act provides that a transfer of Cost Recovery Property by an electric utility to an assignee which the parties have in the governing documentation expressly stated to be a sale or other absolute transfer, in a transaction approved in a financing order, shall be treated as an absolute transfer of all the transferor’s right, title and interest, as in a “true sale” under applicable creditors’ rights principles, and not as a pledge or other financing, of the relevant Cost Recovery Property. We and Kentucky Power Company will treat such a transaction as a sale under applicable law. However, we expect that Bonds will be reflected as debt on Kentucky Power Company’s consolidated financial statements. In addition, we anticipate that the Bonds will be treated as debt of Kentucky Power Company for federal income tax purposes. Please read “The Kentucky Utilities Act-Recovery of Transition to Competition Costs for Kentucky Power Company and Other Kentucky Utilities” and “Material U.S. Federal Income Tax Consequences.” In the event of a bankruptcy of a party to a sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the Cost Recovery Property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of Kentucky Power Company and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the Bonds.

In that regard, we note that the bankruptcy court in In re: LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001) issued an interim order that observed that a debtor, LTV Steel Company, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate. . . sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.

LTV and the securitization investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted “true sales.” The court did not otherwise overrule its earlier ruling. The LTV memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.

Even if creditors did not challenge the sale of Cost Recovery Property as a true sale, a bankruptcy filing by Kentucky Power Company could trigger a bankruptcy filing by us with similar negative consequences for bondholders. In a prior bankruptcy case, In re General Growth Properties, Inc., 406 B.R. 171, (Bankr. S.D.N.Y. 2009), General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.

We and Kentucky Power Company have attempted to mitigate the impact of a possible recharacterization of a sale of Cost Recovery Property as a financing transaction under applicable creditors’ rights principles. The sale agreement will provide that if the transfer of the applicable Cost Recovery Property is thereafter recharacterized by a court as a financing transaction and not a true sale, the transfer by Kentucky Power Company will be deemed to have granted to us on behalf of ourselves and the trustee a first priority security interest in all Kentucky Power Company’s right, title and interest in and to the Cost Recovery Property and all proceeds thereof. In addition, the sale agreement will require the filing of a notice of security interest in the Cost Recovery Property and the proceeds thereof in accordance with the Kentucky Utilities Act. As a result of this filing, we would be a secured creditor of Kentucky Power Company and entitled to recover against the Collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by an Kentucky Power Company bankruptcy. Further, if, for any reason, a Cost Recovery Property notice is not filed under the Kentucky Utilities Act or we fail to otherwise perfect our interest in the Cost Recovery Property, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of Kentucky Power Company.

The Kentucky Utilities Act provide that the creation, granting, perfection and enforcement of liens and security interests in Cost Recovery Property are governed by the Kentucky Utilities Act and not by the Uniform Commercial Code or any other law, except as otherwise provided in the Kentucky Utilities Act. Under the Kentucky Utilities Act, a valid and enforceable lien and security interest in Cost Recovery Property may be created only by a financing order issued under the Kentucky Utilities Act and the execution and delivery of a security agreement with a holder of Bonds or a trustee or agent for the holder. The lien and security interest attaches automatically from the time value is received for the Bonds. Upon perfection through the filing of notice with the Office of the Secretary of State of the Commonwealth of Kentucky pursuant to rules established by the Secretary of Commonwealth of Kentucky, the security interest shall be a continuously perfected lien and security interest in the Cost Recovery Property, with priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. None of this, however, mitigates the risk of payment delays and other adverse effects caused by an Kentucky Power Company bankruptcy. Further, if, for any reason, a Cost Recovery Property notice is not filed under the Kentucky Utilities Act or we fail to otherwise perfect our interest in the Cost Recovery Property sold pursuant to the sale agreement, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of Kentucky Power Company.

Consolidation of the Issuing Entity and Kentucky Power Company

If Kentucky Power Company were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of Kentucky Power Company and us. We and Kentucky Power Company have taken steps to attempt to minimize this risk. Please read “Kentucky Power Cost Recovery LLC, The Issuing Entity” in this prospectus. However, no assurance can be given that if Kentucky Power Company were to become a debtor in a bankruptcy case, a court would not order that our assets and liabilities be substantively consolidated with those of Kentucky Power Company. Substantive consolidation would result in payment of the claims of the beneficial owners of the Bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.

Status of Cost Recovery Property as Current Property

Kentucky Power Company will represent in the sale agreement, and the Kentucky Utilities Act provide, that the Cost Recovery Property sold pursuant to such sale agreement constitutes a current property right on the date that it is first transferred or pledged in connection with the issuance of Bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of Kentucky Power Company, a court would not rule that the applicable Cost Recovery Property comes into existence only as retail customers use electricity.

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If a court were to accept the argument that the applicable Cost Recovery Property comes into existence only as retail customers use electricity, no assurance can be given that a security interest in favor of the bondholders would attach to the charges in respect of electricity consumed after the commencement of the bankruptcy case or that the Cost Recovery Property has been sold to us. If it were determined that the Cost Recovery Property had not been sold to us, and the security interest in favor of the bondholders did not attach to the applicable charges in respect of electricity consumed after the commencement of the bankruptcy case, then we would have an unsecured claim against Kentucky Power Company. If so, there would be delays and/or reductions in payments on the Bonds. Whether or not a court determined that Cost Recovery Property had been sold to us pursuant to a sale agreement, no assurances can be given that a court would not rule that any charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to us or the trustee.

In addition, in the event of a bankruptcy of Kentucky Power Company, a party in interest in the bankruptcy could assert that we should pay, or that we should be charged for, a portion of Kentucky Power Company’s costs associated with the transmission or distribution of the electricity, consumption of which gave rise to the charge receipts used to make payments on the Bonds.

Regardless of whether Kentucky Power Company is the debtor in a bankruptcy case, if a court were to accept the argument that Cost Recovery Property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of Kentucky Power Company arising before that Cost Recovery Property came into existence could have priority over our interest in that Cost Recovery Property. Adjustments to the charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.

Estimation of Claims; Challenges to Indemnity Claims

If Kentucky Power Company were to become a debtor in a bankruptcy case, to the extent we do not have secured claims as discussed above, claims, including indemnity claims, by us or the trustee against Kentucky Power Company as seller under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that we or the trustee have against Kentucky Power Company. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against Kentucky Power Company based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving Kentucky Power Company.

Enforcement of Rights by the Trustee

Upon an event of default under the indenture, the Kentucky Utilities Act permits the trustee to enforce the security interest in the Cost Recovery Property sold pursuant to the sale agreement in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the Kentucky Public Service Commission to order the sequestration and payment to holders of Bonds of all revenues arising from the applicable charges. There can be no assurance, however, that the Kentucky Public Service Commission would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the Kentucky Public Service Commission and an order requiring an accounting and segregation of the revenues arising from the Cost Recovery Property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.

Bankruptcy of the Servicer

The servicer is entitled to commingle the charges that it receives with its own funds until each date on which the servicer is required to remit funds to the trustee as specified in the servicing agreement. The Kentucky Utilities Act provides that the relative priority of a lien created under the Kentucky Utilities Act is not defeated or adversely affected by the commingling of charges arising with respect to the Cost Recovery Property with funds of the electric utility. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than our property. If the court so rules, then the court would likely rule that the trustee has only a general unsecured claim against the servicer for the amount of commingled charges held as of that date and could not recover the commingled charges held as of the date of the bankruptcy.

However, if the court were to rule on the ownership of the commingled charges, the automatic stay arising upon the bankruptcy of the servicer could delay the trustee from receiving the commingled charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled charges are our property or are property of the servicer, including resolution of any tracing of proceeds issues.

The servicing agreement will provide that the trustee, as our assignee, together with the other persons specified therein, may vote to appoint a successor servicer that satisfies the rating agency condition. The servicing agreement will also provide that the trustee, together with the other persons specified therein, may petition the Kentucky Public Service Commission or a court of competent jurisdiction to appoint a successor servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor may be difficult to obtain and may not be capable of performing all of the duties that Kentucky Power Company as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as servicer.

USE OF PROCEEDS

We will use the proceeds of the issuance of the Bonds to pay the expenses of the issuance and sale of the Bonds and to purchase Cost Recovery Property from Kentucky Power Company. In accordance with the Financing Order, Kentucky Power Company will use the proceeds it receives from the sale of the Cost Recovery Property to reduce its recoverable Eligible Costs. Thereafter, proceeds from the Bonds will be used to repay any outstanding short-term debt at Kentucky Power Company and to fund capital expenditures to support utility operations and services.

PLAN OF DISTRIBUTION

Subject to the terms and conditions in the underwriting agreement among us, Kentucky Power Company and the underwriters, for whom Jefferies LLC, Guggenheim Securities, LLC and SMBC Nikko Securities America, Inc. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the Bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A
Jefferies LLC	$
Guggenheim Securities, LLC
SMBC Nikko Securities America, Inc.
Total	$

Under the underwriting agreement, the underwriters will take and pay for all of the Bonds we offer, if any is taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Underwriters’ Sales Price for the Bonds

The Bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the Bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below.

	Selling Concession	Reallowance Discount
Tranche A

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

No Assurance as to Resale Price or Resale Liquidity for the Bonds

The Bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the Bonds, but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market will develop for the Bonds.

Various Types of Underwriter Transactions That May Affect the Price of the Bonds

The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the Bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the Bonds to be higher than they would otherwise be. Neither we, Kentucky Power Company, the trustee, our managers nor any of the underwriters represent that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to Kentucky Power Company and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the Bonds. Jefferies LLC, as structuring agent, has rendered certain structuring services to the issuing entity for which it was compensated. In accordance with FINRA Rule 5110 this structuring agent fee and the reimbursement of expenses are deemed underwriting compensation in connection with the offering.

We estimate that our share of the total expenses of the offering will be $    .

We and Kentucky Power Company have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the Bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.

The issuing entity expects to deliver the Bonds against payment for the Bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the fifth business day following the date of pricing of the Bonds. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade Bonds on the date of pricing or the succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T +5, to specify alternative settlement arrangements to prevent a failed settlement.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The issuing entity is a wholly-owned subsidiary of Kentucky Power Company. Kentucky Power Company is a wholly-owned operating subsidiary of AEP. Each of the sponsor, the initial servicer and the depositor may maintain other banking relationships in the ordinary course with U.S. Bank Trust Company, National Association, the trustee, and its affiliate, U.S. Bank National Association, in its separate capacity as securities intermediary.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Bonds. Except as specifically provided below with respect to Non-U.S. Holders (as defined below), this discussion does not address the tax consequences to persons other than initial purchasers who are U.S. Holders (as defined below) that acquire the Bonds at original issue for cash equal to the issue price of the Bonds and hold their Bonds as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and it does not address all of the tax consequences relevant to investors that are subject to special treatment under the United States federal income tax laws (such as financial institutions, life insurance companies, dealers in securities, S corporations, taxpayers subject to the alternative minimum tax provisions of the Internal Revenue Code, retirement plans, regulated investment companies, persons who hold the Bonds as part of a “straddle,” “hedge,” “synthetic security,” “conversion transaction,” or other integrated investment, risk reduction or constructive sale transaction, persons that have a “functional currency” other than the United States dollar, investors in pass-through entities, tax-exempt organizations and persons required to accelerate the recognition of any item of gross income with respect to the Bonds as a result of such income being recognized on an “applicable financial statement” (within the meaning of Section 451(b) of the Internal Revenue Code)). This summary also does not address the consequences to holders of the Bonds of U.S. federal taxes other than income taxes, or under state, local or foreign tax laws. Please read “Material Kentucky Income Tax Consequences.” Further, by acquiring a Bond, a bondholder agrees to treat the Bond as a debt of Kentucky Power Company to the extent consistent with applicable state, local and other tax law unless otherwise required by appropriate taxing authorities.

This summary is based on current provisions of the Internal Revenue Code, the Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the IRS and interpretations thereof. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

U.S. Holder and Non-U.S. Holder Defined

A “U.S. Holder” means a beneficial owner of a Bond that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (A) a court in the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has a valid election in place to be treated as a U.S. person. A “Non-U.S. Holder” means a beneficial owner of a Bond that is not a U.S. Holder but does not include (i) an entity or arrangement treated as a partnership for U.S. federal income tax purposes, (ii) a former citizen of the United States or (iii) a former resident of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of a Bond, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences applicable to them. Similarly, former citizens and former residents of the United States are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences that may be applicable to them.

ALL PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF BONDS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER LAWS.

Taxation of the Issuing Entity and Characterization of the Bonds

Based on Revenue Procedure 2005-62, 2005-2 CB 507, as modified by Revenue Procedure 2024-15, 2024-12 I.R.B. 717, it is the opinion of Sidley Austin LLP, as tax counsel to us and Kentucky Power Company, that for U.S. federal income tax purposes, (1) we will not be treated as a taxable entity separate and apart from Kentucky Power Company and (2) the Bonds will be treated as debt of Kentucky Power Company. By acquiring a Bond, a beneficial owner agrees to treat the Bond as debt of Kentucky Power Company for U.S. federal income tax purposes. This opinion is based on certain representations made by us and Kentucky Power Company, on the application of current law to the facts as established by the indenture and other relevant documents and assumes compliance with the indenture and such other documents as in effect on the date of issuance of the Bonds.

Tax Consequences to U.S. Holders

Payments of Interest

Interest on the Bonds will taxable as ordinary income by a U.S. Holder at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of tax accounting for U.S. federal income tax purposes.

Original Issue Discount

One or more classes of Bonds may be issued with original issue discount (“OID”). Notwithstanding a U.S. Holder’s usual method of tax accounting, any OID on a class of Bonds will be includible in the U.S. Holder’s income when it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. In general, a class of Bonds will be treated as issued with OID if the “stated redemption price at maturity” of that class of Bonds (ordinarily, the initial principal amount of that class of Bonds) exceeds the “issue price” of that class of Bonds (ordinarily, the price at which a substantial amount of that class of Bonds is sold to the public) by more than a statutorily defined “de minimis” amount.

Sale or Retirement of Bonds

On a sale, exchange, retirement or other taxable disposition of a Bond, a U.S. Holder will have taxable gain or loss equal to the difference between the amount received by the U.S. Holder and the U.S. Holder’s tax basis in the Bond. A U.S. Holder’s tax basis in a Bond is the U.S. Holder’s cost, subject to adjustments such as increases in basis for any OID previously included in income and reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Bond was held for more than one year at the time of disposition. If a U.S. Holder sells the Bond between interest payment dates, a portion of the amount received will reflect interest that has accrued on the Bond but that has not yet been paid by the sale date, and this amount will generally be taxed in the same manner as described above in “—Tax Consequences to U.S. Holders—Payments of Interest.” To the extent that amount has not already been included in the U.S. Holder’s income, it will be treated as ordinary interest income and not as capital gain.

3.8% Tax on “Net Investment Income”

Certain non-corporate U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Bonds, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. Holders are urged to consult their tax advisors with respect to the tax on net investment income.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of interest on, and the proceeds of the sale or other disposition (including a redemption, exchange or retirement) of, the Bonds, and backup withholding will apply to such payments unless a U.S. Holder provides to the applicable withholding agent its taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for establishing such an exemption.

Tax Consequences to Non-U.S. Holders

Payments of Interest

Subject to the discussions under “—Tax Consequences to Non-U.S. Holders—Information Reporting and Backup Withholding” and “—FATCA”, payments of interest on the Bonds received by a Non-U.S. Holder generally will be exempt from U.S. federal income and withholding tax under the “portfolio interest” exemption if the interest is not effectively connected with the Non-U.S. Holder’s U.S. trade or business, the Non-U.S. Holder properly certifies as to its non-U.S. status, as described below, and the Non-U.S. Holder:

•	does not actually or constructively own, including through an interest in AEP, 10% or more of the total combined voting power of all classes of Kentucky Power Company stock entitled to vote;

•	is not a bank whose receipt of interest is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	is not a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us or Kentucky Power Company, actually or constructively.

The portfolio interest exemption applies only if the Non-U.S. Holder appropriately certifies as to its non-U.S. status to the applicable withholding agent. A Non-U.S. Holder generally can meet this certification requirement by providing a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or appropriate substitute or successor form) to the applicable withholding agent. If the Non-U.S. Holder holds the Bonds through a financial institution or other agent acting on its behalf, it may be required to provide appropriate certifications to its agent. The agent then generally will be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries.

If the Non-U.S. Holder cannot satisfy the requirements described above, payments of interest made to the Non-U.S. Holder will be subject to U.S. federal withholding tax, currently at a 30% rate, unless (1) it provides the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or appropriate substitute or successor form) claiming an exemption from (or a reduction of) withholding under an applicable income tax treaty or (2) the payments of interest are effectively connected with its conduct of a trade or business in the United States and it meets the certification requirements described below (see “Income or Gain Effectively Connected with a U.S. Trade or Business”).

Sale or Retirement of Bonds

A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange, retirement or other taxable disposition of the Bonds, unless:

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met; or

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States).

Gain described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax in the manner described under “—Tax Consequences to Non-U.S. Holders—Income or Gain Effectively Connected with a U.S. Trade or Business.”

To the extent any portion of the amount realized on the sale, redemption, exchange, retirement or other taxable disposition of a Bond is attributable to accrued but unpaid interest on the Bond, this amount will generally be taxed in the same manner as described in “—Tax Consequences to Non-U.S. Holders—Payments of Interest.”

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of purchasing, owning, and disposing of the Bonds, including any applicable income tax treaties that may provide for different rules.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the Bonds or gain from the sale, exchange, redemption, retirement or other taxable disposition of the Bonds is effectively connected with a U.S. trade or business conducted by a Non-U.S. Holder, then the interest income or gain will be subject to U.S. federal income tax at regular graduated income tax rates generally in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise. Effectively connected interest income will not be subject to U.S. federal withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing to the applicable withholding agent a properly executed IRS Form W-8ECI (or successor form). In addition, if a Non-U.S. Holder is a corporation, the portion of its earnings and profits that is effectively connected with its U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, unless an applicable income tax treaty provides for a lower rate. For this purpose, interest received on a Bond and gain recognized on the disposition of a Bond will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business.

Information Reporting and Backup Withholding

Payments to a Non-U.S. Holder of interest on a Bond, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and the Non-U.S. Holder. Copies of the information returns reporting such interest payments and withholding may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is established under the provisions of a specific treaty or agreement.

Backup withholding generally will not apply to payments to a Non-U.S. Holder of interest on a Bond if the certification described in “—Tax Consequences to Non-U.S. Holders—Payments of Interest” is duly provided or the Non-U.S. Holder otherwise establishes an exemption.

Payment of the proceeds from the disposition of a Bond effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless a Non-U.S. Holder properly certifies under penalties of perjury as to its foreign status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable or successor form) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds from the disposition of a Bond effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that a holder is not a U.S. person and certain other conditions are met, or a Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of a disposition of a Bond effected outside the U.S. by such a broker if it has certain relationships with the U.S.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Under the “Foreign Account Tax Compliance Act” (“FATCA”), a 30% withholding tax is generally imposed on certain payments, including payments of interest on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, a Bond paid to a made to “foreign financial institutions” and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The withholding agent will be required to withhold amounts under FATCA on payments made to Non-U.S. Holders that are subject to the FATCA requirements but fail to provide the withholding agent with proof that they have complied with such requirements.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA currently applies to payments of interest on a Bond. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of a Bond, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds (other than the amount treated as interest) entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Bonds.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX OR LEGAL ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE BONDS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND THE CONSEQUENCES UNDER ANY APPLICABLE TAX TREATY.

MATERIAL KENTUCKY INCOME TAX CONSEQUENCES

Assuming that the Bonds will be treated as debt obligations of Kentucky Power Company for U.S. federal income tax purposes, interest paid on the Bonds generally will be taxed for Kentucky income tax purposes consistently with its taxation for U.S. federal income tax purposes (although certain corporate bondholders may be entitled to a deduction from Kentucky gross income for interest received on the Bonds) and such interest received by an entity or person not otherwise subject to Kentucky corporate or individual income tax will not be subject to Kentucky income tax. Stites & Harbison PLLC, expects to issue an opinion, that, for Kentucky income tax purposes (1) we will not be treated as a taxable entity separate and apart from Kentucky Power Company, our sole member, and (2) the Bonds will constitute indebtedness of Kentucky Power Company, assuming, in each case, that such treatment applies for U.S. federal income tax purposes. These opinions are not binding on any taxing authority or any court, and there can be no assurance that contrary positions may not be taken by any taxing authority.

This discussion is based on current provisions of the Kentucky tax statutes and regulations, judicial decisions and administrative interpretations and rulings. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions set forth in this discussion.

The discussion under “Material Kentucky Income Tax Consequences” is for general information only and may not be applicable depending upon a bondholder’s particular situation. It is recommended that prospective bondholders consult their own tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of the Bonds, including the tax consequences under federal, state, local, non-U.S. and other tax laws and the effects of changes in such laws. Please read “Material U.S. Federal Income Tax Consequences.”

ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974, known as ERISA, and Section 4975 of the Internal Revenue Code impose certain requirements on employee benefit plans and other arrangements subject to ERISA or Section 4975 of the Internal Revenue Code. ERISA and the Internal Revenue Code also impose certain requirements on fiduciaries of such plans in connection with the investment of the assets of the plans. For purposes of this discussion, “plans” include “employee benefit plans” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, “plans” as defined in Section 4975(e)(1) of the Internal Revenue Code that is subject to Section 4975 of the Internal Revenue Code, including individual retirement accounts and annuities and Keogh plans, as well as entities that are deemed to hold plan assets of any of the foregoing by virtue of such employee benefit plan’s or plan’s investment in the entity, including some collective investment funds and insurance company general or separate accounts in which the assets of those plans, accounts or arrangements are invested. A fiduciary of an investing plan is any person who in connection with the assets of the plan:

•	has discretionary authority or control over the management or disposition of assets, or

•	provides investment advice for a fee.

Some plans, such as governmental plans, and certain church plans, and the fiduciaries of those plans, are not subject to ERISA requirements. Accordingly, assets of these plans may be invested in the Bonds without regard to the ERISA considerations described below, subject to the provisions of other applicable law, including a federal, state, local or other law that is similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code (any such law, “applicable similar law” and these plans, (“other law plans”)). For example, a governmental plan which is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code, however, is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code.

ERISA imposes certain general fiduciary requirements on fiduciaries, including:

•	investment prudence and diversification, and

•	the investment of the assets of the plan in accordance with the documents governing the plan.

In considering an investment in the Bonds, the fiduciary of a plan should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA or the Internal Revenue Code relating to the fiduciary’s duties to the plan, including, but not limited to, the duties of investment prudence and diversification, and delegation of control under ERISA, and the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a plan and persons who have certain specified relationships to the plan, referred to as “parties in interest,” as defined under ERISA or “disqualified persons” as defined under Section 4975 of the Internal Revenue Code unless a statutory or administrative exemption is available. The types of transactions that are prohibited include but are not limited to:

•	sales, exchanges or leases of property;

•	loans or other extensions of credit; and

•	the furnishing of goods or services.

Certain persons that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory or administrative exemption is available. In addition, the persons involved in the prohibited transaction may have to cancel or unwind the transaction and pay an amount to the plan for any losses realized by the plan or profits realized by these persons. In addition, individual retirement accounts involved in the prohibited transaction may be disqualified which would result in adverse tax consequences to the owner of the account.

Regulation of Assets Included in a Plan

A fiduciary’s investment of the assets of a plan in the Bonds may cause our assets to be deemed assets of the investing plan. United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (collectively, the “plan asset regulations”), provide that the assets of an entity will be deemed to be assets of a plan that purchases an interest in the entity if the interest that is purchased by the plan is an equity interest, equity participation by benefit plan investors is “significant” within the meaning of the plan asset regulations and none of the other exceptions contained in the plan asset regulations applies. An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is no authority directly on point, it is anticipated that the Bonds will be treated as indebtedness under local law without any substantial equity features.

If the Bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be assets of any plans that purchase the Bonds. The extent to which the Bonds are owned by benefit plan investors will not be monitored. If our assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.

In addition and without regard to whether the Bonds are characterized as other than equity interests in us for purposes of the plan asset regulations, the acquisition, holding or disposition of the Bonds by or on behalf of a plan could give rise to a prohibited transaction if we or the trustee, Kentucky Power Company, any other servicer, AEP, any underwriter or certain of their affiliates is or becomes a party in interest or disqualified person with respect to an investing plan unless the transaction qualifies for relief under a prohibited transaction exemption. Each purchaser of the Bonds will be deemed to have represented and warranted that its purchase, holding and disposition of the Bonds will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

Prohibited Transaction Exemptions

If you are a fiduciary of a plan or any other person proposing to acquire the Bonds on behalf of, or using assets of, a plan, before purchasing any Bonds, you should consider and consult with counsel as to whether the acquisition, holding and disposition of the Bonds may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code and if so, whether any prohibited transaction exemption may provide relief for such transactions. In particular, you should consider and consult with counsel as to the availability of one of the Department of Labor’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:

•	PTCE 75-1, which exempts certain transactions between a plan and certain broker-dealers, reporting dealers and banks;

•	PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager;”

•	PTCE 90-1, which exempts certain transactions between insurance company separate accounts and parties in interest;

•	PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;

•	PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;

•	PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager;” and

•

the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, which exempts certain transactions between plans and parties in interest that are parties in interest solely by reason of providing services to a plan or having a relationship to a service provider to the plan and are not fiduciaries with respect to the transaction.

We cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the Bonds by, or on behalf of, a plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. Even if one of these class exemptions or statutory exemptions were deemed to apply, Bonds may not be purchased with assets of any plan if we or the trustee, Kentucky Power Company, any other servicer, AEP, any underwriter or any of their affiliates:

•	has investment discretion over the assets of the plan used to purchase the Bonds;

•

has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the plan used to purchase the Bonds, for a fee and under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the plan, and will be based on the particular investment needs of the plan; or

•	is an employer maintaining or contributing to the plan.

Consultation with Counsel and Representation

The sale of the Bonds to a plan will not constitute a representation by us or the trustee, Kentucky Power Company, any other servicer, AEP, any underwriter or any of their affiliates that such an investment meets all relevant legal requirements relating to investments by such plans or other-law plans generally or by any particular plan or other-law plan, or that such an investment is appropriate for such plans or other-law plans generally or for a particular plan or other-law plan.

If you are a fiduciary or any other person which proposes to purchase the Bonds on behalf of or with assets of a plan, you should consider your general fiduciary obligations under ERISA and you should consult with your legal counsel as to the potential applicability of ERISA and/or the Internal Revenue Code to any investment and the availability of any prohibited transaction exemption in connection with any investment. In addition, if you are a fiduciary or any other person acting on behalf of, or using assets of, an other-law plan, you should consider and consult with legal counsel as to whether the acquisition, holding and disposition of the Bonds by, on behalf of, or using assets of, an other-law plan would violate any applicable similar law.

By acquiring any interest in the Bonds, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (1) it is not a plan or an other-law plan and is not acting on behalf of, or using assets of, a plan or other-law plan to acquire or hold the Bonds or (2) its acquisition, holding and disposition of the Bonds will not, in the case of a plan, constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or, in the case of an other-law plan, constitute or result in a violation of applicable similar law.

This summary is based on current provisions of ERISA, the Internal Revenue Code, the regulations thereunder and other related guidance. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

LEGAL PROCEEDINGS

Other than as disclosed herein, there are no legal or governmental proceedings pending against us, the sponsor, seller, trustee, or servicer, or of which any property of the foregoing is subject, that is material to the holders of the Bonds. See “The Trustee” in this prospectus for a discussion of certain legal proceedings involving certain affiliates of the trustee, none of which are material to holders of the Bonds.

RATINGS FOR THE BONDS

We expect that the Bonds will receive credit ratings from two NRSROs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person is obligated to maintain the rating on any Bonds and, accordingly, we can give no assurance that the ratings assigned to the Bonds upon initial issuance will not be lowered or withdrawn by a NRSRO at any time thereafter. If a rating of the Bonds is lowered or withdrawn, the liquidity of the Bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the Bonds other than the payment in full of the Bonds by the final maturity date, as well as the timely payment of interest.

Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the Bonds. As a result, an NRSRO other than the NRSRO hired by the sponsor (hired NRSRO) may issue ratings on the Bonds (Unsolicited Ratings), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the closing date in respect of the Bonds. Issuance of any Unsolicited Rating will not affect the issuance of the Bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSRO on the Bonds might adversely affect the value of the Bonds and, for regulated entities, could affect the status of the Bonds as a legal investment or the capital treatment of the Bonds. Investors in the Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.

A portion of the fees paid by Kentucky Power Company to a NRSRO which is hired to assign a rating on the Bonds is contingent upon the issuance of the Bonds. In addition to the fees paid by Kentucky Power Company to a NRSRO at closing, Kentucky Power Company will pay a fee to the NRSRO for ongoing surveillance for so long as the Bonds are outstanding. However, no NRSRO is under any obligation to continue to monitor or provide a rating on the Bonds.

WHERE YOU CAN FIND MORE INFORMATION

To the extent that we are required by law to file such reports and information with the SEC under the Exchange Act, we will file annual and current reports and other information with the SEC. We are incorporating by reference any future filings we or the sponsor, but solely in its capacity as our sponsor, make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to, and not filed with, the SEC. These reports will be filed under our own name as issuing entity. Under the Indenture, we may voluntarily suspend or terminate the filing obligations as issuing entity (under the SEC rules) with the SEC, to the extent permitted by applicable law.

This prospectus is part of a registration statement we and Kentucky Power Company have filed with the SEC relating to the Bonds. This prospectus describes the material terms of some of the documents we have filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits.

Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov. You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:

Kentucky Power Cost Recovery LLC

1645 Winchester Avenue

Ashland, Kentucky 41101

Phone: 606-929-1488

Our SEC Securities Act file number is 333-284112 and 333-284112-01.

We or Kentucky Power Company as depositor will also file with the SEC all of the periodic reports we or the depositor are required to file under the Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither we nor Kentucky Power Company as depositor intend to file any such reports relating to the Bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. A more detailed description of the information to be included in these periodic reports, please read “Description of the Bonds-Website Disclosures.”

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we or the depositor file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information with information that we or the depositor file subsequently that is incorporated by reference into this prospectus. We are incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which we or Kentucky Power Company, solely in its capacity as our depositor, make with the SEC until the offering of the Bonds is completed. These reports will be filed under our own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS

Section 619 of the Dodd-Frank Act and its implementing regulations, commonly known as the “Volcker Rule”, prevent “banking entities” from (1) engaging in “proprietary trading”, (2) acquiring or retaining any “ownership interest” in, or sponsoring, a “covered fund” and (3) entering into certain relationships with a “covered fund” (as such terms are defined in the Volcker Rule). A “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act. We have been structured so as not to be a “covered fund” under the Volcker Rule.

We are not registered or required to be registered as an “investment company” under the Investment Company Act. In making this determination, we will be relying on an exclusion or exemption under the Investment Company Act contained in Section 3(c)(5) under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. Investors that constitute “banking entities” should carefully review and familiarize themselves with the Volcker Rule and should consult their own legal advisors regarding the effects of the Volcker Rule on such investors and their investment in the Bonds.

RISK RETENTION

This offering of the Bonds is exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.

For information regarding the requirements of the EU Securitisation Regulation and the UK Securitisation Regulation as to risk retention and other matters, please read “Risk Factors Other Risks Associated with an Investment in the Bonds – Regulatory provisions affecting certain investors could adversely affect the liquidity of the Bonds” in this prospectus.

LEGAL MATTERS

Certain legal matters relating to us and the issuance of the Bonds will be passed upon for Kentucky Power Company and us by Sidley Austin LLP, special counsel to Kentucky Power Company. Certain other legal matters relating to the issuance of the Bonds will be passed on by Richards, Layton & Finger, P.A., special Delaware counsel to us, by Stites & Harbison PLLC, special Kentucky counsel to Kentucky Power Company and us, and by Winston & Strawn LLP, counsel to the underwriters. Certain legal matters relating to the federal income tax consequences of the issuance of the Bonds will be passed upon for us by Sidley Austin LLP. Certain legal matters relating to the Kentucky income tax consequences of the issuance of the Bonds will be passed upon for us by Stites & Harbison PLLC.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”). FOR THESE PURPOSES, THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (“QUALIFIED INVESTOR”) WITHIN THE MEANING OF DIRECTIVE 2003/71/EC (AS AMENDED OR SUPERSEDED, THE “PROSPECTUS DIRECTIVE”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS DIRECTIVE. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN ANY MEMBER STATE OF THE EEA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE ONLY TO A QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF BONDS OTHER THAN TO QUALIFIED INVESTORS.

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). NEITHER WE NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THIS PURPOSE, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.

NOTICE TO RESIDENTS OF UNITED KINGDOM

IN THE UNITED KINGDOM, THIS PROSPECTUS IS BEING COMMUNICATED ONLY TO, AND IS DIRECTED ONLY AT, (1) PERSONS WHICH HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHICH FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE

“ORDER”); (2) PERSONS WHICH FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER; OR (3) PERSONS TO WHICH IT MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DIRECTED (EACH SUCH PERSON, A “RELEVANT PERSON”). ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE BONDS, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY ANY PERSON WHICH IS NOT A RELEVANT PERSON.

EACH OF THE UNDERWRITERS HAS REPRESENTED AND AGREED THAT (I) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”)) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY; AND (II) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE BONDS IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

NOTICE TO RESIDENTS OF CANADA

THE BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

GLOSSARY OF DEFINED TERMS

Set forth below is a list of the defined terms used in this prospectus:

“AEP” means American Electric Power Company, Inc.

“AEP Credit” means AEP Credit, Inc., or its successor.

“AEP Receivables Purchase Agreement” means that certain Fourth Amended and Restated Receivables Purchase Agreement, dated as of June 25, 2014, among AEP Credit, American Electric Power Service Corporation, the Receivables Agent and the other entities party thereto as purchasers, as the same may be amended, supplemented or modified from time to time.

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Basic documents” means the administration agreement, the sale agreement, servicing agreement, indenture, intercreditor agreement and any supplements thereto or the bill of sale given by the seller and the notes evidencing the Bonds, the underwriting agreement, the certificate of formation, the initial limited liability company agreement of the issuing entity and the amended and restated limited liability agreement of the issuing entity.

“Business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Ashland, Kentucky, Chicago, Illinois, St. Paul, Minnesota, New York, New York, or Columbus, Ohio are, or DTC or the corporate trust office of the trustee at which the indenture will be administered is, authorized or obligated by law, regulation or executive order to remain closed.

“Charges” or “cost recovery charges” means, with regard to Kentucky Power Company, the amounts authorized to be imposed on all retail customer bills and collected, through a nonbypassable mechanism, by the servicer, to recover qualified costs pursuant to the Financing Order (referred to in the Financing Order as “securitized surcharges”).

“Charge rider” means the Securitized Surcharge Rider (S.S.R.), in the form attached to the Financing Order as Appendix B, filed with the Kentucky Public Service Commission pursuant to the Kentucky Utilities Act to evidence the charges pursuant to the Financing Order.

“Charge rider adjustment” means a revision to the charge rider or any other notice filing filed with the Kentucky Public Service Commission in respect of the charge rider pursuant to a true-up adjustment.

“Clearstream” means Clearstream Banking, Luxembourg, S.A.

“Collection account” means the segregated trust account relating to the Bonds designated the collection account and held by the trustee at U.S. Bank National Association under the indenture.

“Commonwealth” means the Commonwealth of Kentucky.

“Cost Recovery Property” means, with regard to Kentucky Power Company or an issuing entity (such as us), means all “securitized property” (as defined in Section 278.670(19) of the Kentucky Utilities Act) created pursuant to a financing order and sold or otherwise conveyed to us under a sale agreement, including the right to impose, bill, charge, collect, receive, and adjust the charges authorized under such financing order and to obtain periodic adjustments to such charges authorized under the Kentucky Utilities Act as provided in such financing order and all revenues, collections, claims, rights to payments, payments, moneys, or proceeds arising from the rights and interests specified in such financing order, regardless of whether those revenues, collections, claims, rights to payment, payments, moneys, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, rights to payment, payments, moneys, or proceeds.

“DTC” means the Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.

“Eligible Costs” means Recovery Costs and Financing Costs.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Euroclear” means the Euroclear System.

“Excess funds subaccount” means that subaccount of the collection account into which funds collected by the servicer in excess of amounts necessary to make the payments specified on a given payment date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDIC” means the Federal Deposit Insurance Corporation or any successor thereto.

“Financing Costs” means “financing costs” (as defined in the Kentucky Utilities Act).

“Indenture” means the indenture to be entered into among the issuing entity, the trustee and the securities intermediary, providing for the issuance of Bonds, as the same may be amended and supplemented from time to time.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Kentucky Public Service Commission” means the Kentucky Public Service Commission.

“KPCo Receivables Agency Agreement” means the Third Amended and Restated Agency Agreement, dated August 25, 2004, among Kentucky Power Company, AEP Credit and the Receivables Agent, as the same may be amended, supplemented or modified from time to time.

“KPCo Receivables Purchase Agreement” means the Third Amended and Restated Purchase Agreement, dated August 25, 2004, between Kentucky Power Company and AEP Credit, as the same may be amended, supplemented or modified from time to time.

“kW” means kilowatt.

“kWh” means kilowatt-hour.

“Moody’s” means Moody’s Investors Service, Inc. or any successor in interest.

“MWh” means megawatt-hour.

“Nonbypassable” refers to the right of the servicer to collect the charges from all existing and future retail customers, including special contract customers, even if those customers elect to purchase electricity from an alternative supplier following a fundamental change in regulation of public utilities in the Commonwealth of Kentucky.

“Non-U.S. Holder” means a holder of Bonds that is neither a U.S. Holder nor subject to rules applicable to former citizens and residents of the United States.

“NRSRO” means a nationally recognized statistical rating organization.

“Payment date” means the date or dates on which interest and principal are to be payable on the Bonds.

“Periodic Payment Requirement” for any calculation period means the total dollar amount of charge collections reasonably calculated by the Servicer in accordance with the Servicing Agreement as necessary to be received during such period (after giving effect to the allocation and distribution of amounts on deposit in the Excess Funds Subaccount at the time of calculation and which are projected to be available for payments on the Bonds at the end of such calculation period and including any shortfalls in Periodic Payment Requirements for any prior calculation period) in order to ensure that, as of the last Payment Date occurring in such calculation period, (a) all accrued and unpaid interest on the Bonds then due shall have been paid in full on a timely basis, (b) the outstanding amount of the Bonds is equal to the aggregate Projected Unrecovered Balance on each Payment Date during such calculation period, (c) the balance on deposit in the capital subaccount equals the aggregate Required Capital Level and (d) all other fees and expenses due and owing and required or allowed to be paid under the applicable provisions of the Indenture as of such date shall have been paid in full; provided that, with respect to any mandatory true-up adjustment or interim true-up adjustment occurring after the last Scheduled Final Payment Date for the Bonds, the Periodic Payment Requirements shall be calculated to ensure that sufficient charges will be collected to retire the Bonds in full as of the next Payment Date.

“Periodic Principal” means, with respect to any Payment Date, the excess, if any, of the Outstanding Amount of the Bonds over the outstanding Unrecovered Balance specified for such Payment Date on the Expected Amortization Schedule.

“Projected Unrecovered Balance” means, as of any Payment Date, the sum of the projected outstanding principal amount of the Bonds for such Payment Date set forth in the Expected Amortization Schedule.

“PTCE” means a prohibited transaction class exemption of the United States Department of Labor.

“Kentucky Public Service Commission” means the Public Service Commission of the Commonwealth of Kentucky or any successor.

“Rating agencies” means Moody’s and S&P.

“Rating agency condition” means, with respect to any action we propose to take, the requirement that we provide not less than ten business days’ prior written notice to each rating agency rating the Bonds of such action, and request written confirmation that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of the Bonds issued by us provided, that if any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification within such ten Business Day period, then (i) we are required to confirm that such rating agency has received our request, and (ii) if the rating agency neither replies to such second (2nd) request nor responds in a manner that indicates it is reviewing and considering the notice within five business days following such second (2nd) request, the rating agency condition shall be deemed to be satisfied with respect to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).

“Receivables Agent” means JPMorgan Chase Bank, N.A., or its successor, in its capacity as administrative agent under the AEP Receivables Purchase Agreement.

“Record date” means the date or dates with respect to each payment date on which it is determined the person in whose name each Bond is registered will be paid on the respective payment date.

“Recovery Costs” means “securitization costs” (as defined in the Kentucky Utilities Act).

“Regulation AB” means the rules of the SEC promulgated under Subpart 229.1100—Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time.

“Required capital level” means the amount required to be funded in the capital subaccount, which will equal 0.50% of the principal amount issued by us.

“S&P” means Standard & Poor’s Ratings Group, Inc. or any successor in interest.

“Sale agreement” means the sale agreement to be entered into between the issuing entity and Kentucky Power Company, pursuant to which Kentucky Power Company sells and Kentucky Power Cost Recovery LLC buys the Cost Recovery Property.

“Scheduled Final Payment Date” means with respect to the Bonds, the date when all interest and principal is scheduled to be paid in accordance with the Expected Amortization Schedule, as specified in the Series Supplement; provided that the Scheduled Final Payment Date in an issue of Bonds shall not be later than 20 years and three months after the date of issuance. For the avoidance of doubt, the Scheduled Final Payment Date shall be the last Scheduled Payment Date set forth in the Expected Amortization Schedule. The “last Scheduled Final Payment Date” means the Scheduled Final Payment Date of the Bonds.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Intermediary” means U.S. Bank National Association and its successors in interest.

“Securitized bonds” means, as defined pursuant to the Kentucky Utilities Act, bonds, debentures, notes, certificates of participation, certificates of beneficial interest, certificates of ownership, or other evidence of indebtedness or ownership that have a maturity date as determined reasonable by the Kentucky Public Service Commission, but not later than 30 years from the issue date, that are issued by an electric utility or assignee pursuant to a financing order, the proceeds of which are used directly or indirectly to recover, finance, or refinance capitalized cost assets and financing costs that are secured by or payable from cost recovery property.

“Series supplement” means the supplement to the indenture which establishes the specific terms of the Bonds.

“Servicing agreement” means the servicing agreement to be entered into between the issuing entity and Kentucky Power Company, as the same may be amended and supplemented from time to time, pursuant to which Kentucky Power Company undertakes to service the Cost Recovery Property.

“Subsequent financing order” means, following the initial issuance of the Bonds, any other financing order issued under the Kentucky Utilities Act by the Kentucky Public Service Commission to Kentucky Power Company with respect to an additional series of “securitized bonds” for the benefit of Kentucky Power Company.

“Treasury Regulations” means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.

“True-up” means a mechanism required by the Kentucky Utilities Act and the Financing Order whereby the servicer will apply to the Kentucky Public Service Commission for adjustments to the applicable charges based on actual collected charges and updated assumptions by the servicer as to future collections of charges. The Kentucky Public Service Commission will approve properly filed adjustments. Adjustments will immediately be reflected in the customers’ next billing cycle. Any corrections for mathematical errors will be reflected in the next true-up.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Trustee” means U.S. Bank Trust Company, National Association, and its successors in interest.

“U.S. Holder” means a holder of a Bond that is (i) a citizen or resident of the United States, (ii) a partnership or corporation (or other entity treated like a corporation for federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, (iv) a trust with respect to which both (A) a court in the United States is able to exercise primary authority over its administration and (B) one or more United States persons have the authority to control all of its substantial decisions or (v) a trust that has elected to be treated as a United States person under applicable Treasury Regulations.

$477,749,000 Series 2025 Senior Secured Bonds,

Kentucky Power Company

Sponsor, Depositor and Initial Servicer

Kentucky Power Cost Recovery LLC

Issuing Entity

Joint Book-Running Managers

JEFFERIES LLC	GUGGENHEIM SECURITIES, LLC	SMBC NIKKO SECURITIES AMERICA, INC.

Through and including      (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$73,228.50
Printing expenses	$300,000
Indenture Trustee fees and expenses	$35,000
Legal fees and expenses	$4,516,877
Accounting fees and expenses	$95,000
Kentucky Public Service Commission financial advisor fees and expenses	$1,302,193
Rating Agencies’ fees and expenses	$633,017
Miscellaneous fees and expenses	$568,370

Total	$7,523,686

Item 13. Indemnification of Directors and Officers

KENTUCKY POWER COST RECOVERY LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of Kentucky Power Cost Recovery LLC, we will indemnify our managers to the fullest extent permitted by law against any liability incurred with respect to their services as managers under our limited liability company agreement, except for liabilities arising from their own fraud, gross negligence or willful misconduct.

KENTUCKY POWER COMPANY

The By-laws of Kentucky Power, as amended and restated on March 20, 2008 (the “By-laws”), provide that Kentucky Power Company shall indemnify any person who was or is made party to a proceeding because such person is or was a director, officer or employee of Kentucky Power Company, or is or was serving at the request of Kentucky Power Company as a director, trustee, partner, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether for profit or not against liability incurred by such person in connection with the proceeding and against all reasonable expenses incurred in successfully asserting a claim for indemnification if (i) such person conducted himself or herself in good faith, (ii) such person reasonably believed, in the case of conduct in his or her official capacity with Kentucky Power Company, that his or her conduct was in the best interests of Kentucky Power Company, and in all other cases that his or her conduct was at least not opposed to its best interests, and (iii) in the case of any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

Notwithstanding the foregoing, the By-laws further provide that no indemnification shall be made in connection with (i) any proceeding by or in the right of Kentucky Power Company in which the person seeking indemnification was adjudged liable to Kentucky Power Company, or (ii) any proceeding charging any person with improper benefit to him or herself, whether or not involving action in such person’s official capacity, in which such person was adjudged to be liable on the basis that personal benefit was improperly received by such person. Determinations of and authorizations for indemnification must be made in accordance with the procedures set forth in the By-laws.

Section 271B.8-510 of the Kentucky Revised Statutes (“KRS”) permits a Kentucky corporation to indemnify an individual who was, is or is threatened to be made a named defendant or respondent in to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, because he is or was a director against liability incurred in the proceeding if: (i) he conducted himself in good faith, (ii) he honestly believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and, in all other cases, that his conduct was at least not opposed to its best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation shall not so indemnify a director unless authorized in the specific case after a determination has been made in the manner specified in KRS 271B.8-550 that indemnification of the director is permissible in the circumstances because he has met such standard of conduct. Indemnification may be made against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including counsel fees) incurred with respect to a proceeding, except that if the proceeding was by or in the right of the corporation, indemnification may be made only against reasonable expenses incurred in connection with the proceeding. Pursuant to KRS Section 271B.8530, a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if (i) the director undertakes in writing the personal obligation to repay such advance upon an ultimate determination that he failed to meet such standard of conduct; and (ii) a determination is made in the manner specified in KRS Section 271B.8-550 that the facts then known to those making the determination would not preclude indemnification under KRS 271B.8-500 to 271B.8-580.

A corporation may not indemnify a director under KRS Section 271B.8-510 in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Unless limited by the articles of incorporation, a director or an officer who is not a director who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation is entitled to indemnification by the corporation against reasonable expenses incurred by him in connection with the proceeding. Unless its articles of incorporation provide otherwise, a Kentucky corporation may indemnify and advance expenses to an officer who is not a director, employee or agent of the corporation to the same extent that it may indemnify and advance expenses to directors. The indemnification and advancement of expenses provided by or granted pursuant to KRS 271B.8-500-271B.8-580 is not exclusive of any rights to which those seeking indemnification of advancement of expenses may otherwise be entitled. KRS 271B.8-570 empowers a Kentucky corporation to purchase and maintain insurance on behalf of its directors, officers, employees or agents, whether or not the corporation would have the power under KRS 271B.8-510 or KRS 271B.8-520 to indemnify them against such liability.

Unless a corporation’s articles of incorporation provide otherwise, a director or an officer who is not a director of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. Such court, after giving any notice the court considers necessary, may order indemnification if it determines (i) the director or officer is entitled to mandatory indemnification under KRS 271B.8-520 or (ii) the director or officer is fairly and reasonable entitled to indemnification in view of all relevant circumstances, whether or not he met the standard of conduct set forth in KRS 271B.8-510 or was adjudged liable as described in subsection (4) of KRS 271B.8-510, but if he was adjudged so liable his indemnification shall be limited to reasonable expenses incurred.

The above is a general summary of certain provisions of Kentucky Power Company’s By-laws and the KRS and is subject in all respects to the specific and detailed provisions of Kentucky Power Company’s By-laws and the KRS.

Insurance

Kentucky Power Company maintains insurance policies insuring its directors and officers against certain obligations that may be incurred by them.

Item 14. Exhibits

List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement***

3.1	Certificate of Formation of Kentucky Power Cost Recovery LLC*

3.2	Limited Liability Company Agreement of Kentucky Power Cost Recovery LLC*

3.3	Amended and Restated Limited Liability Company Agreement of Kentucky Power Cost Recovery LLC***

4.1	Form of Indenture between Kentucky Power Cost Recovery LLC and the Trustee (including forms of the Series 2025 Senior Secured Bonds and the form of the Series Supplement)***

5.1	Opinion of Sidley Austin LLP with respect to legality***

8.1	Opinion of Sidley Austin LLP with respect to federal tax matters***

8.2	Opinion of Stites & Harbison PLLC with respect to Kentucky tax matters***

10.1	Form of Servicing Agreement between Kentucky Power Cost Recovery LLC and Kentucky Power Company, as Servicer***

10.2	Form of Purchase and Sale Agreement between Kentucky Power Cost Recovery LLC and Kentucky Power Company, as Seller**

10.3	Form of Administration Agreement between Kentucky Power Cost Recovery LLC and Kentucky Power Company, as Administrator**

10.4	Intercreditor Agreement among AEP Credit, Inc., JPMorgan Chase Bank, N.A., and each indenture trustee, servicer and issuer party thereto from time to time, dated as of September 7, 2022, and amended and restated as of December 9, 2024*

10.5	Form of Joinder to the Intercreditor Agreement among Kentucky Power Company, Kentucky Power Cost Recovery LLC, U.S. Bank Trust Company, National Association, AEP Credit, Inc. and JPMorgan Chase Bank, N.A.**

23.1	Consent of Sidley Austin LLP (included as part of its opinions filed as Exhibits 5.1, 8.1 and 99.2)***

23.2	Consent of Stites & Harbison PLLC (included as part of its opinion filed as Exhibits 8.2 and 99.3)***

24.1	Power of Attorney of Kentucky Power Company**

24.2	Power of Attorney of Kentucky Power Cost Recovery LLC***

25.1	Form of T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association**

99.1	Financing Order**

99.2	Form of Opinion of Sidley Austin LLP with respect to U.S. constitutional matters***

99.3	Form of Opinion of Stites & Harbison PLLC with respect to Kentucky constitutional matters***

107	Filing Fee Table**

*	Previously filed with the Registration Statement on Form SF-1 of Kentucky Power Company and Kentucky Power Cost Recovery LLC (File Nos. 333-284112 and 333-284112-01) filed on January 2, 2025.

**

Previously filed with Amendment No. 1 to the Registration Statement on Form SF-1 of Kentucky Power Company and Kentucky Power Cost Recovery LLC (File Nos. 333-284112 and 333-284112-01) filed on April 18, 2025.

***	Filed herewith.

Item 15. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 16th day of May, 2025.

KENTUCKY POWER COMPANY

/s/ Trevor I. Mihalik
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
(i) Principal Executive Officer:

William J. Fehrman*	Chief Executive Officer

(ii) Principal Financial Officer:

/s/ Trevor I. Mihalik Trevor I. Mihalik	Chief Financial Officer	May 16, 2025

(iii) Principal Accounting Officer:

/s/ Kate Sturgess Kate Sturgess	Chief Accounting Officer	May 16, 2025

(iv) A Majority of the Directors:

William J. Fehrman* David M. Feinberg* Cynthia G. Wiseman* Trevor I. Mihalik*	Directors

By*	/s/ Trevor I. Mihalik	May 16, 2025
Trevor I. Mihalik
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 16th day of May, 2025.

KENTUCKY POWER COST RECOVERY LLC

By:	/s/ Matthew D. Fransen
Name:	Matthew D. Fransen
Title:	Manager

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew D. Fransen	Manager	May 16, 2025
Matthew D. Fransen

Trevor I. Mihalik*	Manager

Franz D. Messner*	Manager

Sean Emerick*	Manager

William Bleier*	Manager

By:*	/s/ Matthew D. Fransen	May 16, 2025
Matthew D. Fransen
Attorney-in-Fact